Form 20-F
period 2025-12-31
YD Bio Ltd
filed 2026-04-30
CIK 2011674

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission File Number: 001-42810

YD BIO LIMITED

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

12F., No. 3, Xingnan St.,
Nangang Dist.,
Taipei City 115001, Taiwan
(Address of principal executive offices)

Copy to:

Ethan Shen

Chief Executive Officer

12F., No. 3, Xingnan St.,
Nangang Dist.,
Taipei City 115001, Taiwan
+(886) 2382-0330

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	YDES	The Nasdaq Global Market
Warrants, each exercisable to purchase one ordinary share at an exercise price of $11.50 per share	YDESW	The Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025: the issuer had 70,789,261 ordinary shares, par value $0.0001 per share, and 15,142,911 warrants outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

ABOUT THIS ANNUAL REPORT

Unless the context otherwise requires or where otherwise indicated in this annual report (this “Annual Report”), references to “we,” “us,” “our,” “YD Bio,” and the “Company” refer to YD Bio Limited, a Cayman Islands exempted company, and its consolidated subsidiaries.

All references in this Annual Report to “Business Combination” refer to the transactions effected under the Merger Agreement and Plan of Reorganization dated, September 24, 2024 (as amended, the “Merger Agreement”), by and among the Company, YD Biopharma Limited, a Cayman Islands exempted company (“YD Biopharma”), Breeze Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Company (“Parent Merger Sub”), and BH Biopharma Merger Sub Limited, a Cayman Islands exempted company and a direct, wholly-owned subsidiary of the Company (“Company Merger Sub” collectively, the “Parties”). The Business Combination involved (i) the merger of Parent Merger Sub with and into Breeze Holdings Acquisition Corp., a Delaware corporation (“Breeze”), upon which, Parent Merger Sub ceased to exist with Breeze continuing as the surviving corporation and becoming a wholly-owned subsidiary of the Company (“Parent Merger”), and (ii) the merger of Company Merger Sub with and into YD Biopharma, upon which, Company Merger Sub ceased to exist, with YD Biopharma continuing as the surviving company and becoming a wholly-owned subsidiary of the Company (the “Company Merger”, together with Parent Merger, the “Mergers”), pursuant to the terms of the Merger Agreement and in accordance with the Companies Act of the Cayman Islands (the “Companies Act”). As a result of the Business Combination, the Company owns 100% of the outstanding ordinary shares of YD Biopharma and ordinary shares, warrants, and rights of Breeze.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are intended to be covered by the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including statements that relate to, among others, our plans, objectives and expectations for our business, strategy, operations, financial condition, results of operations, liquidity, certain transactions, regulatory approvals and clinical trials are forward-looking statements. When used in this Annual Report, such statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “goal,” “hope,” “if,” “intend,” “likely,” “may,” “mission,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will” and similar expressions, although not all forward -looking statements contain such identifying words.

Forward-looking statements in this Annual Report and in any document incorporated by reference in this Annual Report may include, but are not limited to, statements about:

●	Our expected financial performance and market opportunities;

●	changes in our strategy, operations and financial position, estimated revenues and losses, projected costs, prospects and plans;

●	our strategic advantages and the impact those advantages will have on future financial and operational results;

●	expansion plans and opportunities, including the expectations and benefits of certain ongoing transactions;

●	Our expectations regarding clinical trials, regulatory clearances and approvals and product development;

●	our ability to grow its business in a cost-effective manner;

●	the implementation, market acceptance and success of our business model;

●	developments and projections relating to our competitors and industry;

●	our approach and goals with respect to technology;

●	our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	current or future market conditions, including in the credit markets;

●	changes in applicable laws or regulations; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management. Although we believe that the expectations reflected in forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These risks and uncertainties include, without limitation:

●	our ability to implement and execute on our strategic direction;

●	our ability to build an integrated healthcare platform and achieve growth, including through certain strategic acquisitions and partnerships;

●	our ability complete and realize the anticipated benefits from certain transactions and partnerships;

●	our ability to integrate certain technologies and secure and/or protect critical intellectual property;

●	the results of pre-clinical studies or clinical trials;

●	the size of the addressable market and growth in demand;

●	ouour ability to attr4act and retain talent;

●	access to certain suppliers on commercially reasonable terms or at all;

●	our ability to maintain financial resources and secure additional funding;

●	our ability to develop, introduce and market our products;

●	changes in applicable laws or regulations our ability to comply therewith and secure necessary approvals and clearances;

●	geopolitical tensions and potential hostilities between China and Taiwan;

●	the impact of hostilities such as the Ukraine War and the conflict in the Middle East;

●	the volatility of currency exchange rates;

●	the impact of trade policies including import/export controls and tariffs;

●	supply chain disruptions;

●	macroeconomic conditions and the competitive environment of our business; and

●	such other factors as discussed throughout the “Risk Factors” sections of this Annual Report.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this Annual Report. Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and circumstances or otherwise, after the date of this Annual Report. You should, however, review the risks, factors and additional discussions related thereto in this Annual Report and other filings we file from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved.]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors:

The following is a summary of certain, but not all, of the risks that could adversely affect our business, operations and financial results. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below, after this summary, and should be carefully considered, together with other information in our other filings with the SEC before making an investment decision in our securities.

Risks Related to Our Business and Operations

●	YD Bio’s future success depends, in part, on its ability to develop new products and new technologies and maintain technologies, facilities and equipment to meet the needs of its customers.
●	We are dependent on our license agreements with third parties that are critical to our business.
●	Our third-party manufacturers may not have the manufacturing and processing capacity to meet the production requirements of consumer demand or clinical testing in a timely manner.
●	YD Bio needs to expand to succeed, but it may not be able to successfully manage its growth.
●	The execution of our strategy to drive growth through strategic acquisitions and partnerships is subject to various risks which could adversely affect our business, financial condition, results of operations and our prospects.
●	Substantial doubt exists regarding our ability to continue as a going concern, and YD Bio may need additional financing to implement its business plan.
●	If we are unable to establish effective sales, marketing, and distribution capabilities or enter into agreements with third parties with such capabilities, we may not be successful in commercializing our cancer blood tests or medical products if and when they are cleared or approved.
●	If we are unable to convince physicians of the benefits of our proposed cancer blood tests or medical products, we may incur delays or additional expense in our attempt to establish market acceptance.
●	YD Bio may fail to comply with regulations governing the sales of drugs and medical related materials.
●	A failure of YD Bio’s information technology systems, or an interruption in its operation due to internal or external factors including cyber-attacks, could have a material adverse effect on its business, reputation, financial condition or results of operations.
●	The success of YD Bio depends upon certain key personnel, including product development and engineering staff.
●	The loss of sales, or significant reductions in orders from, any major customers may have a material adverse effect on us.
●	YD Bio’s management team has limited experience managing a public company.

Regulatory Risks

●	Securing FDA clearance or approval of our products and products we may develop, license, or acquire is a complex process requiring substantial time, commitment of resources and expense without any assurance that the FDA will grant such clearance or approval.
●	Failure to obtain regulatory approvals in foreign jurisdictions will prevent us from marketing our products internationally.
●	The regulations that govern pricing and reimbursement for new products vary widely from country to country, and may adversely affect the pricing, coverage and reimbursement rates of our products in other countries.
●	Healthcare reform measures could hinder or prevent our products’ commercial success.
●	We face uncertainty related to healthcare reform, pricing, coverage, and reimbursement, which could reduce our revenue.
●	Our products may cause serious adverse side effects or even death or have other properties that could delay or prevent their regulatory clearance or approval, limit the commercial desirability of an approved label or result in significant negative consequences following any marketing clearance or approval.
●	Our medical products may in the future be subject to product recalls that could harm our reputation, business, and financial results.
●	Our medical products may in the future be subject to import alerts.
●	If our medical products cause or contribute to a death or a serious injury, or malfunction in certain ways, we will be subject to medical device or drug reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.
●	Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of our products.
●	Compliance with the HIPAA security, privacy and breach notification regulations may increase our costs.
●	Our employees, independent contractors, consultants, commercial partners, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
●	Recent reductions in force across the U.S. federal government may impact our ability to secure necessary meetings to discuss, obtain guidance on, and receive clearances or approvals for our products.

Industry and Market Risks

●	The development of new medical products and services requires significant investments, and we may experience difficulties that delay or prevent its success.
●	Even if our cancer blood tests or medical products receive marketing clearance or approval, they may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.
●	We face intense competition in the biotechnology and pharmaceutical/medical device industries.
●	The market for our proposed tests and products is competitive and rapidly changing, and new cancer detection technologies that may be developed by others could impair our ability to maintain and grow our business and remain competitive.
●	Negative developments in the field of exosomes could damage public perception of any product candidates that we develop, which could adversely affect our ability to conduct our business or obtain regulatory clearances or approvals for such product candidates.
●	The sizes of the markets for our current and future products have not been established with precision and may be smaller than we estimate.

Risks Related to Taiwan

●	Your investment may be adversely affected by the strained relations between Taiwan and China.
●	Currency fluctuations and restrictions on currency exchange may adversely affect our business.
●	Due to our major subsidiary’s location in Taiwan, natural disasters and other events outside of our control, including fires, floods, typhoons, earthquakes, power loss, telecommunications failures, wars, riots, or terrorist attacks, may seriously disrupt our business operations.

●	You may not be able to enforce a judgment of a foreign court in Taiwan
●	Any further economic downturn or decline in the growth of the population in Taiwan may materially and adversely affect YD Bio’s financial condition, results of operations, and prospects.
●	Uncertainties about the “trade war” between the United States and Mainland China may materially and adversely affect our results of operations.

Risks Related to Intellectual Property Rights

●	YD Bio may incur substantial litigation costs related to intellectual property, and if YD Bio is unable to protect its intellectual property, it may lose its competitive advantage.
●	Intellectual property rights do not necessarily address all potential threats to our competitive advantage.
●	Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our diagnostic tests and therapeutic product candidates.
●	Obtaining and maintaining patent protection depends on compliance with various procedural, document submissions, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
●	Patent terms may be inadequate to protect our competitive position on our diagnostic tests or therapeutic product candidates for an adequate amount of time.
●	Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court or the USPTO.
●	YD Bio’s efforts to avoid the patent, trademark, and copyright rights of others may not provide notice to it of potential infringements in time to avoid investing in product development and promotion that must later be abandoned if suitable license terms cannot be reached.

General Tax Risk Factors

●	Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of YD Bio’s income or other tax returns could adversely affect its financial condition and results of operations. YD Bio may be subject to income taxes, and its tax liabilities will be subject to the allocation of expenses in differing jurisdictions.
●	The IRS may not agree that YD Bio should be treated as a non-U.S. corporation for U.S. federal income tax purposes, and Section 7874 of the Code contains rules that may cause a non-U.S. corporation to be treated as a U.S. corporation, which could subject YD Bio to substantial U.S. tax liability.
●	The IRS may take the position that Section 367(a) of the Code requires a U.S. Holder to recognize gain with respect to the exchange of shares of Breeze Common Stock for Ordinary Shares pursuant to the Merger.
●	If YD Bio were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for any taxable year, U.S. Holders of Ordinary Shares could be subject to adverse United States federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions.

Risks Related to Ownership of Our Securities

●	Future sales of a substantial amount of our Ordinary Shares may cause our stock price to decline.
●	Our stock price has been and may continue to be volatile and may result in substantial losses.
●	We are a “controlled company” as defined under the NASDAQ Stock Market Rules. As a result, we may rely on exemptions from certain corporate governance requirements and holders of our Ordinary Shares may not have the same protections generally available to stockholders of other companies listed on stock exchanges in the United States.
●	Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.
●	If securities or industry analysts do not publish research or reports about us, or publish negative reports, our share price and trading volume could decline.
●	There are no current plans to pay cash dividends.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because YD Bio is incorporated under Cayman Islands law.
●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.
●	Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer.
●	If YD Bio cannot continue to satisfy the listing requirements and other rules of the Nasdaq Global Market, our securities may be delisted, which could negatively impact the price of its securities and your ability to sell them.
●	We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions available to emerging growth companies, this could make it less attractive to investors.
●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”
●	We are obligated to develop and maintain proper and effective internal control over financial reporting.
●	We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our Company and, as a result, the value of our Ordinary Shares.
●	If the PCAOB Is Unable to Inspect or Investigate Completely Our Independent Registered Public Accounting Firm, Trading in Our Common Stock Could Be Prohibited Under the Holding Foreign Companies Accountable Act.
●	If YD Bio fails to implement and maintain an effective system of internal controls, YD Bio may be unable to accurately report its results of operations, meets its reporting obligations or prevent fraud, and investor confidence and the market price of YD Bio’s Ordinary Shares may be materially and adversely affected.
●	YD Bio’s Public Warrants and Private Warrants are exercisable for Ordinary Shares, which would increase the number of shares eligible for future sales and resale in the public market and result in dilution to our shareholders.
●	YD Bio’s warrant agreement designates the courts of the State of New York located in the County of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum.

RISK FACTORS

Investing in our securities includes a high degree of risk. Prior to making a decision about investing in our securities, you should consider carefully the specific factors discussed below, together with all of the other information contained in this Annual report on Form 20-F. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects would likely be materially and adversely affected. This could cause the market price of our Ordinary Shares to decline and could cause you to lose all or part of your investment.

You should consider carefully the following risk factors, together with all of the other information included in this report. If any of the following risks, either alone or taken together, or other risks not presently known to us or that we currently believe to not be significant, develop into actual events, then our business, financial condition, results of operations or prospects could be materially adversely affected. If that happens, the market price of our common stock could decline, and shareholders may lose all or part of their investment.

Risks Related to Our Business and Operations

YD Bio’s future success depends, in part, on its ability to develop new products and new technologies and maintain technologies, facilities and equipment to meet the needs of its customers.

Many of the markets in which YD Bio operates are characterized by rapidly changing technologies. The product, program and service needs of its customers change and evolve regularly. YD Bio’s success in the cancer detection industry depends upon its ability to identify emerging technological trends, develop technologically advanced, innovative and cost-effective products and services and market these products and services to its customers in the U.S. and internationally. In addition, YD Bio’s ability to develop innovative and technologically advanced products depends on continued funding for, and investment in, research and development projects. YD Bio’s success also depends on its continued access to assured suppliers of important technologies and components and its ability to provide the people, technologies, facilities, equipment and financial capacity needed to deliver those products and services with maximum efficiency. YD Bio’s customers and markets also increasingly require it to be agile and efficient, digitally enabled and able to harness integrated digital technologies and capabilities to deliver solutions with the agility and affordability that its customers seek. If YD Bio is unable to continue to develop new products and technologies in a timely fashion, and successfully to effect digital transformation, or if YD Bio fails to achieve market acceptance more rapidly than its competitors, it may be unable to maintain a competitive position and YD Bio’s future success could be materially adversely affected. If it fails to maintain its competitive position, YD Bio could lose a significant amount of future business to its competitors, which also could have a material adverse effect on its ability to generate favorable financial results and maintain market share and on its financial position, results of operations and/or cash flows.

We are dependent on our license agreements with third parties that are critical to our business.

Termination of our current or future partner agreements could cause us to have to negotiate new or amended agreements with less favorable terms or cause us to lose our rights under the original agreements. In the case of a loss of intellectual property rights relating to technology used in our systems, we may not be able to continue to manufacture certain components for our product or for our operations or may experience disruption to our manufacturing processes as we test and re-qualify any potential replacement technology. Even if we retain the licenses, the licenses may not be exclusive with respect to such component design or technologies, which could aid our competitors and have a negative impact on our business.

EG BioMed

We are highly dependent on the intellectual property licensed from EG BioMed, pursuant to which we license DNA methylation analysis technology for application in pancreatic cancer and breast cancer (the “EG BioMed License Agreements”). Other products or services we may develop also may rely on the same technology.

Any disruption or discontinuation of the EG BioMed License Agreements prior to their expiration can have a significant impact on the revenue, cash flow and future viability of YD Bio.

In the event that we default in the payment of any amount when due under the EG BioMed License Agreements, and such amount is not paid within 30 days of notice of nonpayment, EG BioMed may terminate the exclusivity of the licenses or terminate the EG BioMed License Agreements in full. The loss of the licensed rights would prevent us from marketing and selling our DNA methylation analysis technology and any other products or services we may develop based on the same underlying technology. Any termination of the exclusivity of the licenses could damage our competitive position within the marketplace. In addition, the EG BioMed License Agreements impose significant obligations on us. We are required to notify EG BioMed in writing on a quarterly basis of our total sales revenue for sales of the products using EG BioMed’s licensed patents and technology and pay a 7% and 20% product royalty on our total sales revenue each quarter under each license agreement. Additionally, we are required to pay patent application fees (if any) and patent maintenance fees for the licensed patents and technology, and any patents derived from the licensed patents and technology. Accordingly, we could be obligated to pay fees or other amounts to EG BioMed even though we have generated no or limited revenue.

3D Global

We are also highly dependent on the intellectual property licensed from 3D Global, pursuant to which we have licensed patented and proprietary technology to develop new drugs for dry eye disease, glaucoma, and corneal repair (the “3D Global License Agreement”). In the event that we default in the payment of any amount when due under the 3D Global License Agreement, and such amount is not paid within 30 days of notice of nonpayment, 3D Global may terminate the exclusivity of the license or terminate the agreement in full. Furthermore, if we breach the agreement, including by failing to use our commercially best efforts to achieve the milestones prescribed by the agreement, and we do not cure such breach within the applicable time period, in addition to seeking damages, 3D Global could terminate the agreement. Any termination of the 3D Global License Agreement resulting in the loss of the licensed rights would prevent us from marketing and selling our drugs related to dry eye disease, glaucoma, and corneal repair, and any other products or services we may develop based on the same underlying technology. Any termination of the exclusivity of the license could damage our competitive position within the marketplace.

In addition, the 3D Global License Agreement imposes significant obligations on us. We are required to make milestone payments, patent application fees (if any), patent maintenance fees, and project development fees. Accordingly, we could be obligated to pay fees or other amounts to 3D Global even though we have generated no or limited revenue.

Our third-party manufacturers may not have the manufacturing and processing capacity to meet the production requirements of consumer demand or clinical testing in a timely manner.

YD Bio relies on third-party suppliers for most of the manufacturing necessary to produce its products. The failure of suppliers to supply manufacturing components in a timely manner or on commercially reasonable terms could delay YD Bio’s plans to expand its business and otherwise disrupt production schedules and increase manufacturing costs.

Our capacity to commercialize our products and conduct any clinical trials required for additional regulatory clearances or approvals will depend in part on our ability to manufacture or provide our products on a large scale, at a competitive cost and in accordance with regulatory requirements. We have no direct experience in large-scale product manufacturing, nor do we currently have the internal resources or facilities to manufacture most of our products on a commercial scale. Accordingly, we expect to rely on third party manufacturers. We cannot guarantee that our third-party manufacturers will be able to establish or increase production and processing capacity in a timely or cost-effective manner, or at all. Our third-party manufacturers may encounter delays or other difficulties in establishing or in increasing production or processing capacity at any time that could result in delays in the commercialization of our products, in the distribution of our products, in the clinical trials for our products or in the submissions for additional regulatory clearances or approvals for our products. Any such delays could have an adverse effect on our ability to obtain regulatory clearance or approval for, commercialize and secure sales of our products.

YD Bio needs to expand to succeed, but it may not be able to successfully manage its growth.

For YD Bio to succeed, it needs to experience significant expansion. Although management is experienced in the industry and in operating companies at a similar stage of growth, there can be no assurance that it will achieve this expansion. This expansion, if accomplished, may place a significant strain on YD Bio’s management, operational and financial resources. To manage any material growth, YD Bio will be required to continue to implement operational and financial systems, procedures and controls. It also will be required to expand its finance, administrative and operations staff. There can be no assurance that YD Bio’s current and planned personnel, systems, procedures and controls will be adequate to support its future operations at any increased level. YD Bio’s failure to manage growth effectively could have a material adverse effect on its business, results of operations and financial condition.

The execution of our strategy to drive growth through strategic acquisitions and partnerships is subject to various risks which could adversely affect our business, financial condition, results of operations and our prospects.

YD Bio continues to pursue growth and expansion through strategic acquisition, partnerships and similar transactions. These transactions could be material to our business, financial condition and results of operations. However, there can be no assurance that we will be able to consummate any such transactions on commercially reasonable terms or at all, nor can there be any assurance that the Company will be able to realize the anticipated benefits of such transactions even if consummated.

The identification of suitable acquisition candidates and strategic partners can be difficult, time-consuming, and costly, and we may enter into negotiations for transactions that are not ultimately consummated, diverting significant costs and management’s time and attention. Furthermore, any such transactions we announce could be viewed negatively by partners, investors or other stakeholders, and the process of integrating an acquired company, business, new processes or technology may create unforeseen operating difficulties and expenditures. If we are unable to successfully address any of these risks, our business, results of operations, financial condition and our prospects could be materially adversely affected.

Substantial doubt exists regarding our ability to continue as a going concern, and YD Bio may need additional financing to implement its business plan.

YD Bio continues to expand the scope of its business and product offerings. The development of YD Bio’s business requires, and will continue to require, significant expenditures, a substantial portion of which must be made before any material profits may be realized. YD Bio incurred recurring losses and negative cash flows from operations for the years ended December 31, 2025 and 2024, and will likely continue to experience significant negative cash flow and operating losses until an adequate revenue base is established. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Accordingly, YD Bio will require additional funds to satisfy outstanding payables, fund working capital, and implement our business plan. Management plans to finance our cash needs through public or private equity offerings or debt financings and to continue developing strategies for our operations; however, there is no assurance that we will be able to raise additional capital, generate revenues, or achieve profitability. Our consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that might result from the outcome of this uncertainty.

YD Bio may not be able to secure additional debt or equity financing in a timely basis or on favorable terms or at all. Such financing could result in substantial dilution of the equity interests of existing shareholders. YD Bio has no commitments for any additional financing should the need arise. If YD Bio is unable to secure any necessary additional financing, it may need to delay expansion plans, conserve cash, and reduce operating expenses. There is no assurance that any additional financing will be sufficient, that the financing will be available on terms favorable to YD Bio or to existing shareholders and at such times as required, or that YD Bio will be able to obtain the additional financing required for the continued operation and growth of YD Bio’s business. Any debt financing obtained by YD Bio in the future could involve restrictive covenants relating to its capital raising activities and other financial and operational matters, which may make it more difficult for it to obtain additional capital and to pursue business opportunities. If YD Bio raises additional funds through further issuances of equity, convertible debt securities, or other securities convertible into equity, YD Bio’s existing shareholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities it issues could have rights, preferences, and privileges senior to those of holders of its Ordinary Shares. If YD Bio is unable to obtain adequate financing or financing on terms satisfactory to it, when YD Bio requires it, its ability to grow or support its business and to respond to business challenges could be significantly limited.

If we are unable to establish effective sales, marketing, and distribution capabilities or enter into agreements with third parties with such capabilities, we may not be successful in commercializing our cancer blood tests or medical products if and when they are cleared or approved.

We do not have a sales or marketing infrastructure and have limited experience in the sale, marketing, or distribution of our cancer blood tests and medical products. To achieve commercial success for any cancer blood test or medical product for which we obtain marketing clearance or approval, we will need to successfully establish and maintain relationships directly and with third parties to perform sales and marketing functions.

Factors that may inhibit our efforts to commercialize our cancer blood tests or medical products on our own include:

●	our inability to recruit, train, and retain adequate numbers of effective sales, technical support, and marketing personnel;

●	the inability of sales personnel to obtain access to or educate physicians on the benefits of our cancer blood tests or medical products;

●	the lack of complementary cancer blood tests or medical products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive cancer blood tests or medical product lines;

●	unforeseen costs and expenses associated with creating an independent sales, technical support, and marketing organization; and

●	the inability to obtain sufficient coverage and reimbursement from third-party payors and governmental agencies.

If we do not establish sales, marketing, and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our cancer blood tests or medical products.

If we are unable to convince physicians of the benefits of our proposed cancer blood tests or medical products, we may incur delays or additional expense in our attempt to establish market acceptance.

Broad use of our proposed cancer blood tests and products may require pathology laboratories and physicians to be informed regarding our proposed cancer blood tests and products and their intended benefits. Inability to carry out this physician education process may adversely affect market acceptance of our proposed cancer blood tests or medical products. We may be unable to timely educate physicians regarding our proposed cancer blood tests or medical products in sufficient numbers to achieve our marketing plans or to achieve acceptance of our cancer blood tests or medical products. Any delay in physician education may materially delay or reduce demand for our cancer blood tests or medical products. In addition, we may expend significant funds toward physician education before any acceptance or demand for our proposed cancer blood tests or medical products is created, if at all.

YD Bio may fail to comply with regulations governing to the sales of drugs and medical-related materials.

Pharmaceutical/medical device companies are required to comply with extensive regulations and hold a number of permits and licenses to carry on their business. Our ability to obtain and maintain these regulatory approvals will be subject to additional burdens placed by government regulation from time to time.

The pharmaceutical/medical device industry is heavily regulated by the government authorities, covering the clearance, approval, registration, production, packaging, licensing, distribution, storage, sales and manufacture and promotion of medicinal products and medical devices in various jurisdictions. In recent years, the regulatory framework regarding the pharmaceutical/medical device industry has undergone significant changes as the authorities tend to implement stricter requirements to ensure effect and safety of medicinal products and medical devices, and we expect that such trends will continue in the future. Any changes could lead to higher compliance costs for our current businesses of sales of pharmaceutical products and medical devices, as well as potential delays or obstacles in the successful development and commercialization of our drug/medical device candidates and could reduce the benefits we receive from drug/medical device development and manufacturing. In addition, even if we receive regulatory approval or clearance from competent authorities for any of our pharmaceutical products or medical devices, we will be subject to ongoing obligations and continued regulatory review in order to maintain the clearance or approval, which may result in significant additional expenses if new requirements are implemented. Any failure by us or our collaborators to maintain compliance with applicable laws and regulations or obtain and maintain required licenses and permits may result in administrative fines and/or the suspension or termination of our business activities. We believe our strategy and approach is aligned with the relevant government regulatory requirements and policies, but we cannot ensure that our strategy and approach will continue to be aligned.

A failure of YD Bio’s information technology systems, or an interruption in its operation due to internal or external factors including cyber-attacks, could have a material adverse effect on its business, reputation, financial condition or results of operations.

YD Bio’s operations depend on its ability to protect its information systems, computer equipment, and information databases from systems failures. YD Bio relies on its information technology systems generally to manage the day-to-day operations of its business, operate elements of its manufacturing facility, manage relationships with its customers, fulfill customer orders, and maintain its financial and accounting records. Failure of YD Bio’s information technology systems could be caused by internal or external events, such as incursions by intruders or hackers, computer viruses, cyber-attacks, failures in hardware or software, or power or telecommunication fluctuations or failures.

There have been an increasing number of cyber security incidents affecting companies around the world, which have caused operational failures or compromised sensitive corporate data. Although YD Bio does not believe its systems are at a greater risk of cyber security incidents than other similar organizations, such cyber security incidents may result in: the loss or compromise of customer, financial, or operational data; disruption of billing, collections, or normal operating activities; disruption of electronic monitoring and control of operational systems; and delays in financial reporting and other management functions. Possible impacts associated with a cyber-security incident may include, among others: remediation costs related to lost, stolen, or compromised data; repairs to data processing systems; increased cyber security protection costs; reputational damage; and adverse effects on YD Bio’s ability to comply with applicable privacy and other laws and regulations. The failure of YD Bio’s information technology systems to perform as anticipated for any reason could disrupt its business and result in numerous adverse consequences, including reduced effectiveness and efficiency of operations or increased costs, any of which could have a material adverse effect on its business, operating results and financial condition. Any technology and information security processes and disaster recovery plans YD Bio uses to mitigate its risk to these vulnerabilities may not be adequate to ensure that its operations will not be disrupted should such an event occur.

The success of YD Bio depends upon certain key personnel, including product development and engineering staff.

The success of YD Bio will depend in large part upon the skill and expertise of certain key personnel, including product development and engineering staff. The competition for qualified management and such key personnel is intense. There can be no assurance that any such individuals will continue to be associated with or employed by YD Bio throughout their respective lives. The loss of services of one or more of such key personnel or the inability to hire, train and retain additional such key personnel could delay the development and sale of its products, disrupt its business, and interfere with its ability to execute our business plan. The loss of key personnel could also have a material adverse effect on YD Bio.

The loss of sales, or significant reductions in orders from, any major customers may have a material adverse effect on us.

YD Bio’s top three corporate customers — Novartis, Zuelling and Alcon — accounted for approximately 53.7% of the company’s total revenue for the year ended December 31, 2025. In any one reporting period, our major customers may contribute an even larger percentage of our consolidated sales. The loss, or any significant reduction in orders from, any of these customers, including reductions due to economic, market or competitive conditions or regulatory requirements, would likely have a material adverse effect on our business, financial condition and results of operations. None of our significant customers has entered into an agreement with us requiring it to purchase any minimum quantity of our products.

Attempts to lessen the adverse effect of any loss or reduction of sales through the rapid addition of new customers would be difficult because customers typically require lengthy qualification periods prior to placing volume orders with a new supplier. Our future success will continue to depend upon: our ability to maintain relationships with existing key customers; our ability to attract new customers and satisfy any required qualification periods; and our ability to introduce new products in a timely manner.

YD Bio’s management team has limited experience managing a public company.

The members of YD Bio’s management team have limited or no experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. There are significant obligations it will now be subject to relating to reporting, procedures and internal controls, and will require significant attention from management and could divert their attention away from the day-to-day management of YD Bio’s business, which could adversely affect its business, financial condition and operating results. YD Bio may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the U.S. The development and implementation of the standards and controls necessary for YD Bio to achieve the level of accounting standards required of a public company in the U.S. may require costs greater than expected. It is possible that YD Bio will be required to expand its employee base and hire additional employees to support its operations as a public company, which will increase its operating costs in future periods.

Regulatory Risks

Securing FDA clearance or approval of our products and products we may develop, license, or acquire is a complex process requiring substantial time, commitment of resources and expense without any assurance that the FDA will grant such clearance or approval.

We have not yet obtained FDA clearance or approval for any of our cancer detection test products. In March 2025, a U.S. federal district court held that Laboratory Developed Tests (LDTs) performed at the request of a healthcare provider (HCP) (collectively, HCP LDTs) are not medical devices and, as such, the FDA does not have jurisdiction over them. Accordingly, such tests do not currently require FDA clearance or approval. This decision has not been appealed by the government, and the deadline to do so has passed. The March 2025 ruling did not explicitly address DTC LDTs. It is therefore arguable that the court’s order applies only to LDTs for which there is some involvement from a HCP (i.e., HCP LDTs). This means that the FDA may view DTC LDTs as subject to the FDA’s full regulatory oversight and all applicable regulatory requirements.

YD Bio’s commercially available assay is currently offered as an LDT performed solely at the request of a prescribing HCP (i.e., it is not a DTC LDT). On March 31, 2026, the Company and EG BioMed launched the EG Telehealth Platform, an online portal integrated with an independent telehealth physician network. Although this platform allows patients to initiate testing online, all orders will still be reviewed and authorized by a licensed HCP prior to sample collection (i.e., such tests are not DTC LDTs). Should YD Bio eventually receive FDA clearance or approval for our tests, it still does not intend to offer them as fully DTC products, but instead intend to offer them as products that require an order from a licensed HCP (i.e., again, such tests will not be DTC LDTs).

It is possible — though unlikely, given that the government has not appealed the March 2025 ruling, and the deadline to do so has passed — that the FDA could determine that tests initiated by consumers are still subject to the Agency’s regulatory oversight, despite the involvement of a HCP and the March 2025 ruling. In this event, YD Bio may be required to obtain regulatory approval or clearance for its test products.

By statute, all new medical devices are initially placed in Class III. Nonetheless, and based on the FDA’s current practices, YD Bio expects that if it is required to obtain regulatory clearance or approval for its cancer detection tests, such tests will ultimately be regulated as Class II devices, requiring either a 510(k) notification or, more likely, a de novo application. However, it is possible that the FDA may determine that these products should be regulated as Class III medical devices under 21 U.S.C. § 360c (Section 513 of the FDCA). Class III devices are those that sustain or support life, are implanted, or present potential risks of serious illness or injury. These products typically require a PMA to demonstrate safety and effectiveness before they can be marketed. Some of our products may be subject to approval under a PMA, the most stringent FDA premarket medical device scientific and regulatory review process, which requires sufficient valid scientific evidence in addition to general and special controls to assure that it is safe and effective for its intended use(s).

The process of securing FDA PMA approval is complex and requires substantial time, commitment of resources and expense. The process may take many years to complete, and approval may never be obtained. It requires us to demonstrate with substantial evidence, gathered in preclinical and large, complex well-controlled clinical trials, that the planned product is safe and effective for use as intended. We may not conduct such a trial or may not successfully enroll or complete any such trial, if required. Any products we may develop may not achieve the required primary endpoint in the clinical trial and may not receive regulatory approval. We must also demonstrate that the manufacturing facilities, processes, and controls for any products we may develop are adequate.

We may need to seek approval of a de novo classification request from FDA. Under the de novo classification process, a manufacturer whose device is not eligible for a 510(k) Notification or whose device under the FDCA would otherwise be automatically classified into Device Class III and require the submission and approval of a PMA prior to marketing is able to request down-classification of the device to Class I or Class II on the basis that the device presents a low or moderate risk. If the FDA grants the de novo classification request, the applicant will receive authorization to market the device. This device type may be used subsequently as a predicate device for future 510(k) submissions.

Even if our products are not required to obtain a PMA or de novo classification, they may instead require a 510(k) Notification. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence.

There can be no assurance that FDA will ever permit us to market any new product or service that we develop. Also, any regulatory clearance or approval of a product, once obtained, may be withdrawn. If we are unable to successfully obtain or maintain regulatory clearance or approval to sell any products in the U.S. we may develop, our business, financial condition, results of operations and growth prospects could be adversely affected. Furthermore, delays in receipt of clearances or approvals could materially delay or prevent us from commercializing our products and services or result in substantial additional costs that could decrease our profitability. Even if we were to successfully obtain and maintain regulatory clearance or approval for a product, any clearance or approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements.

FDA can delay, limit, or deny clearance or approval of a future product for many reasons, including but not limited to:

●	a future product may not be deemed to be safe and effective;

●	FDA officials may not find the data from clinical and preclinical studies sufficient;

●	FDA may not approve our or our third-party manufacturer’s processes or facilities; or

●	FDA may change its clearance or approval policies or adopt new regulations.

If any products we may develop fail to demonstrate safety and efficacy, or otherwise do not gain regulatory clearance or approval, our business and results of operations will be materially and adversely harmed.

Failure to obtain regulatory approvals in foreign jurisdictions will prevent us from marketing our products internationally.

We intend to seek distribution and marketing partners for one or more of the products we are developing in foreign countries. The approval procedures vary among countries and can involve additional clinical testing, and the time required to obtain approval may differ from that required to obtain FDA clearance or approval. Moreover, clinical studies or manufacturing processes conducted in one country may not be accepted by regulatory authorities in other countries. Clearance or approval by FDA does not ensure clearance or approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure clearance or approval by regulatory authorities in other foreign countries or by FDA. In addition, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. The foreign regulatory approval process may include all of the risks associated with obtaining FDA clearance or approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals and even if we file, we may not receive necessary approvals to commercialize our products in any market.

Modifications to our cleared or approved products may require new clearances or approvals, or may require us to cease marketing or recall the modified products until clearances are obtained.

For any product approved pursuant to a PMA, we are required to seek supplemental approval for many types of changes to the approved product, for which we will need to determine whether a PMA supplement or other regulatory filing is needed or whether the change may be reported via the PMA Annual Report. Similarly, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design, or manufacture, requires new 510(k) clearance or, possibly, approval of a new PMA. The same is true for a device approved via the de novo pathway; any modification to a device approved via this pathway that could significantly affect its safety or effectiveness, or that would constitute a major change of its intended use, design, or manufacture, may require a new de novo classification or a new 510(k) Notification or even a PMA. If the FDA requires us to seek approvals or clearances for modifications to our previously approved or cleared products, for which we concluded that new approvals or clearances are unnecessary, we may be required to cease marketing or distribution of our products or to recall the modified product until we obtain the approval or clearance, and we may be subject to significant regulatory fines or penalties. Foreign regulatory regimes may have comparable requirements, which present the same or substantially similar risks.

Clinical trials necessary to support regulatory submission will be expensive and could require the enrollment of large numbers of patients. Suitable patients may be difficult to identify and recruit. Delays or failures in our clinical trials will prevent us from expanding our commercial efforts and will adversely affect our business, operating results and prospects.

Initiating and completing clinical trials necessary to support regulatory submission will be time-consuming and expensive and their outcome uncertain. Moreover, the results of early clinical trials are not necessarily predictive of future results, and any product we advance into clinical trials may not have favorable results in early or later clinical trials.

Conducting successful clinical studies could require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Patient enrollment in clinical trials and completion of patient participation and follow-up depend on many factors, including the size of the patient population, the nature of the trial protocol, the attractiveness of, or the discomforts and risks associated with, the treatments received by patients enrolled as subjects, the availability of appropriate clinical trial investigators, support staff, and proximity of patients to clinical sites and ability to comply with the eligibility and exclusion criteria for participation in the clinical trial and patient compliance. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and effectiveness of our products or if they determine that the treatments received under the trial protocols are not attractive or involve unacceptable risks, discomforts or expenditures. Patients may also not participate in our clinical trials if they choose to participate in contemporaneous clinical trials of competitive products. In addition, patients participating in clinical trials may die before completion of the trial or suffer adverse medical events unrelated to investigational products.

Development of sufficient and appropriate clinical protocols to demonstrate safety and efficacy may be required and we may not adequately develop such protocols to support clearance and approval. Further, FDA may require us to submit data on a greater number of patients than it originally anticipated and/or for a longer follow-up period or change the data collection requirements or data analysis for any clinical trials. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may cause an increase in costs and delays in the approval and attempted commercialization of our products or result in the failure of the clinical trial. FDA may not consider our data adequate to demonstrate safety and efficacy. Such increased costs and delays or failures could adversely affect our business, operating results and prospects.

We expect to depend on clinical investigators, medical institutions, and contract research organizations (“CROs”) to perform the clinical trials. If these parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality, completeness, or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our clinical trials may have to be extended, delayed, or terminated. Many of these factors would be beyond our control. We may not be able to enter into replacement arrangements without undue delays or considerable expenditures. If there are delays in testing or approvals as a result of the failure to perform by third parties, our research and development costs would increase, and we may not be able to obtain regulatory clearance or approval for our current products and any other products we may develop. In addition, we may not be able to establish or maintain relationships with these parties on favorable terms, if at all. Each of these outcomes would harm our ability to market our current products and any other products we may develop, license, or acquire, or to achieve sustained profitability.

The results of our clinical trials may not support our product candidate claims or may result in the discovery of adverse side effects.

Even if any of our clinical trials are completed as planned, it cannot be certain that study results will support product candidate claims or that FDA or foreign regulatory authorities will agree with our conclusions regarding them. Success in pre-clinical evaluation and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the later trials will replicate the results of prior trials and pre-clinical studies. The clinical trial process may fail to demonstrate that our product candidates are safe and effective for the proposed indicated uses, which could cause us to abandon a product candidate and may delay development of others. Any delay or termination of our clinical trials will delay the filing of our product submissions and, ultimately, our ability to commercialize our product candidates and generate revenues. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate’s profile.

If our clinical studies do not satisfy providers, payors, patients and others as to the reliability and performance of our tests, or any other product or service we may develop and seek to commercialize, we may experience reluctance or refusal on the part of physicians to order, and third-party payors to pay for, such test.

If the validity of an informed consent for a clinical trial of one of our products was to be challenged, we could be subject to fines, penalties, litigation, or regulatory sanctions, or other adverse consequences, including invalidating or requiring us to repeat clinical trials which could negatively affect our business and results of operations.

Our products are the subject of multiple clinical trials, and we anticipate they will continue to be so in the future. We have implemented measures to ensure that data and biological samples that we receive have been collected from, and any procedures that have been performed using our products have been on, subjects who have provided appropriate informed consent. We also act as a sponsor of clinical trials in connection with the development of our tests, which are frequently conducted in collaboration with different parties. We seek to receive approval from an ethical review board, or institutional review board, or “IRB,” for projects that meet the definition of “human subjects research,” which includes review and approval of processes for subject informed consent and authorization for use of personal information or waivers thereof. We could conduct clinical trials in a number of different countries. When we utilize clinical research contractor or partner with other third parties, we rely upon them to comply with the requirements to obtain the subject’s informed consent and to comply with applicable laws and regulations. The collection of data and samples in many different countries results in complex legal questions regarding the adequacy of informed consent and the status of genetic material under a large number of different legal systems. Those informed consents could be challenged and prove invalid, unlawful, or otherwise inadequate for our purposes. Any such findings against us, could force us to stop accessing or using data and samples or servicing or conducting clinical trials, which would hinder our product offerings or development. We could also become involved in legal actions, which could consume our management and financial resources.

Our business and reputation will suffer if we are unable to establish and comply with, stringent quality standards to assure that the highest level of quality is observed in the performance of our tests.

Inherent risks are involved in providing and marketing cancer detection tests and related services. Patients and HCPs rely on us to provide accurate clinical and diagnostic information that may be used to make critical healthcare decisions. As such, users of our tests may have a greater sensitivity to errors than users of some other types of products and services.

We must maintain top service standards and FDA-mandated and other quality controls. Past or future performance or accuracy defects, incomplete or improper process controls, excessively slow turnaround times, unanticipated uses of our tests, or mishandling of samples or test results (whether by us, patients, HCPs, courier delivery services or others) can lead to adverse outcomes for patients and interruptions to our services. These events could lead to voluntary or legally mandated safety alerts relating to our tests or our laboratory facilities and could result in the removal of our products and services from the market or the suspension of our laboratories’ operations. Insufficient quality controls and any resulting negative outcomes could result in significant costs and litigation, as well as negative publicity that could reduce demand for our tests and payers’ willingness to cover our tests. Even if we maintain adequate controls and procedures, damaging and costly errors may occur.

Our current products and any other products we develop that receive regulatory clearance or approval will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and subject us to penalties if we fail to comply with applicable regulatory requirements.

Even after regulatory clearance or approval has been obtained for our products, the cleared or approved product and its manufacturer remain subject to continual review by FDA or non-U.S. regulatory authorities. Our cleared or approved products may be subject to limitations on the indicated uses for which the product may be marketed. Furthermore, future approvals may contain requirements for potentially costly post-marketing follow-up studies to monitor the safety and efficacy of the approved product. There is a risk that FDA may modify or withdraw the clearance or approval of a product if the results of a post-clearance or post-approval study are not satisfactory or are inconsistent with previous studies. We may rely on third parties, such as contract research organizations, medical institutions and clinical investigators to conduct any post-approval studies. We will have limited control over the activities of these third parties and any post-approval studies may be delayed or halted prior to its completion for reasons outside our control.

In addition, we and our cleared or approved products will be subject to extensive and ongoing regulatory requirements by FDA and other regulatory authorities with regard to the labeling, packaging, adverse event reporting, storage, advertising, promotion, and recordkeeping for our products. We and our contract manufacturers also will be required to comply with current good manufacturing practice, or “cGMP,” regulations regarding the manufacture of our products, which include requirements related to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Further, regulatory authorities may need to approve these manufacturing facilities before they can be used to manufacture medical devices and/or other medical products, and these facilities are subject to continual review and periodic inspections by FDA and other regulatory authorities for compliance with cGMP regulations. Operations at these facilities could be interrupted or halted if FDA or other governmental agency deems the findings of such inspections unsatisfactory.

Failure to comply with FDA or other regulatory requirements could result in fines, unanticipated compliance expenditures, recall or seizures of our products, import alerts preventing the importation of products from other countries, total or partial suspension of production or distribution, restrictions on labeling and promotion, termination of ongoing research, disqualification of data for submission to regulatory authorities, enforcement actions, injunctions and criminal prosecution. If we or a third party discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory authority may impose restrictions on that product, the manufacturer or us, including requiring recall of the product from the market or suspension of manufacturing and distribution of the product. We also may voluntarily recall a product. Any recalls could have an adverse effect on our ability to provide our products, which in turn would adversely affect our financial condition.

If we are found to be promoting the use of our devices for unapproved or “off-label” uses or engaging in other noncompliant activities, we may be subject to recalls, import alerts, seizures, fines, penalties, injunctions, adverse publicity, prosecution, or other adverse actions, resulting in damage to our reputation and business.

Our labeling, advertising, promotional materials and user training materials must comply with FDA and other applicable laws and regulations, including the prohibition of the promotion of a medical device for a use that has not been cleared or approved by FDA. Obtaining 510(k) clearance, de novo approval, or PMA approval only permits us to promote our products for the uses specifically cleared or approved by FDA. Use of a device outside its cleared or approved indications is known as “off-label” use. Physicians and consumers may use our products off-label because FDA does not restrict or regulate a physician’s choice of treatment within the practice of medicine nor is there oversight on patient use of over-the-counter devices. Although we may request additional cleared or approved indications for our current products, FDA may deny those requests, require additional expensive clinical data to support any additional indications or impose limitations on the intended use of any cleared or approved product as a condition of clearance. Even if regulatory clearance or approval of a product is granted, such clearance or approval may be subject to limitations on the intended uses for which the product may be marketed and reduce our potential to successfully commercialize the product and generate revenue from the product.

If FDA or another regulatory authority determines that our labeling, advertising, promotional materials, or user training materials, or representations made by our personnel, include the promotion of an off-label use for the medical product, or that we have made false or misleading or inadequately substantiated promotional claims, or claims that could potentially change the regulatory status of the product, the authority could take the position that these materials have misbranded our products and request that we modify our labeling, advertising, or user training or promotional materials and/or subject us to regulatory or legal enforcement actions, including the issuance of an Untitled Letter or a Warning Letter, injunction, seizure, recall, import alert, adverse publicity, civil penalties, criminal penalties, or other adverse actions. It is also possible that other federal, state, or foreign enforcement authorities might take action if they consider our labeling, advertising, promotional, or user training materials to constitute promotion of an unapproved use, which could result in significant fines, penalties, or other adverse actions under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, we could be subject to extensive fines and penalties and our reputation could be damaged and adoption of the products would be impaired. Although we intend to refrain from statements that could be considered off-label promotion of our products, FDA or another regulatory agency could disagree and conclude that we have engaged in off-label promotion. In addition, any such off-label use of our products may increase the risk of injury to patients, and, in turn, the risk of product liability claims, and such claims are expensive to defend and could divert our management’s attention and result in substantial damage awards against us.

Clinical laboratories and medical diagnostic companies are subject to extensive and frequently changing federal, state, and local laws. We could be subject to significant fines and penalties if we or our third-party laboratory partners fail to comply with these laws and regulations.

As a provider of clinical cancer detection products and services, we and our third-party laboratory partners are subject to extensive and frequently changing federal, state, and local laws and regulations governing various other aspects of our business. In particular, the clinical laboratory industry is subject to significant governmental certification and licensing regulations, as well as federal and state laws regarding:

●	test ordering and billing practices;

●	marketing, sales and pricing practices;

●	health information privacy and security, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and comparable state laws;

●	insurance;

●	anti-markup legislation; and

●	consumer protection.

We are also required to comply with FDA regulations, including with respect to our labeling and promotion activities. In addition, advertising of our tests is subject to regulation by the Federal Trade Commission, or FTC, and advertising of laboratory services is regulated by certain state laws. Violation of any FDA requirement could result in enforcement actions, such as seizures, injunctions, civil penalties and criminal prosecutions, and violation of any FTC or state law requirement could result in injunctions and other associated remedies, all of which could have a material adverse effect on our business. Most states also have similar regulatory and enforcement authority for devices. Additionally, most foreign countries have authorities comparable to FDA and processes for obtaining marketing approvals. Obtaining and maintaining these approvals, and complying with all laws and regulations, may subject us to similar risks and delays as those we could experience under FDA, FTC and state regulation. We incur various costs in complying and overseeing compliance with these laws and regulations.

Healthcare policy has been a subject of extensive discussion in the executive and legislative branches of the federal and many state governments and healthcare laws and regulations are subject to change. Development of the existing commercialization strategy for our current products has been based on existing healthcare policies. We cannot predict what additional changes, if any, will be proposed or adopted or the effect that such proposals or adoption may have on our business, financial condition and results of operations.

If we or our partners fail to comply with these laws and regulations, we could incur significant fines and penalties, and our reputation and prospects could suffer. Additionally, any such partners could be forced to cease offering our products and services in certain jurisdictions, which could materially disrupt our business.

Many aspects of our business, beyond the specific elements described above are subject to complex, intertwined, costly and/or burdensome federal health care laws and regulations which may open to interpretation and be subject to varying levels of discretionary enforcement. If we fail to comply with these laws and regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

Even though we do not and do not expect to control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. We could be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which we conduct our business. The regulations that may affect our ability to operate include, without limitation:

●	the federal healthcare program Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving, or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs;

●	the U.S. Foreign Corrupt Practices Act, or “FCPA,” which prohibits payments or the provision of anything of value to foreign officials for the purpose of obtaining or keeping business;

●	the federal False Claims Act, or “FCA,” which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government, and which may apply to entities like us which provide coding and billing advice to customers;

●	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

●	the federal transparency requirements under the Health Care Reform Law requires manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests;

●	the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information, and

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

The Patient Protection and Affordable Care Act, as amended by the health Care and Education Affordability Reconciliation Act, or “PPACA,” among other things, amends the intent requirement of the Federal Anti-Kickback Statute and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the PPACA provides that the government may assert that a claim including items or services resulting from a violation of the Federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA.

In 2018, Congress passed Eliminating Kickbacks in Recovery Act, or “EKRA,” as part of the Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for Patients and Communities Act. Similar to the Anti-Kickback Statute, EKRA imposes criminal penalties for knowing or willful payment or offer, or solicitation or receipt, of any remuneration, whether directly or indirectly, overtly or covertly, in cash or in kind, in exchange for the referral or inducement of laboratory testing (among other healthcare services) unless a specific exception applies. However, unlike the Anti-Kickback Statute, EKRA is not limited to services covered by federal or state healthcare programs but applies more broadly to services covered by “healthcare benefit programs,” including commercial insurers. As currently drafted, EKRA potentially expands the universe of arrangements that could be subject to government enforcement under federal fraud and abuse laws. In addition, while the Anti-Kickback Statute includes certain exceptions that are widely relied upon in the healthcare industry, not all of those same exceptions apply under EKRA. Because EKRA is a relatively new law, there is no agency guidance or court precedent to indicate how and to what extent it will be applied and enforced. We cannot assure you that our relationships with HCPs, sales representatives, hospitals, customers, or any other party will not be subject to scrutiny or will survive regulatory challenge under EKRA.

Recently, the medical device industry has been under heightened scrutiny as the subject of government investigations and regulatory or legal enforcement actions involving manufacturers who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business, including arrangements with physician consultants. If our operations or arrangements are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations. Any penalties, damages, fines, exclusions, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. The risk of us being found in violation of these laws is increased by the fact that many of these laws are broad and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against that action and the underlying alleged violations, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If the physicians or other providers or entities with whom we do business are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

The regulations that govern pricing and reimbursement for new products vary widely from country to country, and may adversely affect the pricing, coverage and reimbursement rates of our products in other countries.

The regulations that govern pricing and reimbursement for new products vary widely from country to country. Some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing clearance or approval is granted. In some foreign markets, pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain regulatory clearance or approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product and negatively impact the revenue we are able to generate from the sale of the product in that country. In addition, to obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available therapies. Adverse pricing limitations may hinder our ability to recoup our investment in our products and any other products, tests, or services we develop, even if our products obtain regulatory approval.

Healthcare reform measures could hinder or prevent our products’ commercial success.

In the U.S., there have been, and we expect there will continue to be, ongoing legislative and regulatory changes to the healthcare system which could affect our future revenue and profitability. Federal and state lawmakers regularly propose and, at times, enact legislation that could result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. For example, one of the most significant healthcare reform measures in decades, the PPACA, was enacted in 2010. The PPACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government healthcare programs. The PPACA, among other things, also could result in the imposition of injunctions.

While the U.S. Supreme Court has repeatedly upheld the constitutionality of most elements of the PPACA, other legal challenges are still pending final adjudication in several jurisdictions. Although efforts in Congress to repeal the PPACA have repeatedly fallen short, there are a number of ongoing legislative initiatives to modify it. At this time, it remains unclear whether there will be any changes made to the PPACA. We cannot assure you that the PPACA, as currently enacted or as amended in the future, will not adversely affect our business and financial results and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. There likely will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of health care. Medicare reimbursement for all products and services, including ours, remains highly susceptible to threats of automatic reductions triggered by budgetary shortfalls. Such payments are subject to recovery of purported overpayment for several years. We cannot predict the initiatives that may be adopted in the future or their full impact. We cannot predict whether any additional legislative changes will affect our business.

The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of health care may adversely affect:

●	our ability to set a price that we believe is fair for our products;

●	our ability to generate revenue and achieve or maintain profitability; and

●	the availability of capital.

Further, changes in regulatory requirements and guidance may occur, both in the United States and in foreign countries, and we may need to amend clinical study protocols to reflect these changes. Amendments may require us to resubmit our clinical study protocols to an IRB for reexamination, which may impact the costs, timing or successful completion of a clinical study. In light of widely publicized events concerning the safety risk of certain drug and medical device products, regulatory authorities, members of Congress, the Governmental Accounting Office, medical professionals and the general public have all raised concerns about potential safety issues. These events have resulted in the recall and withdrawal of medical device products, revisions to product labeling that further limit use of products and establishment of risk management programs that may, for instance, restrict distribution of certain products or require safety surveillance or patient education. The increased attention to safety issues may result in a more cautious approach by FDA or other regulatory authorities to clinical studies and the medical device clearance or approval process. Adverse event data from clinical studies may receive greater scrutiny with respect to product safety, which may make FDA or other regulatory authorities more likely to terminate or suspend clinical studies before completion, or require longer or additional clinical studies that may result in substantial additional expense and a delay or failure in obtaining approval or approval for a more limited indication than originally sought.

Given the serious public health risks of high profile adverse safety events with certain products, FDA or other regulatory authorities may require, as a condition of approval, costly risk evaluation and mitigation strategies, which may include safety surveillance, restricted distribution and use, patient education, enhanced labeling, special packaging or labeling, expedited reporting of certain adverse events, preapproval of promotional materials and restrictions on direct-to-consumer advertising.

We face uncertainty related to healthcare reform, pricing, coverage, and reimbursement, which could reduce our revenue.

Healthcare reform laws, including the PPACA and PAMA, are significantly affecting the U.S. healthcare and medical services industry. Recently passed legislation and possible future legal and regulatory changes, including potential repeal or modification of the PPACA, or approval of health plans that allow lower levels of coverage for preventive services, could substantially change the structure and finances of the health insurance system and the methodology for reimbursing medical services, drugs and devices, including our current and future products and services. Healthcare reforms, which may intend to reduce healthcare costs, may have the effect of discouraging third-party payors from covering certain kinds of medical products and services, particularly newly developed technologies, such as our current products, or any other products or services we develop. We cannot predict whether future healthcare reform initiatives will be implemented at the federal or state level or the effect any such future legislation or regulation will have on us. The taxes imposed by new legislation, cost reduction measures and the expansion in the government’s role in the U.S. healthcare industry may result in decreased profits to us, which may adversely affect our business, financial condition and results of operations.

Because Medicare currently covers a significant portion of the patients in the current targeted screening population for our products, any reduction in the CMS reimbursement rate for our products would negatively affect our revenues and our business prospects. There can be no assurance under PAMA that adequate CMS reimbursement rates will initially be assigned or will continue to be assigned to our tests. Further, it is possible that Medicare or other federal payors that provide reimbursement for our tests in the future may later suspend, revoke or discontinue coverage at any time, may require co-payments from patients, or may reduce the reimbursement rates payable to us. Any such action could have a negative impact on our revenues.

Our products may cause serious adverse side effects or even death or have other properties that could delay or prevent their regulatory clearance or approval, limit the commercial desirability of an approved label or result in significant negative consequences following any marketing clearance or approval.

All clinical trials have a substantial risk of failing to meet their safety or effectiveness endpoints. It is impossible to predict when or if our current products, or any other products we develop, license or acquire will prove safe and effective and receive regulatory approval. Undesirable side effects caused by any products we are developing could cause us or regulatory authorities to interrupt, delay or halt any required clinical trials. They could also result in a more restrictive label or the delay or denial of regulatory clearance or approval by FDA or other comparable foreign regulatory authority.

Additionally, after receipt of marketing clearance or approval of any products we may develop, if we or others later identify undesirable side effects or even deaths caused by such products, a number of potentially significant negative consequences could result, including:

●	we may be forced to recall such product and suspend the marketing of such product;

●	FDA may issue an Import Alert preventing the importation of a product into the United States from another country;

●	regulatory authorities may withdraw their clearance or approval of such product;

●	regulatory authorities may require additional warnings on the label that could diminish the usage or otherwise limit the commercial success of such products;

●	FDA or other regulatory bodies may issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings about such product;

●	FDA may require the establishment or modification of Risk Evaluation Mitigation Strategies, or a comparable foreign regulatory authority may require the establishment or modification of a similar strategy that may, for instance, restrict distribution of our products and impose burdensome implementation requirements on us;

●	we may be required to change the way the product is administered or conduct additional clinical trials;

●	we could be sued and held liable for harm caused to subjects or patients;

●	we may be subject to litigation or product liability claims; and

●	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product.

Our medical products may in the future be subject to product recalls that could harm our reputation, business, and financial results.

FDA has the authority to request and/or require the recall of commercialized medical products in the event of material deficiencies or defects in design or manufacture. Manufacturers may, under their own initiative, recall a product if any material deficiency in a medical product is found. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. FDA requires that certain classifications of recalls be reported to FDA within ten working days after the recall is initiated. Companies are required to maintain certain records of recalls, even if they are not reportable to FDA. We may initiate voluntary recalls involving our products in the future that we determine do not require notification of FDA. If FDA disagrees with our determinations, they could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect its sales. In addition, FDA could take enforcement action for failing to report the recalls when they were conducted. No recalls of our medical products have been reported to FDA.

Our medical products may in the future be subject to import alerts.

FDA has the authority to place products and companies on an import alert if the Agency believes that there has been a violation of FDA laws and/or regulations. Import alerts allow FDA to detain future shipments from another country without testing or otherwise physically examining them. If a company on an import alert attempts to import product, or if a product on an import alert is nonetheless offered for import, the product will be detained and refused entry into the U.S. unless the importer can demonstrate to FDA that the product and/or company is not in violation of FDA laws and regulations.

If our medical products cause or contribute to a death or a serious injury, or malfunction in certain ways, we will be subject to medical device or drug reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under FDA medical device reporting regulations, medical device manufacturers are required to report to FDA information that a device has or may have caused or contributed to a death or serious injury or has malfunctioned in a way that would likely cause or contribute to death or serious injury if the malfunction of the device or one of our similar devices were to recur. Similarly, under FDA drug reporting regulations, drug manufacturers are required to submit to FDA information that a drug has or may have caused an unanticipated experience or side effect that places a patient at risk of, or results in, death or serious injury. If we fail to report these events to FDA within the required timeframes, or at all, FDA could take enforcement action against us. Any such adverse event involving our products also could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of our products.

We face an inherent risk of product liability exposure related to the sale of certain of our products and any other products we develop. The marketing, sale and use of our products could lead to the filing of product liability claims against us if someone alleges product failures, product malfunctions, manufacturing flaws, or design defects resulted in injury to patients. We may also be subject to liability for a misunderstanding of, or inappropriate reliance upon, the information we provide. If we cannot successfully defend ourselves against claims that a product we developed caused injuries, we may incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

●	decreased demand for our products;

●	injury to our reputation and significant negative media attention;

●	withdrawal of patients from clinical studies or cancellation of studies;

●	significant costs to defend the related litigation and distraction to our management team;

●	substantial monetary awards to patients;

●	loss of revenue; and

●	the inability to commercialize any products that we may develop.

In addition, insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Compliance with the HIPAA security, privacy and breach notification regulations may increase our costs.

The HIPAA privacy, security and breach notification regulations, including the expanded requirements under HITECH, establish comprehensive federal standards with respect to the uses and disclosures of protected health information, or “PHI,” by health plans, HCPs and healthcare clearinghouses, in addition to setting standards to protect the confidentiality, integrity and security of PHI. The regulations establish a complex regulatory framework on a variety of subjects, including:

●	the circumstances under which uses and disclosures of PHI are permitted or required without a specific authorization by the patient, including but not limited to treatment purposes, activities to obtain payments for our services, and our healthcare operations activities;

●	a patient’s rights to access, amend and receive an accounting of certain disclosures of PHI;

●	requirements to notify individuals if there is a breach of their PHI;

●	the contents of notices of privacy practices for PHI;

●	administrative, technical and physical safeguards required of entities that use or receive PHI; and

●	the protection of computing systems maintaining electronic PHI.

We have implemented practices intended to meet the requirements of the HIPAA privacy, security and breach notification regulations, as required by law. We are required to comply with federal privacy, security and breach notification regulations as well as varying state privacy, security and breach notification laws and regulations, which may be more stringent than federal HIPAA requirements. In addition, for healthcare data transfers from other countries relating to citizens of those countries, we must comply with the laws of those countries. The federal privacy regulations restrict our ability to use or disclose patient identifiable data, without patient authorization, for purposes other than payment, treatment, healthcare operations and certain other specified disclosures such as public health and governmental oversight of the healthcare industry.

HIPAA provides for significant fines and other penalties for wrongful use or disclosure of PHI, including potential civil and criminal fines and penalties. Computer networks are always vulnerable to breach and unauthorized persons may in the future be able to exploit weaknesses in the security systems of our computer networks and gain access to PHI. Additionally, we share PHI with third-parties who are legally obligated to safeguard and maintain the confidentiality of PHI. Unauthorized persons may be able to gain access to PHI stored in such third-parties computer networks. Any wrongful use or disclosure of PHI by us or such third-parties, including disclosure due to data theft or unauthorized access to our or our third-parties computer networks, could subject us to fines or penalties that could adversely affect our business and results of operations. Although the HIPAA statute and regulations do not expressly provide for a private right of damages, we could also incur damages under state laws to private parties for the wrongful use or disclosure of confidential health information or other private personal information.

Our employees, independent contractors, consultants, commercial partners, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of fraud, misconduct, or other illegal activity by our employees, independent contractors, consultants, commercial partners, and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: comply with the rules and regulations of the CMS, FDA, and other comparable foreign regulatory authorities; provide true, complete and accurate information to such regulatory authorities; comply with manufacturing and clinical laboratory standards; comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities to us. In particular, research, sales, marketing, education, and other business arrangements in the healthcare industry are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing, and other abusive practices, as well as off-label product promotion. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, educating, marketing and promotion, sales and commission, certain customer incentive programs, and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of participant recruitment for clinical studies, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of business conduct and ethics, but it is not always possible to identify and deter misconduct by employees and third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions. Even if it is later determined after an action is instituted against us that we were not in violation of these laws, we may be faced with negative publicity, incur significant expenses defending our actions, and have to divert significant management resources from other matters.

Recent reductions in force across the U.S. federal government may impact our ability to secure necessary meetings to discuss, obtain guidance on, and receive clearances or approvals for our products.

Actions by the Trump administration may fundamentally impact the FDA, CMS, and other federal agencies with jurisdiction over our products. Among other things, the issuance of Executive Order (“EO”) 14192, “Unleashing Prosperity Through Deregulation” (January 31, 2025), EO 14212, “Establishing the President’s Make America Healthy Again Commission” (February 13, 2025), and EO 14219, “Ensuring Lawful Governance and Implementing the President’s ‘Department of Government Efficiency’ Deregulatory Initiative” (February 21, 2025) could have a significant impact on the manner in which the FDA conducts its operations and engages in regulatory and oversight activities.

For example, on March 27, 2025, the US Department of Health and Human Services (“HHS”), which houses both CMS and the FDA, announced significant restructuring in accordance with EO 14219. Among other changes, HHS announced that it intends to reduce its workforce by approximately 10,000 full-time employees, consolidate 28 existing divisions into 15 new divisions, and centralize certain core functions. Notably, this restructuring plan is in addition to other downsizing efforts at HHS, which in combination, will result in a reduction of force by 20,000 employees.

There is substantial uncertainty regarding how these changes will impact the FDA. HHS has stated that it intends to reduce the FDA’s workforce by 3,500 individuals, which represents approximately 18% of FDA full-time employees. This restructuring could lead to significant disruptions and delays at the FDA, including impeding the agency’s ability to meet with industry participants and provide feedback, review and/or approve submissions, conduct inspections, issue regulatory guidance, or take other actions that facilitate the development, approval, and marketing of regulated products. All of this could adversely affect our business.

Industry And Market Risks

The development of new medical products and services requires significant investments, and we may experience difficulties that delay or prevent its success.

Developing new or improved cancer detection and other medical products and services, and drugs are speculative and risky endeavors. Candidate products and services that may initially show promise may fail to achieve the desired results in larger clinical studies or may not achieve acceptable levels of clinical accuracy. Any test we develop will need to demonstrate a high level of accuracy in clinical studies. If in a clinical study a candidate product or service fails to identify even a small number of cases, the sensitivity rate may be materially and adversely affected, and we may have to abandon the candidate product or service.

We may need to explore a number of different designs, methods or technologies, alter our candidate products or services, and repeat clinical studies before we identify a potentially successful candidate. We may need to acquire, whether through purchase, license or otherwise, technologies owned by third parties, and we may not be able to acquire such technologies on commercially reasonable terms or at all. Product development is expensive, may take years to complete and can have uncertain outcomes. Failure can occur at any stage of the development. If, after development, a candidate product or service appears successful, we may, depending on the nature of the product or service, still need to obtain FDA and other regulatory clearances or approvals before we can market it. FDA’s clearance or approval pathways are likely to involve significant time, as well as additional research, development and clinical study expenditures. There can be no guarantee that FDA would clear or approve any future product or service we may develop. Even if FDA clears or approves a new product or service we develop, we would need to commit substantial resources to commercialize, sell and market it before it could be profitable, and the product or service may never be commercially viable. Additionally, development of any product or service may be disrupted or made less viable by the development of competing products or services.

Commitments to develop new products must be made well in advance of any resulting sales, and technologies and standards may change during development, potentially rendering our products outdated or uncompetitive before their introduction. Our ability to develop products to meet evolving industry requirements and at prices acceptable to our customers will be significant factors in determining our competitiveness. We may expend considerable funds and other resources on the development of our products without any guarantee that these products will be successful. If we attempt to bring, but are not successful in bringing, one or more products to market, whether because we fail to address marketplace demand, fail to develop viable products or otherwise, our results of operations could be seriously harmed.

If we determine that any of our current or future development programs is unlikely to succeed, we may abandon it without any return on our investment into the program. We may need to raise significant additional capital to bring any new products or services to market, which may not be available on acceptable terms, if at all.

Even if our cancer blood tests or medical products receive marketing clearance or approval, they may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

Even if our medical products receive marketing clearance or approval, if needed, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors, and others in the medical community. If we do not generate significant product revenues, we may not become profitable. The degree of market acceptance of our products and tests, if approved for commercial sale, will depend on a number of factors, including:

●	their efficacy, safety, and other potential advantages compared to alternative tests or medical products;

●	our ability to offer them for sale at competitive prices;

●	their convenience and ease of administration compared to alternative cancer detection or treatments;

●	the willingness of the target patient population to try new medical products and of physicians to order these products;

●	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

●	the strength of marketing and distribution support;

●	the availability of governmental agencies and third-party medical insurance and adequate reimbursement for our cancer blood tests or medical products;

●	any restrictions on the use of our cancer blood tests or medical products together with other cancer detection methods or therapeutic treatments;

●	any restrictions on the use of our cancer blood tests or medical products together with other medications;

●	inability of certain types of patients to produce adequate samples for analysis in the use of our cancer blood tests;

●	inability of certain types of patients to use our cancer blood tests or other medical products; and

●	the prevalence and severity of side effects from our medical products.

If we are unable to address and overcome these and similar concerns, our business and results of operations could be substantially harmed.

We face intense competition in the biotechnology and pharmaceutical industries.

The biotechnology and pharmaceutical industries are intensely competitive. We face direct competition from U.S. and foreign companies focusing on cancer blood tests and pharmaceutical products, which are rapidly evolving. Our competitors include major multinational diagnostic and pharmaceutical companies, specialized biotechnology firms, and universities and other research institutions. Many of these competitors have greater financial and other resources, larger research and development staffs, and more effective marketing and manufacturing organizations than we do. In addition, academic and government institutions are increasingly likely to enter into exclusive licensing agreements with commercial enterprises, including our competitors, to market commercial tests or products based on technology developed at such institutions. Our competitors may succeed in developing or licensing technologies, tests, and products that are more effective or less costly than ours or succeed in obtaining FDA or other regulatory approvals for diagnostic test and medical product candidates before we do. Acquisitions of, or investments in, competing diagnostic, pharmaceutical, or biotechnology companies by large corporations could increase such competitors’ financial, marketing, manufacturing, and other resources.

Our ExoLens product faces significant competition in the glaucoma and dry eye syndrome treatment markets from the following:

The market for our proposed tests and products is competitive and rapidly changing, and new cancer detection technologies which may be developed by others could impair our ability to maintain and grow our business and remain competitive.

The cancer detection, pharmaceutical, and biotechnology industries are subject to rapid and substantial technological change. Developments by others may render our proposed tests or products noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition from diagnostic, pharmaceutical and biotechnology companies, universities, governmental entities, and others diversifying into the field is intense and is expected to increase.

As a company engaged in the development of cancer detection technology with limited revenue generated to date, our resources are limited, and we may experience technical challenges inherent in such technologies. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competition. Some of these technologies may have an entirely different approach or means of accomplishing similar diagnostic efficacy compared to our proposed tests or products. Our competitors may develop cancer detection technologies that are more effective or less costly than our proposed tests or products and therefore present a serious competitive threat.

The potential widespread acceptance of cancer blood tests or therapies that are alternatives to ours may limit market acceptance of our proposed tests or products, even if commercialized. Many of our targeted diseases and conditions can also be detected by other tests or treated by other medications. These tests and treatments may be widely accepted in medical communities and have a longer history of use. The established use of these competitive technologies may limit the potential for our technologies, formulations, tests, and products to receive widespread acceptance if commercialized.

Negative developments in the field of exosomes could damage public perception of any product candidates that we develop, which could adversely affect our ability to conduct our business or obtain regulatory approvals for such product candidates.

Exosome therapeutics are novel and unproven therapies, with no exosome therapeutic approved to date. Exosome therapeutics may not gain the acceptance of the public or the medical community. To date, other efforts to leverage natural exosomes have generally demonstrated an inability to generate exosomes with predictable biologically active properties or to manufacture exosomes at suitable scale to treat more than a small number of patients. Some studies used natural exosomes without an intended or understood mechanism of action or pharmacology. Other studies included payloads but generated inconclusive results. Our success will depend on our ability to demonstrate that our exosomes can overcome these challenges.

If one of our current or future product candidates is unable to successfully target a certain cell type or pathway and establish proof of concept in a certain disease, it may indicate that we will not be able to apply our technology to other diseases mediated by that cell type or pathway. This may also indicate a decrease in the probability of our success for other targets using the same modality in the same or different cell types, as well as for our engineered exosome approach more generally. Such failures could negatively affect the public or medical community’s perception of our technology and exosome therapeutics in general.

Additionally, our success will depend upon physicians who specialize in the treatment of diseases targeted by our product candidates, if approved, prescribing testing or treatments that involve the use of our product candidates, if cleared or approved, in lieu of, or in addition to, existing treatments with which they are more familiar and for which greater clinical data may be available. Adverse events in clinical trials of our product candidates or in clinical trials of others developing similar products and the resulting publicity, as well as any other adverse events in the field of exosome therapeutics, could result in a decrease in demand for any product that we may develop. These events could also result in the suspension, discontinuation, or clinical hold of, or modification to, our clinical trials. Any future negative developments in the field of exosomes and their use as therapies could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of our product candidates. Any increased scrutiny could delay or increase the costs of obtaining marketing approval for any of our product candidates.

The sizes of the markets for our current and future products have not been established with precision and may be smaller than we estimate.

Our estimates of the annual total addressable markets for our current products are based on a number of internal and third-party estimates, including, without limitation, the number of patients with pancreatic and breast cancers and precancer, the number of individuals who are at a higher risk for developing cancer, and the assumed prices at which we can sell tests for markets that have not been established. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total addressable market for our current or future products may prove to be incorrect. If the actual number of patients who would benefit from our products, the price at which we can sell our products, or the annual total addressable market for our products is smaller than we have estimated, it may impair our sales growth and have an adverse impact on our business.

Risks Related to Taiwan

Your investment may be adversely affected by the strained relations between Taiwan and China.

Taiwan has a unique international political status. The People’s Republic of China (“PRC”) claims that Taiwan is part of China. Although significant economic and cultural relations have been established during recent years between Taiwan and the PRC, relations have often been strained. The PRC government has refused to renounce the use of military force to gain control over Taiwan. Furthermore, the PRC government passed an Anti-secession Law in March 2005, which authorizes non-peaceful means and other necessary measures should Taiwan move to gain independence from the PRC. Relations between the PRC and Taiwan have at times been strained. Strained relations could result in future military actions or economic sanctions or other disruptive activities undertaken by either government. Past tensions between them have on occasion depressed the market prices of the securities of companies in Taiwan. As the headquarters of our major subsidiary (i.e., Yong Ding Biopharm Co., Ltd.) is based in Taiwan, relations between Taiwan and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations. There can be no assurance that the present tensions will not worsen, which could have a significant adverse impact on our financial condition, results of operations and future prospects.

Currency fluctuations and restrictions on currency exchange may adversely affect our business.

Our reporting currency is the U.S. dollar and our operations in Taiwan uses the NTD as the functional currencies. The majority of our revenues derived and expenses incurred are in NTD. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies.

Apart from trade-related or service-related foreign exchange transactions, Taiwanese companies may, without foreign exchange approval, remit foreign currency of up to US$100 million (or its equivalent) to and from Taiwan (or such other amount as determined by the Central Bank of the Republic of China (Taiwan) from time to time at its discretion in consideration of the economic and financial conditions of Taiwan) in each calendar year. The above limits apply to remittances involving either a conversion of NT dollars into a foreign currency or a conversion of foreign currency into NT dollars.

Taiwan government may impose further foreign exchange restrictions in certain emergency situations, including situations where there are sudden fluctuations in interest rates or exchange rates, where Taiwan government experiences extreme difficulty in stabilizing the balance of payments or where there are substantial disturbances in the financial and capital markets in Taiwan. There can be no assurance that these restrictions, if imposed, will not adversely affect, among other things, the Company’s ability to repatriate its and/or its subsidiary’s funds in Taiwan, which may in turn limit our ability to receive and use our revenue effectively.

Due to our major subsidiary’s location in Taiwan, natural disasters and other events outside of our control may seriously disrupt our business operations.

Taiwan is vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, nuclear and radiation accidents, power loss, telecommunications failures, break-ins, wars, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures or internet failures, which could cause, including but not limit to, the damage or destruction of real or personal property, the loss or corruption of data or malfunctions of software or hardware, disruption of our major subsidiary’s business operation, interruption of ongoing development of the biopharmaceutical products as well as adversely affect our business. Although we have not been adversely affected in the past by natural disasters and other calamities, natural disasters and other events outside of our control in Taiwan in the future could seriously disrupt our business operations.

You may not be able to enforce a judgment of a foreign court in Taiwan.

Our major subsidiary (i.e., Yong Ding Biopharm Co., Ltd.) is a company limited by shares and incorporated under the Taiwan Company Act. Also, all our directors and management, with the exception of our CFO who is located in Hong Kong, are located in Taiwan, and a certain portion of our assets and the assets of such persons are located in Taiwan. As a result, it may be difficult for investors to enforce judgments obtained outside Taiwan against us, our major subsidiary or such persons in Taiwan, including those predicated upon the civil liability provisions of the federal securities laws of the United States.

Any further economic downturn or decline in the growth of the population in Taiwan may materially and adversely affect YD Bio’s financial condition, results of operations and prospects.

YD Bio conducts most of our operations and generates most of our revenues in Taiwan. As a result, any decline in the Taiwan economy or a decline in the growth of the population in Taiwan may materially and adversely affect their financial condition, results of operations and prospects. For example, the global slowdown in technology expenditures has from time to time adversely affected the Taiwan economy, which is highly dependent on the technology industry. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies. There have also been concerns over unrest in the Middle East, Africa and Ukraine, which has resulted in higher oil prices and significant market volatility.

As the Company’s business is significantly dependent on economic growth, any uncertainty or further deterioration in economic conditions could have a material adverse effect on the Company’s financial condition and results of operations. YD Bio cannot assure that economic conditions in Taiwan will continue to improve in the future or that our business and operations will not be materially and adversely affected by deterioration in the Taiwan economy.

Uncertainties about the “trade war” between the United States and Mainland China may materially and adversely affect our results of operations.

Changes in U.S. trade policy could trigger retaliatory actions by affected countries, e.g., Mainland China, resulting in ‘trade wars,’ increased costs for goods imported into the United States, which may reduce customer demand for these products if the parties having to pay tariffs increase their prices, or trading partners limiting their trade with the United States. Decreasing demand from our customers or increased prices quoted by our suppliers may materially and adversely affect our future results of operations.

Risks Related to Intellectual Property Rights

YD Bio may incur substantial litigation costs related to intellectual property, and if YD Bio is unable to protect its intellectual property, it may lose its competitive advantage.

YD Bio’s future success depends in part upon its ability to protect its intellectual property. YD Bio’s protective measures, including patents, trademarks, copyrights, trade secret protection and internet identity registrations, may prove inadequate to protect its proprietary rights and market advantage. The right to stop others from misusing its trademarks and service marks in commerce depends, to some extent, on YD Bio’s ability to show evidence of enforcement of its rights against such misuse in commerce. YD Bio’s failure to stop the misuse by others of our trademarks and service marks may lead to its loss of trademark and service mark rights, brand loyalty and notoriety among its customers and prospective customers. The scope of any patent to which YD Bio has or may obtain rights may not prevent others from developing and selling competing products. In addition, YD Bio’s patents may be held invalid upon challenge, or others may claim rights in, or ownership of, its patents. Moreover, YD Bio may become subject to litigation with parties that claim, among other matters, that it infringed on their patents or other intellectual property rights. The defense and prosecution of patent and other intellectual property claims are both costly and time-consuming and could result in a material adverse effect on YD Bio’s business and financial position.

Additionally, any intellectual property infringement claims against YD Bio, with or without merit, could be costly and time-consuming to defend and divert its management’s attention from its business. If YD Bio’s products were found to infringe a third-party’s proprietary rights, it could be forced to enter into costly royalty or licensing agreements in order to be able to continue to sell its products or discontinue use of the protected technology. Such royalty and licensing agreements may not be available on terms acceptable to YD Bio or at all. Rights holders may demand payment for past infringements or force it to accept costly license terms or discontinue use of protected technology or works of authorship.

YD Bio may become involved in litigation regarding patents and other intellectual property rights. Other companies, including its competitors, may develop intellectual property that is similar or superior to its intellectual property, duplicate its intellectual property or design around its patents, and may have or obtain patents or other proprietary rights that would prevent, limit or interfere with its ability to make, use or sell its products. Effective intellectual property protection may be unavailable or limited in some foreign countries in which YD Bio sells or will sell products or from which competing products may be sold.

Unauthorized parties may attempt to copy or otherwise use aspects of YD Bio’s intellectual property and products that we regard as proprietary. YD Bio’s means of protecting its proprietary rights in the U.S. or abroad may prove to be inadequate, and competitors may be able to develop similar intellectual property independently. If its intellectual property protection is insufficient to protect its intellectual property rights, YD Bio could face increased competition in the markets for its products.

Should any of YD Bio’s competitors file patent applications or obtain patents that claim inventions also claimed by it, YD Bio may choose to participate in an interference proceeding to determine the right to a patent for these inventions, because its business could be harmed if it fails to enforce and protect its intellectual property rights. Even if the outcome is favorable, an interference proceeding could result in substantial costs to YD Bio and disrupt its business.

In the future, YD Bio also may need to file lawsuits to enforce its intellectual property rights, to protect its trade secrets or to determine the validity and scope of the proprietary rights of others. Any such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could have a material adverse effect on its business, financial condition or results of operations.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

●	others may be able to make diagnostic tests and therapeutic product candidates that are the same as or similar to ours but that are not covered by the claims of the patents that we own or have exclusively licensed;

●	we or our licensors or future collaborators might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or have exclusively licensed;

●	we or our licensors or future collaborators might not have been the first to file patent applications covering certain inventions;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing intellectual property rights we own or have exclusively licensed;

●	it is possible that noncompliance with the U.S. Patent and Trademark Office (“USPTO”) and foreign governmental patent agencies requirement for a number of procedural, documentary, fee payment, and other provisions during the patent process can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction for patents that we own or have exclusively licensed;

●	it is possible that pending patent applications that we have exclusively licensed will not lead to issued patents;

●	issued patents that we own or have exclusively licensed may be revoked, modified, or held invalid or unenforceable, as a result of legal challenges by our competitors;

●	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive tests and products for sale in our major commercial markets;

●	we may not develop additional proprietary technologies that are patentable;

●	we cannot predict the scope of protection of any patent issuing based on pending patent applications, including whether the patent applications that we own or license will result in issued patents with claims that are directed to our diagnostic tests and product candidates or uses thereof in the U.S. or foreign countries;

●	there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the U.S. for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns;

●	countries other than the U.S. may have patent laws less favorable than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop, and market competing diagnostic tests and product candidates; and

●	if enforced, a court may not hold that patents we own or have exclusively licensed are valid, enforceable, and infringed.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our diagnostic tests and therapeutic product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the U.S. could increase the uncertainties and costs, and may diminish our ability to protect our inventions, obtain, maintain, enforce, and license intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of any owned and licensed patents.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing owned or licensed patents.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submissions, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuities fees, and various other governmental fees on patents and/or patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent and/or patent application. The USPTO and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our diagnostic tests or therapeutic product candidates, our competitive position would be adversely affected.

Patent terms may be inadequate to protect our competitive position on our diagnostic tests or therapeutic product candidates for an adequate amount of time.

The term of any individual patent depends on applicable law in the country where the patent is granted. In the U.S., provided all maintenance fees are timely paid, a patent generally has a term of 20 years from its application filing date or earliest claimed non-provisional filing date. Extensions may be available under certain circumstances, but the life of a patent and, correspondingly, the protection it affords is limited. Even if we or our licensors obtain patents covering our diagnostic tests and therapeutic product candidates, when the terms of all patents covering a diagnostic test or therapeutic product expire, our business may become subject to competition from our competitors. Given the amount of time required for the development, testing, and regulatory review and approval of new diagnostic test or therapeutic product candidates, patents protecting such candidates may expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing diagnostic tests and therapeutic products similar or identical to ours.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court or the USPTO.

If we or a licensor initiate legal proceedings against a third party to enforce a patent covering one of our diagnostic tests or therapeutic product candidates, the defendant could counterclaim that the patent covering our diagnostic tests or therapeutic product candidate, as applicable, is invalid and/or unenforceable. In patent litigation in the U.S., defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the U.S. or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post grant review, and equivalent proceedings in foreign jurisdictions (i.e., opposition proceedings). Such proceedings could result in revocation or amendments to our owned or licensed patents in such a way that they no longer cover our diagnostic tests or therapeutic product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our diagnostic tests or therapeutic product candidates. Such a loss of patent protection could have a material adverse impact on our business.

YD Bio’s efforts to avoid the patent, trademark, and copyright rights of others may not provide notice to it of potential infringements in time to avoid investing in product development and promotion that must later be abandoned if suitable license terms cannot be reached.

There is no guarantee that YD Bio’s use of conventional technology searching and brand clearance searching will identify all potential rights holders. Rights holders may demand payment for past infringements and/or force YD Bio to accept costly license terms or discontinue use of protected technology and/or works of authorship that may include for example photos, videos, and software.

Risks Related to YD Bio Operating as a Public Company

As a “controlled company” under the rules of the Nasdaq Global Market, YD Bio may choose to exempt itself from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Dr. Ethan Shen, our CEO and Chairman, holds a majority of the voting power of YD Bio. Accordingly, YD Bio is a “controlled company” within the meaning of Nasdaq Listing Rule 5615(c). YD Bio, therefore, is eligible to utilize certain exemptions from the corporate governance requirements of the Nasdaq Stock Market. YD Bio’s status as a controlled company could cause its securities to look less attractive to certain investors or otherwise harm the trading price.

As a controlled company, YD Bio qualifies for, and our board of directors, the composition of which is controlled by Dr. Shen, may rely upon, exemptions from several of Nasdaq’s corporate governance requirements, including requirements that:

●	a majority of the board of directors consist of independent directors;

●	compensation of officers, including that of the CEO, be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee comprised solely of independent directors; and

●	director nominees be selected or recommended to the board of directors by a majority of its independent directors or by a nominating committee that is composed entirely of independent directors.

Accordingly, to the extent that we may choose to rely on one or more of these exemptions, Public Shareholders would not be afforded the same protections afforded to the shareholders of other Nasdaq-listed companies that are subject to these corporate governance requirements.

We do not currently intend to rely on the “controlled company” exemption under the Nasdaq listing rules. However, we may elect to avail ourselves of these exemptions in the future.

General Tax Risk Factors

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of YD Bio’s income or other tax returns could adversely affect its financial condition and results of operations.

YD Bio may be subject to income taxes, and its tax liabilities will be subject to the allocation of expenses in differing jurisdictions. YD Bio’s future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

●	changes in the valuation of our deferred tax assets and liabilities;

●	expected timing and amount of the release of any tax valuation allowances;

●	tax effects of stock-based compensation;

●	costs related to intercompany restructurings;

●	changes in tax laws, regulations or interpretations thereof; or

●	lower than anticipated future earnings in jurisdictions where YD Bio has lower statutory tax rates and higher than anticipated future earnings in jurisdictions where it has higher statutory tax rates.

In addition, YD Bio may be subject to audits of its income, sales and other transaction taxes by taxing authorities. Outcomes from these audits could have an adverse effect on YD Bio’s financial condition and results of operations.

The IRS may not agree that YD Bio should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under generally applicable U.S. federal income tax rules, YD Bio, which is incorporated under and governed by the laws of Cayman Islands, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code, however, contains rules that may cause a non-U.S. corporation to, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. If YD Bio were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantial U.S. tax liability, in addition to tax liability in its country of residence, and the gross amount of any dividend payments to its Non-U.S. Holders could be subject to U.S. withholding tax.

As more fully described in the section titled “Material U.S. Federal Income Tax Consequences — Tax Residence of YD Bio for U.S. Federal Income Tax Purposes,” YD Bio is not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes. However, whether the requirements for such treatment have been satisfied must be finally determined at the completion of the Business Combination, by which time there could be adverse changes to the relevant facts and circumstances. Further, the rules for determining ownership under Section 7874 are complex, unclear and the subject of ongoing regulatory change. Accordingly, there can be no assurance that the IRS would not assert a contrary position to those described above or that such an assertion would not be sustained by a court in the event of litigation.

The IRS may take the position that Section 367(a) of the Code requires a U.S. Holder to recognize gain (but not loss) with respect to the exchange of shares of Breeze Common Stock for Ordinary Shares pursuant to the Merger.

Section 367(a) of the Code generally requires a U.S. holder of stock in a U.S. corporation to recognize gain (but not loss) when such stock is exchanged for stock of a non-U.S. corporation in an exchange that would otherwise qualify for nonrecognition treatment unless certain conditions are met. Although it is currently expected that these conditions were be met, U.S. Holders are cautioned that the potential application of Section 367(a) of the Code to the Merger is complex and depends on factors that cannot be determined until the closing of the Merger and the interpretation of legal authorities and facts relating to the Business Combination. Accordingly, there can be no assurance that the IRS will not take the position that Section 367(a) of the Code applies to cause U.S. Holders to recognize gain as a result of the Merger or that a court will not agree with such a position of the IRS in the event of litigation. U.S. Holders should consult with their own tax advisors regarding the potential application of Section 367(a) of the Code in their particular situation.

If YD Bio were a passive foreign investment company for United States federal income tax purposes for any taxable year, U.S. Holders of Ordinary Shares could be subject to adverse United States federal income tax consequences.

If YD Bio is or becomes a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the Code for any taxable year during which a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences — U.S. Holders”) holds Ordinary Shares, certain adverse U.S. federal income tax consequences may apply to such U.S. Holder. PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. YD Bio has not made a determination as to whether it currently is, or in the future may become, a PFIC, but there is a possibility that it may be classified as a PFIC for its taxable year that includes the date of the Merger or in the foreseeable future. There can be no assurance that YD Bio will not be treated as a PFIC for any taxable year.

If YD Bio were treated as a PFIC, a U.S. Holder of Ordinary Shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. Certain elections (including a qualified electing fund (“QEF”) or a mark-to-market election) may be available to U.S. Holders of Ordinary Shares to mitigate some of the adverse tax consequences resulting from PFIC treatment, but U.S. Holders will not be able to make similar elections with respect to the YD Bio Warrants. There is no assurance that YD Bio will provide the information necessary for a U.S. Holder to make a QEF election with respect to the U.S. Holder’s Ordinary Shares.

Risks Related to Ownership of Our Securities

Future sales of a substantial amount of our Ordinary Shares may cause our stock price to decline.

As of December 31, 2025, we had 70,789,261 Ordinary Shares outstanding. We cannot predict when these stockholders may sell their shares or in what volumes. However, the market price of our Ordinary Shares could decline significantly if these stockholders sell a large number of shares into the public market or if the market believes that these sales may occur. We may also issue our Ordinary Shares from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of Ordinary Shares that we may issue could in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments.

Our stock price has been and may continue to be volatile and may result in substantial losses.

The market price of our Ordinary Shares has been and may continue to be volatile. The stock market in general has been highly volatile in 2024 and 2025 and may continue to be volatile in the remainder of 2026 and beyond. The volatility in Ordinary Shares price may be unrelated to our operating performance. In addition, the trading price of our Ordinary Shares could be subject to wide fluctuations in response to:

●	our prospects as perceived by others;

●	variations in our operating results and our achievement of key business targets;

●	changes in securities analysts’ recommendations or earnings estimates;

●	differences between our reported results and those expected by investors and securities analysts;

●	announcements of new contracts or service offerings by us or our competitors;

●	market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors; and

●	general economic or stock market conditions unrelated to our operating performance.

Volatility may also be due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Asia that have listed their securities in the United States.

The market price for our Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

●	the perception of U.S. investors and regulators of U.S. listed Taiwanese companies;

●	actual or anticipated fluctuations in our operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	our capability to catch up with the new developments and innovations in the industry;

●	changes in the economic performance or market valuations of other biotechnology companies;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between and the New Taiwan dollar and the U.S. dollar; and

●	general economic or political conditions in Taiwan.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares. Fluctuations in our stock price as a result of any of the foregoing factors may result in substantial losses for investors.

In addition, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We are a “controlled company” as defined under the NASDAQ Stock Market Rules. As a result, we may rely on exemptions from certain corporate governance requirements and holders of our Ordinary Shares may not have the same protections generally available to stockholders of other companies listed on stock exchanges in the United States.

Because Dr. Ethan Shen, our CEO and Chairman, holds a majority of the voting power of YD Bio, we are a “controlled company” within the meaning of Nasdaq Listing Rule 5615(c). As a controlled company, we qualify for, and our board of directors may rely upon, exemptions from certain of Nasdaq’s corporate governance requirements, including the requirements that:

●	a majority of the board of directors consist of independent directors;

●	compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee comprised solely of independent directors; and

●	director nominees be selected or recommended to the board of directors by a majority of its independent directors or by a nominating committee that is composed entirely of independent directors.

Accordingly, to the extent that we choose to rely on one or more of these exemptions, our public shareholders would not be afforded the same protections afforded to the shareholders of other Nasdaq-listed companies that are subject to these corporate governance requirements. We do not currently intend to rely on the “controlled company” exemption under the Nasdaq listing rules. However, we may elect to avail ourselves of these exemptions in the future.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. Therefore, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on the share price. A broad or active public trading market for our Ordinary Shares may not be sustained.

If securities or industry analysts do not publish research or reports about us, or publish negative reports, our share price and trading volume could decline.

The trading market for Ordinary Shares depends, in part, on the research and reports that securities or industry analysts publish about us. We do not have any control over these analysts. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade Ordinary Shares or change their opinion, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Because there are no current plans to pay cash dividends on Ordinary Shares for the foreseeable future, you may not receive any return on investment unless you sell Ordinary Shares for a price greater than that which you paid for it.

YD Bio may retain future earnings, if any, for future operations, expansion and debt repayment and has no current plans to pay any cash dividends for the foreseeable future. YD Bio’s board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, YD Bio’s shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if YD Bio’s board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, and will depend on, among other things, YD Bio’s results of operations, financial condition, cash requirements, contractual restrictions and other factors that YD Bio’s board of directors may deem relevant. In addition, YD Bio’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness it or its subsidiaries incur. As a result, you may not receive any return on an investment in Ordinary Shares unless you sell your shares for a price greater than that which you paid for it. We currently intend to retain any future earnings for use in our operations and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because YD Bio is incorporated under Cayman Islands law.

YD Bio is an exempted company registered by way of continuation under the laws of the Cayman Islands. YD Bio’s corporate affairs are governed by its memorandum and articles of association, the Companies Act (as revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against YD Bio’s directors, actions by YD Bio’s minority shareholders and the fiduciary duties of YD Bio’s directors to YD Bio under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of YD Bio’s shareholders and the fiduciary duties of YD Bio’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like YD Bio have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. YD Bio’s directors have discretion under YD Bio’s Second Amended and Restated Memorandum and Articles of Association to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we rely on home country practice with respect to certain corporate governance matters – see details in the risk factor named “Because YD Bio is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer” above. Therefore, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, YD Bio’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by YD Bio’s management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16(b) of the Exchange Act establishing insider liability for profits realized from any “short-swing” trading transaction.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we will file reports on Form 6-K as a foreign private issuer. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

If YD Bio ceases to qualify as a foreign private issuer in the future, it would incur significant additional expenses that could have a material adverse effect on its results of operations.

Because YD Bio is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

YD Bio’s status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a Cayman Islands exempted company. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. Currently, we rely on home country practice with respect to certain corporate governance matters instead of following the Nasdaq listing standards, including (i) Rule 5605(b)(2) of Rule 5600 series of the NASDAQ Stock Market LLC Rules (the “Nasdaq Listing Rules”), pursuant to which the board of directors of a Nasdaq-listing company shall have regularly scheduled meetings at which only independent directors are present; (ii) Rule 5605(d)(2)(A) of the Nasdaq Listing Rules, pursuant to which each member of the compensation committee of a Nasdaq-listing company must be an independent director; (iii) Rule 5605(e)(1) of the Nasdaq Listing Rules, pursuant to which the director nomination of a Nasdaq-listing company should be made by a vote in which only independent directors participate or by a nominations committee comprised solely of independent directors; (iv) Rule 5620(a) of the Nasdaq Listing Rules, pursuant to which each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the fiscal year; (v) Rule 5620(b) of the Nasdaq Listing Rules, pursuant to which each company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq; (vi) Rule 5635 of the Nasdaq Listing Rules, pursuant to which each Nasdaq-listing company shall obtain shareholder approval for certain dilutive events, such as (a) certain acquisition of stock or assets of another company; (b) an issuance of shares that will result in a change of control of the company; (c) the establishment or amendment of certain equity based compensation plans and arrangements; and (d) certain transactions (other than a public offering) involving issuances of a 20% or more interest or voting power in the company at a price that is less than the minimum price defined therein; (vii) Rule 5640 requiring the voting rights of existing shareholders of publicly traded shares of a Nasdaq-listing company registered under section 12 of The Securities Exchange Act of 1934 of the United States cannot be disparately reduced or restricted through any corporate action or issuance, which includes without limitation, the adoption of time-phased voting plans, the adoption of capped voting rights plans, the issuance of super-voting stock, or the issuance of stock with voting rights less than the per share voting rights of the existing common stock through an exchange offer; and (viii) Rule 5620(c) of the Nasdaq Listing Rules, pursuant to which that the Company’s memorandum and articles of association shall provide for a quorum of at least 33 1/3 percent of the outstanding shares of the Company’s voting shares. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

If YD Bio cannot continue to satisfy the listing requirements and other rules of the Nasdaq Global Market, our securities may be delisted, which could negatively impact the price of its securities and your ability to sell them.

Our Ordinary Shares are approved for listing on the Nasdaq Global Market. We cannot assure you that we will be able to meet the continued listing requirements of the Nasdaq in the future.

In addition, in order to maintain our listing on the Nasdaq Global Market, we will be required to comply with certain rules the Nasdaq Global Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Global Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Global Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Global Market delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Shares is a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions available to emerging growth companies, this could make it less attractive to investors.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Emerging growth companies are exempt from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. This may make comparison of our financial statements with another public company which is not an emerging growth company.

In addition, emerging growth companies are exempt from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these reduced regulatory requirements, our shareholders would be left with less information or protection available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, which may decrease our share price and increase volatility.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Global Market, impose various requirements on the corporate governance practices of public companies.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

We are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our Company and, as a result, the value of our Ordinary Shares.

Upon completion the initial public offering in August 2025, we became a public company in the United States subject to Section 404 of the Sarbanes-Oxley Act of 2002 which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2026. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, and if the value of our non-affiliated float of our Ordinary Shares exceeds certain amounts, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, because we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation, testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

If the PCAOB Is Unable to Inspect or Investigate Completely Our Independent Registered Public Accounting Firm, Trading in Our Common Stock Could Be Prohibited Under the Holding Foreign Companies Accountable Act.

Our independent registered public accounting firm, MaloneBailey, LLP, is headquartered in the United States and is registered with the Public Company Accounting Oversight Board (the “PCAOB”). The PCAOB conducts regular inspections of registered public accounting firms, including MaloneBailey, LLP, to assess compliance with applicable professional standards. These inspections provide investors with certain benefits, including greater transparency into the quality of our audit procedures and financial reporting.

Historically, prior to our engagement of MaloneBailey, LLP, we used auditors located in jurisdictions where the PCAOB had faced challenges in conducting complete inspections and investigations. However, following our auditor change effective December 24, 2025, when we dismissed ARK Pro CPA & Co and engaged MaloneBailey, LLP for the audit of our financial statements for the fiscal year ending December 31, 2025 (and subsequent periods), our current auditor is fully subject to PCAOB oversight with no current jurisdictional limitations.

Nevertheless, there can be no guarantee that the PCAOB will conduct its regular inspections. If, for any reason, the SEC determines that we have filed audit reports not subject to inspections for two consecutive years, trading of our securities could be prohibited, which would materially and adversely affect the liquidity and value of our common stock, impair your ability to sell or purchase shares, and limit our ability to raise capital.

In addition, any perceived or actual deficiencies in our auditor’s performance, as identified in PCAOB inspections or otherwise (including any historical matters noted in prior inspections of MaloneBailey, LLP unrelated to jurisdictional access), could undermine investor confidence in our financial statements, increase scrutiny from regulators or investors, or require us to incur additional costs to remediate issues or engage alternative auditors. These risks could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If YD Bio fails to implement and maintain an effective system of internal controls, YD Bio may be unable to accurately report its results of operations, meets its reporting obligations or prevent fraud, and investor confidence and the market price of YD Bio’s Ordinary Shares may be materially and adversely affected.

Section 404 of the Sarbanes-Oxley Act requires that YD Bio include a report from management on the effectiveness of YD Bio’s internal control over financial reporting in YD Bio’s annual report on Form 20-F beginning with YD Bio’s second annual report on Form 20-F after becoming a public company. In addition, once YD Bio ceases to be an “emerging growth company” as such term is defined in the JOBS Act, YD Bio’s independent registered public accounting firm must attest to and report on the effectiveness of YD Bio’s internal control over financial reporting.

Moreover, even if YD Bio’s management concludes that YD Bio’s internal control over financial reporting is effective, YD Bio’s independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with YD Bio’s internal controls or the level at which YD Bio’s controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from YD Bio. In addition, YD Bio may be unable to timely complete its evaluation testing and any required remediation.

During the course of documenting and testing YD Bio’s internal control procedures, in the event that YD Bio identifies weaknesses and deficiencies in YD Bio’s internal control over financial reporting, and fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, YD Bio may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if YD Bio fails to achieve and maintain an effective internal control environment, it could result in material misstatements in YD Bio’s financial statements and could also impair YD Bio’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, YD Bio’s businesses, financial condition, results of operations and prospects, as well as the trading price of the ordinary shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose YD Bio to increased risk of fraud or misuse of corporate assets and subject YD Bio to potential delisting from the stock exchange on which YD Bio lists, regulatory investigations and civil or criminal sanctions. YD Bio may also be required to restate its financial statements from prior periods.

After YD Bio is no longer an “emerging growth company,” YD Bio may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

YD Bio’s Public Warrants and Private Warrants are exercisable for Ordinary Shares, which would increase the number of shares eligible for future sales and resale in the public market and result in dilution to our shareholders.

As of December 31, 2025, there were 15,142,911 outstanding Public Warrants and Private Warrants to purchase an aggregate of 15,142,911 Ordinary Shares. These warrants are exercisable. The registration statement covering the Ordinary Shares issuable upon exercise of the Public and private Warrants has been declared effective by the SEC, and accordingly the warrants are currently exercisable for cash, subject to the terms of the warrant agreement. Each Public Warrant and Private Warrant entitles the holder to purchase one of our Ordinary Shares at a price of $11.50 per whole share, subject to adjustment.

Public Warrants and Private Warrants may be exercised only for a whole number of Ordinary Shares. To the extent such Public Warrants and Private Warrants are exercised, additional Ordinary Shares will be issued, which will result in dilution to the then existing shareholders and increase the number of shares eligible for sale and resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our Ordinary Shares.

YD Bio’s warrant agreement designates the courts of the State of New York located in the County of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of its public warrants, as applicable, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.

Our warrant agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York located in the County of New York or the United States District Court for the Southern District of New York, (ii) in each case we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants, as applicable, shall be deemed to have notice of and to have consented to the forum provisions in our warrant agreement. If any action, the subject matter of which is within the scope the forum provisions of the warrant agreement, as applicable, is filed in a court other than a court of the State of New York located in the County of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants, as applicable, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions, and (y) having service of process made upon such warrant holder in any such action brought in such court to enforce the forum provisions by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Warrant holders who are unable to bring their claims in the judicial forum of their choosing may be required to incur additional costs in pursuit of actions which are subject to our choice-of-forum provisions. Alternatively, if a court were to find this provision of our warrant agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

YD Bio Limited was originally incorporated in Delaware under the name True Velocity, Inc. on February 6, 2024. The Company was re-domesticated and registered by way of continuation as a Cayman Islands exempted company limited by shares on November 14, 2024 and changed its name to YD Bio Limited on November 18, 2024. The Company was re-domesticated solely for the purpose of the transactions contemplated by the Merger Agreement, pursuant to which the Business Combination was completed on August 28, 2025. YD Biopharma was incorporated in the Cayman Islands on March 14, 2024 in connection with the restructuring of Yong Ding Biopharm Co., Ltd., a company incorporated in the Republic of China on April 23, 2013 (“Yong Ding”), upon which YD Biopharma acquired all of the issued an outstanding equity interests of Yong Ding.

Our principal executive office is located at 12F., No. 3, Xingnan St., Nangang Dist., Taipei City 115001, Taiwan, and our phone number is +(886) 2382-0330. Our agent for service in the United States is Cogency Global Inc., whose address is 122 East 42nd Street, 18th Floor, New York, NY 10168.

On August 28, 2025, the Company completed its Business Combination with Breeze and YD Biopharma. As a result of the business combination, both Breeze and YD Biopharma became wholly-owned subsidiaries of the Company. As a direct consequence of the closing of the business combination, the Patent Licensing and Technology Transfer Agreement (the “Agreement”), executed between EG BioMed Co., LTD. and Yong Ding Biopharm Co., Ltd (“Yong Ding”) became effective on August 28, 2025. The Agreement grants the Company an exclusive sublicense to the licensed patents and know-how related to methylation analysis technology for breast cancer detection and applications. The Agreement has a term of 20 years and will automatically renew for an additional 5 years unless both parties agree not to renew.

On December 16, 2025, the Company announced an expanded U.S. presence with planned facilities and a U.S. operations center in California intended to accelerate clinical development, regulatory engagement and commercial access for next-generation diagnostics and exosome-based therapeutics. The California operations center is in the site evaluation phase, and the specific host city has not yet been finalized.

On January 06, 2026, the Company announced that the Company has entered a Memorandum of Understanding (the “MOU”) to merge with EG BioMed, a biotechnology company specializing in DNA methylation–based cancer diagnostics and AI-driven biomarker analytics. The proposed merger is intended to build an integrated, data-driven oncology platform spanning early cancer detection, real-world clinical data generation and AI-enabled drug discovery. The MOU is non-binding and there can be no assurance that the parties will enter into definitive agreements, obtain required approvals, or consummate the merger on the terms contemplated or on any particular timeline.

On January 20, 2026, the Company entered a binding letter of intent (the “LOI”) with Safe Save Medical Cell Sciences & Technology Co., Ltd. (“SSMC”), pursuant to which the Company intends to acquire, through an offshore holding company to be established, all of the shares, assets and business of SSMC, for a total consideration of approximately NT$839,832,000. The acquisition is expected to involve a combination of newly issued Ordinary Shares and cash. This acquisition is intended to enhance our R&D capabilities, accelerate our entry into new therapeutic areas, and expand our market reach.

On February 24, 2026, YD Bio USA, Inc. (“YD Bio USA”), a subsidiary of the Company, entered into a Master Strategic Alliance Agreement with YC Biotech Co., Ltd. (“YC Biotech”), pursuant to which the parties established a strategic partnership to create a “Taiwan-U.S. Dual- Core” regulatory platform (the “Partnership”). This partnership is intended to cover a broad range of projects involving the U.S. Food and Drug Administration (the “FDA”), including Investigational New Drug, New Drug Application, and Biologics License Application submissions. Under the Agreement, YD Bio USA will serve as YC Biotech’s exclusive U.S. Agent and formal liaison with the FDA for YC Biotech’s Contract Research Organization clients in Asia, and YC Biotech will lead project acquisition and technical execution for clients with U.S. regulatory requirements and provide support for regulatory submissions. This collaboration is intended to build a scalable platform for future expansion.

Our capital expenditures for the years ended December 31, 2025, 2024, and 2023 amounted to $1.4 million, $2.9 million and $290, respectively. These capital expenditures primarily consisted of prepayment for the purchase of office space and parking facilities, acquisition of patent-related intangible assets, and property, plant and equipment.

We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers that file electronically with the SEC at www.sec.gov. We also maintain a website at https://www.ydesgroup.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website or any other website cited in this Annual Report is not a part thereof.

B.	Business Overview

We are a publicly listed biotechnology company focused on regulated diagnostics, life science clinical services, and healthcare product commercialization. Our operations include DNA methylation-based oncology testing programs in the United States conducted under a LDT framework in collaboration with CLIA-certified and CAP-accredited laboratory partners. In addition to our diagnostics activities, we provide regulated life science distribution and clinical trial supply chain services to pharmaceutical and biotechnology companies, including procurement, logistics coordination, and compliance-focused support for clinical development programs. We also maintain ocular health product commercialization operations in the United States and consumer healthcare distribution activities in Asia under applicable regulatory and market requirements. Through our combined diagnostics platform, clinical service infrastructure, and healthcare commercialization capabilities, we seek to develop a scalable operating model designed to support growth across multiple regulated healthcare segments.

Our business model is centered on developing partnerships with biopharmaceutical companies to transform innovative technologies into commercially viable drugs and cancer detection. Our management team is driving accelerated research and clinical trials under the leadership of Chairman Dr. Ethan Shen, a seasoned biomedical expert with over 30 years of experience, and Chief Medical Officer Dr. Benjamin Zhang, who brings over eight years of expertise in clinical research. For EG BioMed, Chief R&D Officer Dr. Ruo-Kai Lin contributes over 30 years of specialized experience in cancer detection. Additionally, 3D Global Biotech is guided by Chairman and Chief Scientific Officer Dr. Ken Ou, a distinguished professional with over 30 years of experience and a former Dean of the College of Oral Medicine at Taipei Medical University. While we have not yet obtained FDA clearance or approval for any of our cancer detection test products, by leveraging translational medicine expertise of our management team, we accelerate the journey from research to clinical trials, positioning YD Bio as a potential leader in the industry.

We currently market our cancer detection test products exclusively to licensed HCPs, who order testing through EG BioMed’s CLIA-certified and CAP-accredited laboratory. The tests are offered as LDTs and performed solely at the request of a prescribing HCP. Following the recent March 2025 decision by a U.S. federal district court vacating the FDA’s May 2024 final rule on LDT oversight (which the government has not appealed, and the deadline to do so has passed), EG BioMed operates under CLIA regulations, which govern laboratory quality standards for HCP-ordered testing performed within a single certified lab. We have not conducted any clinical trials for the cancer detection test products. Instead, clinical testing has been conducted by EG BioMed, which is intending to pursue FDA approval for these products.

On March 31, 2026, the Company and EG BioMed launched the EG Telehealth Platform, an online portal integrated with an independent telehealth physician network. This platform is intended to support diagnostic service delivery and future clinical program expansion. This model will aim to ensure that all orders are reviewed and authorized by a licensed HCP prior to sample collection (i.e., such tests will not be DTC LDTs). We will not distribute collection kits or report results directly to consumers without a valid physician order, and we do not intend to pursue a fully DTC pathway at this time, given the clinical complexity of cancer-related testing and current regulatory expectations. Any future expansion toward broader access will be guided by FDA authorization (e.g., de novo classification or 510(k) clearance) and supported by evidence of safety, usability, and medical appropriateness. Even if our blood tests receive FDA clearance or approval, we do not intend to offer them as fully DTC products. Instead, we intend to offer them as products that still require an order from a licensed HCP (i.e., such tests will not be DTC LDTs). Notably, current FDA-approved cancer tests — such as Guardant360 and Shield — also require HCP involvement to initiate testing, even when accessed through consumer-facing platforms.

Through the Partnership with YC Biotech, within the next twelve months, we intend to expand our clinical services capabilities through the development of a broader regulatory and clinical project support platform. This includes enhancing our ability to support Investigational New Drug (IND), New Drug Application (NDA), and Biologics License Application (BLA)–related activities in collaboration with our strategic partners. These activities are expected to be conducted on a project-by-project basis and will depend on market demand, regulatory requirements and operational execution.

A breakdown of the Company’s revenues by category and geographic area is available on Note 17 to the Company’s consolidated financial statements included elsewhere in this Annual Report.

Market Opportunity

Cancer Diagnostics Market

The U.S. cancer diagnostics market was valued at approximately USD 40.44 billion in 2025 and is projected to reach around USD 90.89 billion by 2035, growing at a CAGR of 8.41% from 2026 to 2035, according to Precedence Research.

This expansion is supported by rising demand for early detection, advancements in precision diagnostics, and increasing investments in oncology.

In comparison, Taiwan recorded 138,051 new cancer cases in 2023 according to the Health Promotion Administration (the most recent published annual figure as of late 2025), underscoring a notable cancer burden relative to its population of around 23 million.

According to Precedence Research, the global cancer diagnostics market was valued at USD 170 billion in 2025 and is projected to reach USD 378.44 billion by 2035, expanding at a CAGR of 8.33% (or approximately 8.62% in related summaries) from 2026 to 2035.

Global Market Insights (GMI) provides a similar outlook, estimating the market at USD 171.7 billion in 2025, growing to USD 408.9 billion by 2035 at a CAGR of 9.1% between 2026 and 2035.

Key growth drivers cited across these reports include the increasing global prevalence of cancer, technological advancements in early detection (such as AI-powered imaging, liquid biopsy, and biomarker-based tests), expanded government screening programs, rising healthcare expenditures, and the shift toward personalized medicine.

For a more conservative longer-term view, IMARC Group projects the global cancer diagnostics market to reach USD 326.2 billion by 2033, with a CAGR of 4.88% during 2025–2033.

Pancreatic Cancer Diagnostics Market

The global pancreatic cancer diagnostics market was valued at USD 2.68 billion in 2024 and is expected to grow from USD 3.05 billion in 2025 to nearly USD 9.76 billion by 2034, growing at a CAGR of 13.8% from 2025 to 2034, according to Vision Research Reports (December 2025).

According to Global Market Insights, “The global pancreatic cancer diagnostic market was estimated at USD 2.5 billion in 2024. The market is expected to grow from USD 2.7 billion in 2025 to USD 5 billion in 2034, growing at a CAGR of 7.2%.”

According to Allied Market Research, “The pancreatic cancer diagnostic market was valued at $1.6 billion in 2023, and is estimated to reach $3.2 billion by 2035, growing at a CAGR of 5.9% from 2024 to 2035.”

According to Vision Research Reports and Global Market Insights (via document synthesis), North America continues to account for the largest share due to advanced healthcare infrastructure, high awareness, and rapid adoption of innovative diagnostic technologies such as AI-powered imaging and liquid biopsy. The U.S. is expected to lead in revenue contribution.

According to multiple market research firms including Vision Research Reports, Global Market Insights and Allied Market Research, the projected growth is driven by rising disease incidence, an aging population, increasing demand for early detection, and technological advancements in molecular and biomarker-based diagnostics, AI-powered imaging, and non-invasive liquid biopsy methods. Greater awareness, expanding screening initiatives for high-risk groups, ongoing research efforts, unmet clinical needs, and supportive regulatory environments further contribute to market expansion.

Pancreatic cancer incidence (2025 update): According to the American Cancer Society’s Cancer Facts & Figures 2025, “In 2025, an estimated 67,440 new cases of pancreatic cancer will be diagnosed in the US and 51,980 people will die from the disease.” This accounts for 3.3% of all new cancer cases and 8.4% of cancer deaths in the United States, with a five-year relative survival rate remaining low at approximately 13%.

Globally, the most recent comprehensive figure remains at 510,992 new cases in 2022 (GLOBOCAN / WCRF data). Updated worldwide incidence figures for 2024–2025 have not yet been fully released.

These projections assume continued regulatory support for novel diagnostics, technological progress (especially in early-detection tools), and sustained investment in oncology research across key markets.

Note: Market size estimates vary across research firms due to differences in scope (e.g., pure diagnostics vs. combined therapeutics & diagnostics, or inclusion of advanced genomic/liquid biopsy tests). The higher-growth projection (13.8% CAGR) reflects broader adoption of emerging precision technologies. The original Grand View Research figures (around USD 3.4 billion in 2023 growing to ~USD 4.79 billion by 2030 at ~4.8–6.5% CAGR) remain conservative compared to newer 2025–2034 outlooks.

Breast Cancer Diagnostics Market

According to Grand View Research, the global breast cancer diagnostics market size was estimated at USD 5.86 billion in 2025 and is projected to reach USD 11.36 billion by 2033, growing at a CAGR of 8.8% from 2026 to 2033.

This growth is expected due to increasing breast cancer incidence rates, advancements in imaging and biomarker-based diagnostics, expanded government screening programs, greater adoption of AI-driven diagnostic tools for early detection, rising awareness campaigns, and improved access to healthcare services in emerging regions.

According to Precedence Research, the global breast cancer diagnostics market size was valued at USD 20.14 billion in 2025 and is projected to reach USD 40.71 billion by 2034, growing at a CAGR of 8.13% from 2025 to 2034.

According to Grand View Research, the U.S. breast cancer diagnostics market size was estimated at USD 2.26 billion in 2024 and is expected to reach USD 2.41 billion in 2025, growing to USD 4.53 billion by 2033 at a CAGR of 8.21% from 2025 to 2033.

This projection is based on increased early detection efforts, growing investment in precision medicine and liquid biopsy technologies, expanding insurance coverage for mammography and genetic testing, and continued innovation in digital pathology and AI-assisted diagnostics. YD Bio’s management believes the trend toward personalized medicine and improvements in non-invasive screening methods are expected to further drive market expansion.

These projections assume continued regulatory support, technological advancements, and sustained investment in breast cancer diagnostics and early detection programs.

Breast cancer incidence update: Breast cancer remains the most common cancer among women globally. According to GLOBOCAN 2022 (the most recent comprehensive global data), there were approximately 2.3 million new cases and 670,000 deaths worldwide in 2022. Incidence is rising by about 1% annually in many countries, with projections indicating a substantial increase by 2050 due to population aging and other factors.

In the United States, the American Cancer Society estimates 316,950 new cases of invasive breast cancer and 59,080 cases of ductal carcinoma in situ (DCIS) in 2025, with approximately 42,170 women expected to die from the disease. Breast cancer accounts for nearly 30% of all new female cancer cases in the U.S. (excluding skin cancers). In Taiwan, the most recent available data from the Taiwan Cancer Registry shows 19,756 new cases, highlighting the disease’s significance in the region.

Note on sources and variations: Market size estimates vary across research firms due to differences in scope (e.g., inclusion of imaging only vs. broader biomarker, genetic, and liquid biopsy testing). The figures from Grand View Research (more conservative, focused on core diagnostics) and Precedence Research (broader inclusion of advanced technologies) provide a balanced longer-horizon view. The original BioSpace-reported numbers (USD 4.5 billion in 2023 at 7.2% CAGR) align directionally with these updated outlooks but have been refreshed with more recent publisher data.

Contact Lens and Glaucoma Treatment Markets

The U.S. contact lenses market generated a revenue of USD 5,222.3 million in 2025 and is expected to reach USD 6,975.8 million by 2033, growing at a CAGR of 3.7% from 2026 to 2033, according to Grand View Research.

According to Precedence Research, the U.S. contact lenses market is estimated at USD 9.76 billion in 2025 and is projected to reach approximately USD 17.83 billion by 2034, growing at a CAGR of 6.21% from 2026 to 2035.

The contact lens market is expected to grow due to rising vision correction needs, increasing eye health awareness, advancements in materials and technology (such as silicone hydrogel and daily disposables), and growing demand for cosmetic and specialty lenses globally.

According to Future Market Insights, “The contact lens solution market is set to register USD 1.91 billion in 2025. The industry is expected to grow at 4.3% CAGR from 2025 to 2035 and reach USD 2.90 billion by 2035.”

According to the Centers for Disease Control and Prevention (“CDC”) and industry estimates, as of 2025, approximately 45 million people in the United States — roughly 16% of the adult population — wear contact lenses, with most preferring soft, disposable types, particularly daily disposables. Worldwide, the number of contact lens users continues to grow steadily, driven by increasing refractive errors and lifestyle factors. In Taiwan, the number of contact lens users is projected to reach approximately 945,000 people by 2025 (around 4% of the total population), with steady growth especially in daily disposable lenses and a strong consumer preference for hydrogel-based options.

The U.S. glaucoma treatment market was valued at approximately USD 2.19 billion in 2024 and is projected to reach around USD 2.78 billion by 2034, growing at a CAGR of 2.30% from 2025 to 2034, according to Precedence Research.

According to Precedence Research, “The global glaucoma treatment market was valued at USD 6.51 billion in 2024. It is projected to reach USD 8.66 billion by 2034... expanding at a CAGR of 2.86%.”

YD Bio’s management believes the glaucoma market will grow due to an aging population, rising prevalence of the disease, advancements in treatment options (including minimally invasive surgeries and novel therapeutics), and increased awareness of early detection and management.

Glaucoma prevalence update: according to the CDC and Prevent Blindness America, glaucoma affects approximately 80 million people worldwide, with projections indicating this number will increase to 111.8 million by 2040. In the United States, around 4.22 million people live with glaucoma, with a significant portion experiencing vision loss due to the disease. In Taiwan, there are currently 380,000 to 400,000 individuals under treatment for glaucoma, and the patient population is growing at a rate of about 8% annually.

Note on sources and variations: Market size estimates vary across research firms due to differences in scope (e.g., inclusion of cosmetic lenses, solution products, or broader vision care categories). Precedence Research and Grand View Research provide balanced, longer-horizon views that align directionally with the original Global Market Insights and earlier Precedence figures while offering extended forecasts to 2034/2035. Growth drivers remain consistent, with emphasis on technological advancements, aging populations, and rising awareness.

These projections assume continued regulatory support, technological progress in lens materials and glaucoma therapies, and sustained investment in eye health across key markets.

Dry Eye Market

According to Fortune Business Insights, the global dry eye syndrome market size was valued at USD 8.00 billion in 2025 and is projected to grow from USD 8.55 billion in 2026 to USD 15.09 billion by 2034, exhibiting a CAGR of 7.37% during the forecast period.

According to Fact.MR, the dry eye syndrome treatment market was worth USD 6.8 billion in 2025 and is predicted to grow to USD 12.2 billion by 2035, with a CAGR of 6.0%.

The U.S. dry eye syndrome treatment market size was estimated at USD 2.45 billion in 2024 and is projected to reach USD 2.59 billion in 2025, growing to USD 3.47 billion by 2030 at a CAGR of 6.0% from 2025 to 2030, according to Grand View Research.

YD Bio’s management believes the dry eye disease market will grow due to aging populations, increased screen time, rising awareness, improved diagnostic tools, and advancements in innovative treatments like artificial tears, drugs, and regenerative therapies.

According to a National Health and Wellness Survey, dry eye disease (“DED”) is a widespread ocular condition that affects an estimated 16.4 million adults in the United States (with some estimates of diagnosed and undiagnosed cases reaching 30–49 million). In Taiwan, data from the National Health Insurance system and recent studies indicate a high burden, with over 1.83 million patients seeking medical treatment for DED in earlier years and prevalence notably higher among those over 65 years (around 33.7%), highlighting its growing clinical and public health significance. The data from Taiwan’s National Health Insurance system indicates thatglobally, DED remains one of the most common eye disorders, with prevalence ranging from 5% to 50% and higher rates observed in Asian populations.

These projections assume continued regulatory support, technological advancements in diagnostics and therapeutics, and sustained investment in dry eye disease management and early intervention programs.

Note on sources and variations: Market size estimates vary across research firms due to differences in scope (e.g., treatment-only vs. broader syndrome market, inclusion of devices or pharmaceuticals). Fortune Business Insights provides a higher 2025 base and stronger growth to 2034, while Grand View Research and Fact.MR offer more conservative figures. The original Fortune Business Insights 2024–2032 numbers have been refreshed with the publisher’s more recent data for accuracy.

Noninvasive Cancer Detection with Circulating Cell-Free DNA (“cfDNA”) Methylation Technology

Our business focuses on developing highly sensitive and specific noninvasive blood tests for the detection of cancers, including pancreatic, breast, and various other types of cancers. We have licensed cfDNA methylation analysis technology from EG BioMed, a company registered in Taiwan and of which Dr. Shen currently owns a 45.34% equity stake. cfDNA are DNA fragments in the bloodstream, released by dying cells, which enables non-invasive diagnostics, including cancer detection, prenatal testing, and organ transplant monitoring through genetic and epigenetic analysis. This technology has the potential to develop derivative products for monitoring and detecting various types of cancer, including lung, colorectal, breast, liver, oral, prostate, thyroid, gastric, and pancreatic cancers. The early detection technology licensed from EG BioMed should have the advantages being non-invasive, user-friendly and accurate.

EG BioMed’s approach to biomarker discovery and validation combines high-throughput commercially available array technology, AI-powered bioinformatics and cross-cohort analysis. By leveraging these innovations, the company aims to strengthen its early pancreatic cancer detection capabilities.

Our EG BioMed license agreement for pancreatic cancer was entered into on June 25, 2024, and has an initial term of 10 years with an automatic extension period of 5 years, unless both parties agree not to extend. The agreement was amended on September 30, 2024 to increase the licensed period to 20 years from the date of the original agreement, which was automatically extended for an additional 5 years upon the completion of the Business Combination. Under the agreement, we have agreed to develop jointly, with EG BioMed, products using EG BioMed’s patent and technology in the United States. Under the agreement, we agreed to pay EG BioMed a one-time license fee of NTD 60,000,000 (US$1,848,000) and are required to notify EG BioMed in writing on a quarterly basis of our total sales revenue for sales of the products using EG BioMed’s licensed patent and technology and pay a 7% product royalty on our total sales revenue each quarter for the term of the agreement. Additionally, we are required to pay patent application fees (if any) and patent maintenance fees for the licensed patent and technology, and any patents derived from the licensed patent and technology, as well as expenses, costs, taxes and fees incurred during the term of the agreement.

From a small blood sample, we should be able to utilize the DNA methylation analysis technology to detect the methylation level of tumor suppressor genes in circulating tumor DNA (“ctDNA”) in the blood to assess the risk of cancer and facilitate early cancer detection, cancer progression monitoring and post-treatment evaluation. DNA methylation is an epigenetic modification where methyl groups attach to DNA, regulating gene expression without altering the sequence, playing key roles in development, disease and cellular function. This technology, which detects ctDNA released from tumors undergoing apoptosis (programmed cell death that occurs naturally to maintain healthy tissue, remove damaged cells, or during development, playing a critical role in growth, immune responses, and disease prevention) and necrosis (uncontrolled cell death caused by injury, infection or disease, leading to inflammation and tissue damage, often resulting in the release of harmful substances into surrounding areas), as well as circulating cell-free DNA partially released from the tumor environment — including surrounding stromal tissues (the supportive framework of organs, consisting of connective tissues, blood vessels and extracellular matrix, providing structural integrity and facilitating nutrient and waste exchange for functional cells, and immune blood cells near tumor sites) — undergoes gradual DNA methylation alterations both before and after tumor formation. ctDNA is tumor-derived DNA in the bloodstream, used in non-invasive diagnostics to detect, monitor and analyze cancers by identifying genetic mutations and epigenetic alterations.

We believe our technology is emerging as a powerful tool in real-time cancer detection, reflecting the presence and quantity of tumors in the body. cfDNA methylation analysis technology can precisely detect target genes, identify cancer at gene sites with methylation alterations and be used to assess the risk of different cancers. In connection with this process, we are able to utilize EG BioMed’s DNA methylation artificial intelligence (“AI”) cloud database as test results are connected with disease information and treatment plans, which may become a useful tool for the development of new drugs to accurately monitor cancer cell changes.

The use of cfDNA detection technology supports the principles of precision medicine, allowing for tailored treatment strategies based on individual patient needs. The following are applications of cfDNA detection at various stages of breast cancer treatment:

Early-Stage Breast Cancer

Pre- and Post-Surgery:	cfDNA analysis can help determine if residual tumors are present after surgery and whether patients require subsequent adjuvant therapy.

During Treatment:	Monitoring cfDNA levels enables clinicians to assess treatment effectiveness and decide if there’s a need for escalation or de-escalation of therapy.

Post-Treatment Follow-Up:	cfDNA can be used to track the risk of recurrence and confirm whether the patient has achieved remission.

Late-Stage Breast Cancer

During Treatment	Monitoring cfDNA can be used to evaluate treatment efficacy and monitor disease progression, helping to guide ongoing therapeutic decisions

The integration of cfDNA into clinical practice may be able to provide enhanced accuracy in assessment and decision-making, surpassing traditional genetic testing methods and leading to more personalized patient care.

On July 11, 2024, EG BioMed submitted a de novo application to the FDA for its breast cancer monitoring blood test. Following a meeting with the FDA, EG BioMed withdrew its FDA de novo application and is targeting a new pre-submission by the end of 2027.

Pancreatic Cancer Testing

In 2025, we obtained an exclusive license to utilize patents and technology from EG BioMed in the U.S. for core methylation detection of pancreatic cancer with what we believe will have a high degree of sensitivity, specificity and accuracy. High rates of sensitivity and specificity are essential in cancer detection to ensure early and precise detection of cancer. This allows timely intervention, improving treatment outcomes and survival rates while minimizing unnecessary procedures. Accuracy ensures confidence in the test’s reliability, ultimately optimizing patient care and resource allocation in healthcare systems.

Development of Our Pancreatic Cancer Technology

The pancreatic cancer study was solely designed and conducted by EG BioMed’s research and development team, with no involvement from YD Bio. The study began in 2023 and is currently ongoing. Methylation markers for Zinc Finger Protein 30 (ZFP30), an indicator for pancreatic cancer, were detected in cfDNA in 96% of plasma samples from pancreatic cancer patients, demonstrating a strong area under the curve (AUC) of 0.96. The assay achieved a sensitivity of 93.8% in stages I and II, 100% in stages III and IV, and a specificity of 97.3%. These findings are based on a total of 388 samples, including 50 pancreatic cancer patients and 338 healthy individuals. The EG BioMed Pancreatic Blood Test-E1 was independently developed by EG BioMed’s research team, leveraging proprietary cfDNA methylation biomarkers to detect pancreatic cancer at early stages.

The pancreatic cancer clinical trial was conducted under the approval of Taipei Medical University-Joint Institutional Review Board (TMU-JIRB, IRB ID No.: N202105091). This prospective study enrolled 100 pancreatic cancer patients and 500 healthy individuals to evaluate the OkaiDx Pancreatic Cancer Detection Blood Test using circulating methylated ZFP30 in plasma as a biomarker. The study design ensured a well-defined cohort of pancreatic cancer patients and healthy individuals, with recruitment carried out at Taipei Medical University Hospital, Wan Fang Hospital and Shuang Ho Hospital.

The primary endpoint of the study was to assess the clinical performance of the OkaiDx Pancreatic Cancer Detection Blood Test in detecting pancreatic cancer by evaluating its sensitivity, specificity and overall accuracy. The test’s performance was validated through receiver operating characteristic (ROC) curve analysis, confirming its ability to distinguish pancreatic cancer patients from healthy individuals with high diagnostic reliability. The study adhered to strict inclusion and exclusion criteria, enrolling only treatment-naïve pancreatic cancer patients and healthy individuals.

Throughout the study, no serious adverse events were reported, as the trial involved only non-invasive blood sample collection. Taipei Medical University and its affiliated hospitals served as clinical sites for patient recruitment and sample collection under IRB supervision, but EG BioMed solely designed, managed, and executed the study. While EG BioMed originated as a spin-off from Taipei Medical University, the company now operates independently, holding full ownership of its intellectual property, technology and clinical research initiatives.

The comprehensive statistical analysis using The Cancer Genome Atlas database was performed solely by EG BioMed’s bioinformatics team, utilizing advanced computational methods to validate the methylation biomarker ZFP30 for pancreatic cancer detection. This analysis confirmed the biomarker’s clinical relevance and diagnostic potential.

EG BioMed has not yet conducted clinical trials for pancreatic cancer detection in the U.S. However, the company has initiated U.S.-based sample collection through Bloodworks, which will support future clinical trials and regulatory submissions in the U.S. In addition, EG BioMed has sourced pancreatic cancer specimens from U.S. and Western cohorts through qualified commercial biorepositories, including BioIVT and other reference medicine suppliers. These specimens are obtained under appropriate ethical approvals and are accompanied by available clinical and demographic data, as provided by the respective suppliers.

EG BioMed

Independent U.S. Laboratory; FDA Regulatory Status

Our collaboration with EG BioMed has led to the establishment of an independent laboratory in the U.S. dedicated to pancreatic cancer early detection and monitoring technology that marks a significant expansion of our research and development capabilities. While EG BioMed’s cancer testing products have not yet received approval from the FDA or equivalent regulatory authorities in any jurisdiction, EG BioMed’s lab in the US has obtained a Washington State Medical Test Site (“MTS”) license, which is equivalent to Clinical Laboratory Improvement Amendments (“CLIA”) certification (CLIA#:50D2316600). An MTS license in health allows entities to provide medical testing services, ensuring compliance with regulations, accuracy in diagnostics, and patient safety for laboratories, telehealth, and diagnostic centers.

The Washington State MTS licensure program is exempt from CLIA and, as such, entities that obtain an MTS license do not need to apply separately to CMS to obtain a CLIA number. Instead, once an MTS application is received, the Washington State Department of Health enters the laboratory data into the federal CLIA database to obtain a CLIA number for the relevant facility. As such, when EG BioMed obtained its MTS license, it additionally obtained CLIA Certificate No. 50D2316600. The CLIA certificate held by EG BioMed’s facility indicates that the laboratory meets the regulatory requirements under CLIA to perform high complexity testing.

The College of American Pathologists (“CAP”) accreditation is the standard for clinical laboratories in the United States, recognized for ensuring the high levels of accuracy, reliability and quality in laboratory testing. For EG BioMed’s laboratory, CAP accreditation confirms that all procedures meet rigorous standards for clinical excellence, providing confidence to regulators, physicians and patients that test results are both precise and reproducible. This certification strengthens EG BioMed’s position as a trusted partner in oncology diagnostics and supports YD Bio’s commitment to global best practices.

We hope to work with providers around the world to identify new patients. We also aim to collaborate with clinics in the U.S., as well as hospitals, insurance companies and pharmaceutical companies to identify and follow up with patients as we begin to test and hopefully market and distribute our pancreatic tests and DNA methylation AI cloud services. On February 26, 2025, a pancreatic cancer blood test was added to the test menu of the MTS license held by EG BioMed. As such, using EG BioMed technology, we will be able to design, manufacture and use within the laboratory a pancreatic cancer detection test that can be marketed by EG BioMed’s Washington State laboratory as a HCP LDT. See the section below entitled “Regulations — U.S. Government Regulation and Product Approval — U.S. Regulation of Medical Devices” for more information regarding U.S. regulatory requirements for LDTs.

Pursuant to a March 2025 U.S. federal district court ruling, FDA clearance or approval is not required for LDTs performed at the request of a HCP. On March 31, 2026, the Company and EG BioMed launched the EG Telehealth Platform, an online portal integrated with an independent telehealth physician network. Although this platform allows patients to initiate testing online, all orders will still be reviewed and authorized by a licensed HCP prior to sample collection (i.e., such tests will not be DTC LDTs). Should YD Bio eventually receive FDA clearance or approval for our tests, we still do not intend to offer them as fully DTC products, but instead intend to offer them as products that require an order from a licensed HCP (i.e., again, such tests will not be DTC LDTs). It is possible — though unlikely, given that the government has not appealed the March 2025 ruling, and the deadline to do so has passed — that the FDA could determine that tests initiated by consumers are still subject to the Agency’s regulatory oversight, despite the involvement of a HCP and the March 2025 ruling. In this event, YD Bio may be required to obtain regulatory approval or clearance for its test products.

EG BioMed previously entered into a strategic partnership with a U.S.-based CRO, Arbelos Genomics Inc., in October 2024, to support the regulatory submission process to the FDA for clearance or approval of its pancreatic blood cancer test. If the FDA permits, following the March 2025 court ruling, EG BioMed intends to seek approval for a version of this test that does not strictly fall within the definition of an LDT, i.e., a version of the test that is not developed, validated, and performed within a single laboratory that is certified under the CLIA and meets the regulatory requirements under CLIA to perform high complexity testing. If this were to occur, EG BioMed would seek to obtain this approval either via the de novo classification process or via a PMA. Additionally, and if approval is obtained, YD Bio intends to market (1) the approved version of the pancreatic cancer diagnostic test and (2) the LDT version of the pancreatic cancer diagnostic test (in compliance with the requirements for the test to be deemed an LDT). This is because certain markets and entities may prefer to utilize the product as an FDA approved test, while others may prefer to utilize the product as an LDT.

An FDA-approved in vitro diagnostic (“IVD”) test can be adopted across all levels of clinical care — from national hospitals and affiliated medical centers to regional clinics — making it highly scalable and widely trusted. Achieving FDA approval involves rigorous clinical validation and comprehensive analytical studies to ensure performance, stability, reproducibility and clinical effectiveness.

FDA-approved tests are often preferred by large hospital networks, government healthcare systems (e.g., Medicare/Medicaid), insurance payers, international regulatory bodies and pharmaceutical partners — entities that prioritize regulatory certainty, legal defensibility and broad reimbursement eligibility.

That said, the pace of innovation in diagnostics is accelerating. LDTs play a vital role in bridging the gap between discovery and regulation. They offer flexibility for ongoing technical refinement and allow early market introduction. This real-world deployment helps identify unmet clinical needs and gather valuable data — laying the groundwork for a more robust, FDA-approved IVD in the future.

LDTs are typically favored by CLIA-certified labs, early adopting clinicians and niche research institutions who value agility, customization and early access to innovation, especially when FDA pathways are too slow or cost-prohibitive.

The selected CRO brings extensive expertise in IVD, with over 15 years of experience and a proven track record of successfully completing nearly 200 trials. The CRO will provide comprehensive project management and support, including regulatory affairs guidance, site selection and initiation, recruitment assistance, clinical monitoring, data management and other critical services.

The FDA classifies medical devices into Class I, Class II, and Class III based on risk. Class I devices, such as bandages and gloves, pose low risk and are subject to minimal regulatory controls, often exempt from premarket review. Class II devices, such as blood pressure monitors, present moderate risk and require general and special controls, including 510(k) premarket clearance to demonstrate substantial equivalence to existing devices. Class III devices, such as pacemakers, pose high risk, sustain or support life, and require an approval under a PMA, which requires the submission of clinical data to ensure safety and effectiveness. The classification ensures patient safety while enabling innovation. EG BioMed submitted an FDA de novo application FDA for its breast cancer blood tests as a Class II medical device.

EG BioMed is actively preparing its pancreatic cancer blood test for regulatory submission and is evaluating expedited pathways, such as the FDA’s Breakthrough Devices Program or Safer Technologies Program (“SteP”) for Medical Devices. The FDA’s Breakthrough Devices Program accelerates the development and review of innovative medical devices that provide more effective treatment or diagnosis for life-threatening or irreversibly debilitating conditions. It offers prioritized guidance, faster review timelines, and collaborative feedback, helping patients access cutting-edge technologies sooner while maintaining safety and efficacy standards. The SteP expedites the development and review of medical devices and combination products that significantly improve safety for non-life-threatening conditions. It provides prioritized guidance, efficient regulatory pathways and enhanced interaction with the FDA, promoting access to safer, innovative technologies while ensuring rigorous safety and effectiveness standards. Following its evaluation, the company intends to file a formal request for a pre-submission meeting with the FDA to obtain feedback on the proposed regulatory pathway and clinical trial design.

This partnership and the subsequent regulatory steps mark significant progress in EG BioMed’s mission to advance innovative early detection solutions for pancreatic cancer.

The FDA application was originally prepared by EG BioMed because EG BioMed collected, organized, and managed the clinical data that is included in the application. The collection, organization, and management of the clinical data was completed under the oversight of the Taiwan Institutional Review Board. As a result, EG BioMed, rather than YD Bio, is in the best position to submit the application because it directly manages the clinical data in accordance with regulatory requirements and can best ensure the accuracy of the application. For that reason, EG BioMed is continuing to pursue the application with FDA rather than YD Bio.

EG BioMed has engaged two FDA consultants, Research & Development LLC (“RDI”) and IVD Regulatory Advisors LLC (“IVDRA”), to provide comprehensive support to EG BioMed in preparing and submitting a submission to the FDA to request Breakthrough Device designation. The pre-submission meeting with the FDA is targeted by the end of 2027.

On January 06, 2026, the Company announced that it has entered a non-binding MOU to merge with EG BioMed.

Breast Cancer Testing

Breast cancer is the second leading cancer-related cause in women. According to SEER Cancer Statistics Review, nearly 20 – 30% of patients with early-stage disease develop metastases over the disease course. In clinical practice, detecting recurrence or metastasis in patients with stage II or III breast cancer through blood tests remains a significant challenge. This often necessitates advanced imaging procedures such as CT or MRI scans, or bone scans, which, while accurate, are not convenient for routine clinical needs due to their high cost, limited accessibility and often restricted insurance coverage. In countries like the U.S., where these procedures are expensive and insurance coverage is limited, they are typically reserved for patients presenting overt symptoms rather than being used as a regular monitoring tool.

Current blood tests for breast cancer monitoring lack sufficient sensitivity. According to previous literature, the CA-153 level has a sensitivity of only 60% – 70%. Even the simultaneous use of serum markers CA-153 and carcinoembryonic antigen (CEA) results in diagnosing metastasis in up to 60% – 80% of patients with breast cancer early, while according to our unpublished data, the simultaneous use of both CA-153 and CEA resulted in the early diagnosis of metastasis in less than 50% of patients with breast cancer. We aim to change this by utilizing the DNA methylation analysis technology for which we have an exclusive license from EG BioMed covering EG BioMed’s patent and know-how. The licensed patent has been successfully approved sequentially in Taiwan, Europe, Malaysia, China, Spain, Poland and the U.S. Additionally, the patent is currently under review and defense proceedings in Japan, Korea, Singapore and Australia. The license includes, for example, U.S. patent application No. 17/053,688, titled “Methods for Early Prediction, Treatment Response, Recurrence, and Prognosis Monitoring of Breast Cancer.” On November 6, 2024, the United States Patent and Trademark Office issued an allowance for certain claims under this application. YD Bio is obligated to pay a royalty of 20% of the revenue of the sales or services generated from this technology to EG BioMed on a quarterly basis.

As a result of the Business Combination, the Agreement between EG BioMed and Yong Ding became effective, granting the Company an exclusive sublicense to the licensed patents and know-how related to methylation analysis technology for breast cancer detection and applications. We believe this technology will allow us to develop, market and sell noninvasive tests to diagnose breast cancer with only 8 milliliters of blood for circulating with what we believe to be a high degree of sensitivity, specificity and accuracy.

Development of Our Breast Cancer Testing Technology

The clinical study titled “Development of cell-free methylated DNA markers for tracking treatment response and recurrence of breast cancer patients following treatment” was conducted as an investigator-initiated trial (IIT) at Taipei Medical University under the approval of the Institutional Review Board of Taiwan. The study began in 2016 and continued through 2023, enrolling breast cancer patients from Stage 0 to Stage IV at Taipei Medical University Hospital and Shuang Ho Hospital. The research was supported by grants obtained by Professor Ruo-Kai Lin’s team before EG BioMed was formally established in 2022. Upon its establishment, EG BioMed acquired the intellectual property and technology related to these detection platforms from Taipei Medical University but was not the original sponsor of the trials and was not involved in the execution of the trials. However, EG BioMed has integrated clinical findings into its regulatory and product development strategy.

The breast cancer detection study followed a prospective observational design with longitudinal sample collection at multiple time points, including before surgery, 24 hours after surgery, every three months for the first two years post-treatment, and every six months for the following three years. The study population included 166 participants in a pilot study and 325 participants in the full-scale validation study. Patient samples were collected at Taipei Medical University Hospital and Shuang Ho Hospital, where clinical biomarkers and imaging data, including MRI, CT, ultrasound, CA15-3, and CEA, were obtained. The study was planned to last between seven to ten years, with each participant followed for five years. In the test cohort of 166 breast cancer patients, detection of methylated GCM2 and TMEM240 achieved an accuracy of 97.0%, sensitivity of 81.8%, and specificity of 99.3%. In the validation cohort of 325 patients, the test demonstrated an accuracy of 95.4%, sensitivity of 89.2%, and specificity of 96.9%. The combined detection of these methylated genes significantly outperformed traditional biomarkers, including CA-153 and CEA. The study began in 2017 and is currently ongoing.

The primary endpoint of the study was to assess the ability of the OkaiDx Breast Cancer Monitoring Blood Test to track breast cancer recurrence and progression by detecting circulating methylated GCM2 and TMEM240 in patient plasma. The study aimed to determine the clinical accuracy, sensitivity, and specificity of these markers. Statistical analyses included qPCR cycle threshold (Ct) value calculations, receiver operating characteristic (ROC) curve analysis, area under the curve (AUC) measurements, and the Mann-Whitney U test for mean Cp value comparisons. The trials were statistically powered to evaluate diagnostic performance, with p-values and statistical significance levels documented in study reports.

The study applied strict participant enrollment criteria. Eligible participants were women aged 20 to 75 years diagnosed with breast cancer from Stage 0 to Stage IV. Exclusion criteria included patients under 20 or over 75 years old, patients with physical, sensory, or cognitive disabilities preventing participation, patients with recent intravenous infusions such as blood transfusions that could affect sample integrity, and individuals who failed to provide informed consent.

Since the study focused on non-invasive blood-based biomarker detection, there were no reported serious adverse events related to the sample collection process. Taipei Medical University played a research and clinical support role by providing infrastructure, patient recruitment, sample collection, and IRB oversight. While EG BioMed was established as a technology spin-off from Taipei Medical University, the company operates independently and owns the intellectual property and clinical data derived from these studies.

The comprehensive statistical analysis of biomarker signatures using The Cancer Genome Atlas database was conducted by Professor Ruo-Kai Lin and EG BioMed’s bioinformatics team. The analysis validated the methylation markers GCM2 and TMEM240 as predictors of breast cancer progression and hormone therapy response.

EG BioMed has partnered with Bloodworks to facilitate blood sample collection from healthy individuals in the U.S. Bloodworks will also support the Institutional Review Board (IRB) approval process for part of future U.S.-based clinical studies.

FDA Regulatory Status

In July 2024, EG BioMed submitted a de novo application to the FDA for its breast cancer monitoring blood test. On September 24, 2024, the company received a decision letter detailing several points that were required to be addressed within 180 days. Notably, FDA provided feedback requesting modifications to clinical trial and analytical study design.

The FDA recommended developing a longitudinal study, strengthening sample validation to ensure independent data sets for training and validation, and incorporating U.S. clinical samples that more accurately reflected U.S. demographics. The FDA noted that the study must also include at least 50 progression cases, with a minimum of 25 cases from Stage 2 and 25 from Stage 3, while explicitly excluding Stage 1 and Stage 4 patients from all assays to align with the intended use. To address additional feedback from the FDA, cybersecurity and software validation for the COBAS z480 analyzer must be obtained from Roche, and the Streck cfDNA BCTs 510(k) application must be updated to include precision and accuracy testing for its use in breast cancer blood monitoring.

Following a productive meeting with the FDA, EG BioMed withdrew its pending de novo application. EG BioMed intends to revise the study design, continue clinical sample collection and submit a comprehensive study plan for pre-submission review to the FDA by the end of 2027. Engaging in the pre-submission process with the Agency will help ensure that all experimental designs and preliminary data align with FDA requirements before the next de novo application submission. To assist with this process, EG BioMed has engaged RDI and IVDRA. Nonetheless, there is no assurance that the FDA will accept the additional information submitted by the Company — or it may request further additional information — in which case the breast cancer monitoring blood test would not be granted de novo status. In that case, a PMA may be required.

In the meantime, EG BioMed has established a dedicated testing laboratory in the United States. This independent laboratory, which was first opened in February 2025, is certified under CLIA and meets the regulatory requirements under CLIA and CAP to perform high complexity testing. As such, using EG BioMed technology, we hope to be able to design, manufacture and use within the laboratory, a breast cancer monitoring blood test that can be marketed by EG BioMed’s Washington State laboratory as a HCP LDT.

EG BioMed has additionally engaged IVDRA to assist with developing a submission strategy with the FDA, as well as drafting and reviewing all documents required by the FDA.

Timeline for Bringing Our Pancreatic and Breast Cancer Blood Test Services and Products to Market

While CLIA continues to serve as the primary regulatory framework for HCP-ordered LDTs within a single lab, tests marketed directly to consumers may be treated by the FDA as IVD medical devices subject to broader regulatory requirements, including pre-market review and quality system compliance. As such, we have established regulatory pathways and timelines to obtain FDA authorization prior to the full launch of any direct-to-consumer-initiated offering.

See below for the status of selected items on our path to bringing our pancreatic and breast cancer blood test services and products to market:

Taiwan

●	The trademark application for “OKAIDX” (Standard Character Mark) was filed with the Taiwan Intellectual Property Office (TIPO) on August 15, 2025, under Application Number 114058677. The application was submitted by Yong Ding and is currently pending examination Registration has not yet been granted. Following submission of the application, product naming has been updated for brand alignment. The product previously identified internally as EG-Breast Blood Test-P1 has been renamed to the OkaiDx Breast Cancer Monitoring Blood Test. The product previously identified as EG Pancreatic Blood Test-E1 has been renamed to the OkaiDx Pancreatic Cancer Detection Blood Test. Such updates reflect a change in product nomenclature only. There have been no changes to the assay methodology, intended use, analytical performance characteristics or laboratory procedures except as otherwise documented through formal change control processes.

●	Utilizing the U.S. CLIA/CAP laboratory as a centralized testing facility for Taiwan, the following products—OkaiDx Pancreatic Cancer Detection Blood Test, OkaiDx Colorectal Cancer Detection Blood Test, OkaiDx Breast Cancer Monitoring Blood Test, and OkaiDx Gastrointestinal Cancer Detection Blood Test—have successfully completed internal institutional review at Shuang Ho Hospital (TMU-SHH), Taipei Municipal Wanfang Hospital, and Taipei Medical University Hospital (TMUH) in Taiwan. Submission to the Taiwan Food and Drug Administration (TFDA) is currently being prepared to obtain regulatory authorization for these LDTs, as well as approval for the transfer of samples to EG BioMed US Inc.’s clinical laboratory in the United States.

USA

●	The trademark application for “OKAIDX” (Standard Character Mark) was filed with the United States Patent and Trademark Office (USPTO) on December 3, 2025, under Serial Number 99527002. The application was submitted by Yong Ding and is currently pending examination.Registration has not yet been granted. Following submission of application, product naming has been updated for brand alignment. The product previously identified internally as EG-Breast Blood Test-P1 has been renamed to the OkaiDx Breast Cancer Monitoring Blood Test. The product previously identified as EG Pancreatic Blood Test-E1 has been renamed to the OkaiDx Pancreatic Cancer Detection Blood Test. Such updates reflect a change in product nomenclature only. There have been no changes to the assay methodology, intended use, analytical performance characteristics or laboratory procedures except as otherwise documented through formal change control processes.

●	Applications for Medicare/Medicaid and CPT-code/Z-code reimbursement for cfDNA methylation testing services are scheduled for 2026, with required documentation preparation ongoing.

EG BioMed conducts comprehensive validation of the cfDNA methylation blood tests to ensure accuracy, specificity, sensitivity, and reproducibility in detecting methylation patterns. Validation of the cfDNA methylation blood tests confirms the reliability of such tests for clinical applications, including cancer diagnosis. To achieve this, EG BioMed conducts a series of analytical assessments, including:

1.	Precision: Ensuring that the test results are consistent and repeatable across multiple trials and conditions.

2.	Limit of Detection: Determining the smallest amount of cfDNA methylation that can be accurately detected by the test, which is vital for early diagnosis.

3.	Cross-reactivity: Verifying that the test specifically targets cfDNA methylation patterns without interference from other substances, thereby reducing false positives.

Validation of the cfDNA Methylation Assay for the pancreatic blood test was approved on February 26, 2025, and the validation of the cfDNA Methylation Assay for the breast blood test was approved in October 2025. Subsequently, additional U.S. clinical validation activities were conducted to support future submissions to the American Medical Association (AMA) and the Molecular Diagnostics Program (MolDX) for review. These organizations are responsible for generating the necessary codes for medical billing. The AMA and the MolDX generate Current Procedural Terminology (CPT) codes and Z-codes, which are used to describe medical services for billing and insurance purposes. Once the CPT and Z-codes are obtained, EG BioMed can apply for coverage with Medicare and other insurance providers. EG BioMed aims to complete the application process for insurance coverage by December 2026.

Following a periodic test menu and utilization review, EG BioMed US Inc. determined that the test volume and market demand for the Factor V Leiden (Molecular Pathology) Clinical Test were insufficient to justify continued offering of the assay. In consideration of resource allocation priorities and the ongoing requirement to maintain CLIA and CAP quality standards, the EG BioMed US Inc.’s CLIA- and CAP-accredited clinical laboratory has formally discontinued and removed the Factor V Leiden test from its active test menu. Such actions were implemented in accordance with the laboratory’s change control procedures. All related standard operating procedures (SOPs), test directories and internal documentation have been updated accordingly.

Our Eye Disease Treatment Business

The following are the eye disease treatment products that we currently have in development:

Item	Illustration	Supplier/Manufacture	R&D progress	Certified/ Authentication Code
3D LensMate Artificial Tears		3D Global		FDA OTC Monograph M018 Compliant 3D Global’s supplier holds a Taiwan drug manufacturing license and is Taiwan-certified as a GMP and GDP compliant facility

3D LensMate Eye Drops (Exosomes)		3D Global	Anticipate completion of U.S. Phase III clinical testing in 2030	N/A

LSC Eye Drug/Injection		3D Global	Anticipate completion of Phase III clinical testing in 2030	N/A

Hydrogel (Hioxifilcon A) Soft (Hydrophilic) Contact Lens		3D Global	Marketed under 510(k) K213119

1. 3D Global has ISO 13485.

2. 3D Global’s supplier has ISO 13485 and QMS certification, and its contact lens products have CE, Japan, China and Taiwan medical device certificates, and are qualified as OEMs.

3. The contact lens product additionally has 510(k) clearance under K213119.

3D LensMate Artificial Tears

Product Description: 3D LensMate Artificial Tears is a natural tear-mimicking lubricant that moisturizes the eyes and relieves dry eye symptoms.

Product Ingredients:

●	Active ingredients: 0.2% Hypromellose.

●	Inactive ingredients (excipients): Boric acid, poloxamer, sodium borate decahydrate, sodium chloride, water.

Mechanism of Action: 3D LensMate Artificial Tears is a liquid at room temperature. The product helps to maintain the stability of the tear film, slow down evaporation, and improve dry eyes.

Regulatory Status and Jurisdiction:

●	Classified as an over the counter (OTC) non-prescription drug.

3D LensMate Eye Drops (Exosomes)

Product Description: This ophthalmic solution is designed to alleviate symptoms of dry eye syndrome, including irritation, foreign body sensation and eye fatigue. It provides lubrication and hydration for ocular surfaces, helping to reduce discomfort caused by environmental factors such as pollution and dry climates.

Product Ingredients: In development.

Mechanism of Action: The eye drops mimic the function of natural tears, forming a protective layer on the ocular surface to maintain hydration and comfort. The inclusion of in-situ gel technology, composed of natural and synthetic polymers, enables sol-gel conversion upon biological stimulus, enhancing retention and bioavailability. The addition of exosomes is intended to improve the formulation’s effectiveness by enhancing cellular communication and ocular surface health.

Development Timeline:

●	In 2025, YD Bio Limited submitted Drug Master Files (“DMFs”) to the FDA for its limbal stem cell active pharmaceutical ingredient (API) and limbal stem cell–derived exosome API. A DMF submission provides the FDA with confidential information regarding the manufacturing processes, quality controls, and related technical data for a drug substance or component. A DMF does not constitute FDA approval of any product. Rather, it may be referenced by the FDA in connection with future IND, NDA or BLA submissions by authorized parties without requiring public disclosure of proprietary manufacturing information.

●	Phase I-III clinical trials have not yet begun. Phase I clinical trials are anticipated to be completed in 2027. Phase II clinical trials are anticipated to be completed in 2029. Phase III clinical trials are anticipated to be completed in 2032.

Regulatory Status and Jurisdiction:

●	Classified as an API.

●	The exosome-enhanced formulation is subject to drug regulatory pathways, with clinical trials required for approval. For LSC and the derived exosomes, it is necessary to complete the CMC documentation and the required safety and animal toxicology studies during the preclinical stage. These are essential for regulatory authorities such as the FDA or TFDA to evaluate whether a clinical trial application can be submitted. Currently, no exosome-based drugs have obtained market approval in any country, and the development of new exosome drugs must undergo full clinical trial validation before obtaining approval for commercialization.

LSC Eye Drug/Injection

Product Description: This injectable ophthalmic drug is being developed for the treatment of various retinal and macular disorders, including age-related macular degeneration (AMD), macular edema, choroidal and subretinal neovascularization, and neovascular glaucoma.

Product Ingredients: In development.

Mechanism of Action: Intraocular drug delivery via injection allows for direct introduction of therapeutic agents into the vitreous body, bypassing systemic circulation and targeting lesions more effectively. Exosome-based therapy can also provide additional potential benefits, including:

1.	Anti-inflammatory and Immunomodulation — Reduction of intraocular inflammation and enhancement of immune regulation to protect optic nerve function.

2.	Oxidative Stress Reduction — Antioxidant components in exosomes help mitigate oxidative damage to retinal cells.

3.	Intercellular Communication Enhancement — Restoration of normal optic nerve cell function through exosome-mediated signaling.

Development Timeline: Phase I-III clinical trials have not yet begun. Phase I clinical trials are anticipated to be completed in 2027. Phase II clinical trials are anticipated to be completed in 2029. Phase III clinical trials are anticipated to be completed in 2032.

Regulatory Status and Jurisdiction:

●	Classified as a pharmaceutical drug, subject to clinical trials and regulatory approvals. For LSC and the derived exosomes, it is necessary to complete the CMC documentation and the required safety and animal toxicology studies during the preclinical stage. These are essential for regulatory authorities such as the FDA or TFDA to evaluate whether a clinical trial application can be submitted. Currently, no exosome-based drugs have obtained market approval in any country, and the development of new exosome drugs must undergo full clinical trial validation before obtaining approval for commercialization.

Hydrogel (Hioxifilcon A) Soft (Hydrophilic) Contact Lens

Product Description: The Hydrogel (Hioxifilcon A) Soft (Hydrophilic) Contact Lens is available as spherical and aspherical lenses manufactured by cast-molding method. The material is a high water content (59% wt/wt) material. The hydrogel lens’ material is a random copolymer of 2-hydroxyethyl methacrylate (HEMA) and glycerol methacrylate (GMMA) cross-linked with ethylene glycol dimethacrylate (EGDMA) via UV photo polymerization.

Mechanism of Action: Hydrogel (Hioxifilcon A) Soft (Hydrophilic) Contact Lens is tinted with Reactive Blue 19 to enhance the visibility for handling and contains 2-3-(2H-Benzotriazol-2-yl)-4-hydroxyphenyl ethyl methacrylate as an additive for ultraviolet blocking purpose. The average transmittance in the UVB region is less than 5% and less than 50% in the UVA region.

Contact lenses parameters:

●	Chord Diameter: 13.00 mm to 15.00 mm

●	Center Thickness: 0.080 mm to 0.580 mm

●	Base Curve: 8.00 mm to 9.80 mm

●	Power Range — Sphere Power: −20.00 D to +20.00 D in 0.25 D steps — Cylinder Power (toric): −0.25 D to −2.25 D in 0.25 D steps — Cylinder Axis (toric): 10° to 180° in 10° steps — Multifocal Power: +0.25 to +4.00 in 0.25 D steps

Physical/optical properties of the lenses:

●	Refractive Index: 1.400±0.005

●	Visible Light Transmittance: >95%

●	Surface Character: Hydrophilic

●	Water Content: 59%±2%

●	Oxygen Permeability: 25x10−11 (cm2/s)(ml O2 /ml . mmHg)

●	Specific Gravity: 0.98 to 1.12

Key Features:

1.	High Water Content — Maintains hydration and alleviates dry eye symptoms.

2.	High Oxygen Permeability — Reduces corneal strain and enhances comfort.

3.	Optimized Lens Design — Enhances adhesion while minimizing friction with the cornea.

4.	Hydrating and Moisturizing Agents — Improves ocular surface hydration.

5.	UV Protection — Shields the cornea from harmful UVA and UVB radiation.

6.	Aspheric Design — Reduces aberrations for improved vision clarity.

Development Timeline: Obtained 510(k) K213119 on May 13, 2022.

Regulatory Status and Jurisdiction:

●	3D Global has ISO 13485.

●	3D Global’s supplier has ISO 13485 and QMS certification, and its contact lens products have CE, Japan, China and Taiwan medical device certificates, and are qualified as OEMs.

●	Hydrogel (Hioxifilcon A) Soft (Hydrophilic) Contact Lens has received CE, Japan, China, and Taiwan medical device certifications, as well as 510(k) clearance from the FDA.

●	Innova Vision obtained 510(k) clearance for the Hydrogel (Hioxifilcon A) Soft (Hydrophilic) Contact Lens under 510(k) K213119 on May 13, 2022. Under the 510(k) clearance, the contact lenses are indicated for the following uses:

●	Innova Vision Sphere and Asphere (Hioxifilcon A) Soft Contact lenses are indicated for the correction of ametropia (myopia and hyperopia) in aphakic and non-aphakic persons with non-diseased eyes in powers from -20.00 to +20.00 diopters. The lenses may be worn by people who exhibit astigmatism of 2.00 diopters or less that does not interfere with visual acuity.

●	Innova Vision Toric (Hioxifilcon A) Soft Contact lenses are indicated for the correction of ametropia (myopia or hyperopia with astigmatism) in aphakic and non-aphakic persons with non-diseased eyes in powers from -20.00 to +20.00 diopters and astigmatic corrections from -0.25 to -10.00 diopters.

●	Innova Vision Multifocal (Hioxifilcon A) Soft Contact lenses are indicated for the correction of refractive ametropia (myopia and hyperopia) and emmetropia with presbyopia in aphakic and non-aphakic persons with non-diseased eyes in powers from -20.00 to +20.00 diopters and with add powers from +0.25 to +4.00 diopters. The lenses may be worn by people who exhibit astigmatism of 2.00 diopters or less that does not interfere with visual acuity.

●	Multifocal Toric Innova Vision Multifocal Toric (Hioxifilcon A) Soft Contact lenses are indicated for the optic correction of distance and near vision in presbyopic phakic or aphakic persons with non-diseased eyes in powers of -20.00 to +20.00 diopters with add powers from +0.25 to +4.00 diopters and astigmatism corrections from -0.25 to -10.00 diopters.

510(k) K213119 further specifies as follows:

●	Eye Care Practitioners may prescribe the Innova Vision Hydrogel (Hioxifilcon A) Soft (Hydrophilic) Contact lenses for frequent/planned replacement wear, with cleaning, disinfection and scheduled replacement or for single-use disposable wear.

●	When prescribed for frequent/planned replacement, the Innova Vision Hydrogel (Hioxifilcon A) Soft (Hydrophilic) Contact Lens is to be cleaned, rinsed and disinfected each time the lens is removed. The contact lens is to be discarded after the recommended wearing period as prescribed by the Eye Care Professional.

●	When prescribed for frequent/planned replacement wear, the lenses may be disinfected using a chemical disinfection only.

●	When prescribed for single-use disposable wear, Innova Vision Hydrogel (Hioxifilcon A) Soft (Hydrophilic) Contact Lens is to be discarded after each removal.

Innova Vision supplies the contact lenses for the contact lens to 3D Global pursuant to an agreement between these entities, and YD Bio will market the contact lenses in the U.S. pursuant to a contract with 3D Global.

Other Ophthalmology-Related Projects

3D Global has obtained a commercial drug sales license in Taiwan, with the approval number: 6231119794, allowing immediate sales of drugs and raw materials. Regarding the product planning for ophthalmology-related indications (dry eye syndrome), 3D Global has two clinical projects currently in the execution stage:

●	Clinical academia-industry collaboration contract with the Ministry of Health and Welfare Shuang Ho Hospital. Project (Project No.: N202407076) titled: “Development of clinical application technology for exosomes — collection of corneal specimens.” started in August 2024. A total of 20 human corneal specimens were successfully collected and completed in 2025, achieving the original target. These specimens serve as a stable source for the development of limbal-derived exosomes.

●	a new clinical study protocol was submitted in 2026, entitled: “Clinical Exosome Application Platform Establishment: A Study on the Safety, Tolerability, and Preliminary Exploratory Efficacy of a Human Cornea-Derived EV Eye Drop Formulation for Dry Eye Syndrome.” This study has been formally accepted for review by the TMU Joint Institutional Review Board (TMU JIRB) on March 25, 2026, and is anticipated to be completed in Q1 2027.

●	A contact lens clinical project that has obtained the clinical project number from Taiwan Shuang Ho Hospital: TMU-JIRB Project Number: N202502025. The project is titled: “EXOLENS Daily Disposable Soft Contact Lenses” and aims to evaluate the efficacy and safety of relieving dry eye symptoms in myopic patients. After the project’s approval, it is expected to be executed over six months, with clinical data collected for future product marketing and promotion.

Important Regulatory Considerations:

The sale and purchase of the Company’s products and services are subject to extensive federal, state, local, and foreign laws. The Company is also subject to the rules and regulations of the FDA and various state and international agencies that control the export, import, distribution, and sale of medical device products and cancer early detection services. Such regulations may adversely affect demand for our products by imposing limitations that increase the costs or limit the availability of our products. The company acknowledges that the necessary regulatory approvals and certifications may not be obtained within the projected timelines or may not be granted at all. Regulatory requirements vary across jurisdictions, and additional studies may be required to secure approval. The company remains committed to meeting all applicable regulatory and compliance standards.

3D Global License Agreement

On June 19, 2024, we entered into an exclusive licensed patent and know-how agreement and a supplementary agreement dated on June 28, 2024 with 3D Global Biotech Inc. (“3D Global”), a company registered in Taiwan and listed in Taipei Stock Exchange, to acquire a global exclusive licensed patent and know-how. Dr. Shen, the Chief Executive Officer and Chairman of the Company, owns approximately 12.85% of common shares of 3D Global. The licensed patent involves the formula and technology of cell culture process, technology of cell bank construction, exosome purification, authentication technology, and exosome production which are derived from the methods of culturing human corneal limbus cells and the relevant know-how (the “3D Global Patent”).

Utilizing the technology we have licensed from 3D Global, we intend to develop several new advanced drugs and treatments for conditions such as dry eye disease, glaucoma, and corneal repair. For example, we have pioneered the application of corneal mesenchymal stem cells and their exosomes for treating eye diseases. Mesenchymal stem cells (“MSCs”) are multipotent cells that differentiate into bone, cartilage and fat. MSCs are found in bone marrow and other tissues, promote regeneration, reduce inflammation and support tissue repair. YD Bio plans to optimize the treatment market by distribution through pharmacies, optometrists and charity foundations.

The total consideration for the acquisition of the 3D Global patent is $5,000,000, inclusive of Value Added Tax (“VAT”), or $4,761,905 net of VAT. As of the date of this report, the Company has made an initial payment of $1,000,000, including VAT (or $952,381 net of VAT), to 3D Global. This payment covers the rights to the patent, proprietary formulation, and technological know-how, which are not restricted to specific research and development projects and possess alternative future applications.

The remaining balance will be payable to 3D Global upon the achievement of certain predefined milestones and conditions related to the advancement of this technology. These milestones will focus on further research and development to expand the application of corneal mesenchymal stem cell (LSC) exosomes across a range of novel ophthalmic therapeutics and medical products.

Examples of these potential products include:

●	LSC Exosome Eye Buffer: A specialized ophthalmic solution designed to maintain ocular surface hydration and support corneal healing.

●	LSC Exosome Eye Oil: A lipid-based formulation intended to enhance tear film stability and alleviate evaporative dry eye symptoms.

●	LSC Exosome Therapeutic Contact Lenses: Contact lenses embedded with exosomes to promote corneal repair and provide sustained relief for patients with severe dry eye syndrome.

●	LSC Exosome Eye Drops for Dry Eye: A regenerative eye drop formulation aimed at reducing inflammation, enhancing tear production, and improving ocular surface health.

The aggregate potential milestone payments to 3D Global total $4,000,000, contingent upon the successful progression and commercialization of these technologies. The Company is also obligated to pay a royalty of 10% of the sales of the products generated from 3D Global Patent to 3D Global on a quarterly basis, and patent application fees (if any), patent maintenance fees, and project development fees. As of the date of this report, there have been no patent application fees, patent maintenance fees or project development fees payable or reimbursable by the Company under the 3D Global license agreement.

The license will terminate 20 years after all the relevant products are launched, unless terminated by either party with thirty days’ written notice if there is a mutual recognition of significant delays or impossibility of completion, a material breach not corrected within thirty days, certain financial or organizational changes causing damage, delayed payments constituting a material breach, false reporting by the Company, or an unrectifiable material breach. Upon termination, any product manufactured before termination can be sold for two years, subject to payment of license fees and charges. The last-to-expire licensed patent is scheduled to expire on June 15, 2043.

The patented and proprietary technology for “Human Limbal Cell Culture Method” (Patent Application Publication No.: US 2019/0062704 A1), which we have licensed from 3D Global, includes cell culture process technology, cell bank construction technology, exosome purification and authentication technology, and exosome production technology. We may use the above technologies for product development, manufacturing, offering for sale, selling, using or importing products. We believe that our technology enables rapid cell culture without immune rejection and allows long-term cell preservation.

Our Clinical Testing Drug Supply Business

We are a supplier of drugs and medical materials for clinical trials in Taiwan. Since 2015, we have been appointed by leading pharmaceutical companies in Taiwan, including Novartis and Alcon, as a supplier of clinical testing drugs.

Novartis Taiwan Service Agreement

In 2023, we entered into a service agreement with Novartis Taiwan for the supply of clinical trial-related pharmaceutical products, medical devices, and laboratory equipment. We are responsible for ensuring that these deliverables meet the quality standards outlined in the agreement and are delivered by the specified deadlines. Additionally, we must comply with all relevant industry standards and regulations, including obtaining necessary licenses and approvals for the products and services provided. Novartis retains the right to review and approve our deliverables, and we must comply with Novartis’ third-party risk management framework and ethical guidelines. We also must maintain adequate insurance to cover any losses caused by us.

Both parties are required to adhere to confidentiality obligations to protect sensitive information exchanged during the term of the agreement. Furthermore, each party retains ownership of its own intellectual property rights, while granting the other party a non-exclusive, non-transferable, royalty-free license to use such rights solely for the purpose of fulfilling the agreement.

Pursuant to the agreement, Novartis engages us under a Statement of Work (SOW), exclusive of VAT, with VAT billed separately. As of the date of this report, the Company has recognized total revenue of $19,320 net of VAT in 2023, $116,426 net of VAT in 2024 and $189,253 net of VAT in 2025, from Novartis. These payments cover the cost of the contractual services delivered to Novartis to date. Novartis is not subject to minimum purchase obligations under the agreement.

The agreement terminates on December 31, 2028, unless terminated earlier by either party for cause or with forty-five days’ written notice to the other party.

Alcon Master Service Agreement

On January 1, 2024, we entered into a master service agreement with Alcon Services AG, Taiwan Branch, for the supply of medical products and related services. The agreement outlines terms for service delivery, payment, and compliance. We are required under the agreement to comply with regulatory and ethical standards, including Alcon’s data privacy, security, and anti-corruption policies.

We are also required to adhere to confidentiality obligations to protect sensitive information exchanged during the term of the agreement. Under the agreement, Alcon retains ownership of all deliverables and any newly created intellectual property, and we retain ownership of our pre-existing intellectual property. We grant Alcon a license to use any pre-existing intellectual property included in the deliverables for the purpose of fulfilling the agreement.

Pursuant to the agreement, Alcon engages us under a Statement of Work (SOW), exclusive of VAT, with VAT billed separately. As of the date of this report, the Company has recognized total revenue of $162,871 net of VAT in 2024 and $51,209 net of VAT in 2025, from Alcon under the agreement. These payments cover the cost of the contractual services delivered to Alcon to date under the agreement. Alcon is not subject to minimum purchase obligations under the agreement.

The agreement has a term of two years, unless terminated earlier by either party for cause or by Alcon with thirty days’ written notice to us. The agreement will terminate on December 31, 2026.

Advantages of Our Blood-based Cancer Detection Technology

Our licensed cancer blood test technology benefits from our access to EG BioMed’s plasma cfDNA methylation database which analyzes millions of methylation sites from cancer patients and healthy individuals across Eastern and Western populations. This large dataset improves the identification of critical epigenomic markers shared across diverse populations.

Detecting early-stage cancers is a challenge because cancer-derived ctDNA often constitutes less than 1% of the total cfDNA. Conventional next-generation sequencing (NGS) technologies fall short in such scenarios, as they indiscriminately sequence all cfDNA, consuming excessive time, resources, and blood samples on non-cancer-relevant data. Our licensed technology has redefined the paradigm by concentrating exclusively on the most critical epigenomic markers during development. This approach is intended to streamline the detection process, requiring only a small blood sample to accurately identify essential genetic variations. The intended result is a cancer detection solution that should be faster, more cost-effective and widely accessible to patients.

Our cancer blood test technology is intended to deliver the following advantages:

●	Minimal sample requirement: Just 1 mL of plasma

●	Convenience: Painless and simple blood collection

●	Speed: Rapid turnaround for test results

●	Affordability: Cost-effective, competitively priced testing

●	Accuracy: Precision in cancer detection

Intellectual Property Portfolio

Our commercial success depends in part upon our ability to obtain rights in patented and other proprietary and commercially important technologies, inventions, and trade secrets related to our business, and operate without infringing valid and enforceable intellectual property rights of others.

The patent positions for biotechnology companies like us are generally uncertain and can involve complex legal, scientific, and factual issues. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and after issuance, the patent may be invalidated entirely, or its scope can be reinterpreted pursuant to formal proceedings brought by a third party. As a result, we cannot guarantee that any of our product candidates will be protectable or remain protected by enforceable patents. We cannot predict whether the patent applications we are currently licensing will be issued as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that we license may be challenged, circumvented, or invalidated by third parties.

In addition to patent protection, we also rely on know-how and trade secrets for proprietary information that is not amenable to, or that is not appropriate for, patent protection, to develop and maintain our proprietary position. However, trade secrets can be difficult to protect. We take steps to protect our proprietary information, including restricting access to our premises and our confidential information, as well as entering into agreements with our employees, consultants, advisors, and potential collaborators. However, third parties may independently develop the same or similar proprietary information. As a result, we may be unable to meaningfully protect know-how, trade secrets, and other proprietary information that we own or license from third parties.

As of December 31, 2025, YD Bio does not own any patents; however, we license 2 issued patents in Taiwan from 3D Global, 1 issued patent for breast cancer from EG BioMed, including patents in the U.S., Taiwan, Japan, Malaysia, China, Austria, Belgium, Bulgaria, Denmark, Estonia, Finland, France, Germany, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovenia, Sweden, United Kingdom (UK), Spain and Poland, and 1 U.S. patent for pancreatic cancer.

The table below summarizes YD Bio’s portfolio of patents, all of which are licensed by YD Biopharma:

3D GLOBAL PATENTS

Invention Name	Application country	Application Date	Application No.	Certificate No.	Status	Expiration Date
Cell Culture	China	2020/09/15	CN202010966171.5		Pending	N/A
Auxiliary Agent and a Cell	Taiwan	2020/09/08	TW109130694	TWI758852B	Issued	September 8, 2040
Culture Medium Using the Same	U.S.	2021/08/27	US17458558	US20220073867A1	Pending	N/A

Mesenchymal Stem Cells Cultured	Taiwan	2021/07/07	TW110124906	TWI864306	Issued	July 7, 2041
Product and Method of Preparing the Same	China	2021/07/19	CN202110813653.1		Pending	N/A

EG BIOMED PATENTS

Breast cancer

Invention Name	Application Region	Application Date	Application Number	Issue Date	Certificate Number	Status	Expiration Date
Methods for	Taiwan	2019/05/08	108115948	2021/03/11	I721414	Issued	May 7, 2039
Early Prediction,	U.S.	2019/05/08	17/053,688	2025/01/21	12,203,140	Issued	May 7, 2039
Treatment	Korea	2019/05/08	10-2020-7035311			Under Examination	N/A
Response, Recurrence and	Japan	2019/05/08	2020-562713	Jan 2025	7649437	The notice of allowance has been issued	May 7, 2039
Prognosis Monitoring	Singapore	2019/05/08	11202011007U			Under Examination	N/A
of Breast Cancer	Malaysia	2019/05/08	PI2020005796	2024/08/16	MY-204233-A	Issued	May 7, 2039
	Europe	2019/05/08	19799344.7	2023/11/22	3790984	Issued and Registered in Austria, Belgium, Bulgaria, Denmark, Estonia, Finland, France, Germany, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovenia, Sweden, United Kingdom (UK), Spain, and Poland	May 7, 2039
	China	2019/05/08	201980031343.5	2024/09/06	ZL 2019 8 0031343.5	Issued	May 8, 2039
	China	2019/05/08	CN 112534069 B	2024/09/06	ZL 2019 8 0031343.5	Issued	May 8, 2039

Pancreatic cancer

Invention Name	Application Region	Application Date	Application Number	Issue Date	Certificate Number	Status	Expiration Date
METHODS FOR EARLY PREDICTION, TREATMENT RESPONSE,	U.S.	2024/02/16	18/444,053	Jan 2025		The notice of allowance has been issued	February 15, 2044
RECURRENCE AND PROGNOSIS	Patent Cooperation Treaty	2024/02/16	PCT/AU2024/050116			Under Examination	N/A
MONITORING OF PANCREATIC CANCER	Taiwan	2024/02/17	113105611			Under Examination	N/A

Major Customers

The Company’s customers primarily consist of corporate and retail customers in Taiwan. For the year ended December 31, 2025, the Company’s top three corporate customers, Novartis, Zuelling and Alcon, contributed approximately 53.7% of the Company’s total revenue.

For the year ended December 31, 2024, the Company’s top two corporate customers, Alcon and Novartis, contributed approximately 54.7% of the Company’s total revenue.

For the year ended December 31, 2023, the Company’s top two corporate customers, Alcon and Novartis, contributed approximately 71.0% of the Company’s total revenue.

Major Suppliers and Raw Materials

The Company does not currently rely on any single-source suppliers for its raw materials. The Company has not entered into long-term contracts with the top suppliers. Instead, the Company enters into ad hoc purchase orders with most of the suppliers. For the year ended December 31, 2025, the Company’s top supplier is 3D Global, which accounted for 83.7% of the Company’s purchases.

For the year ended December 31, 2024, the Company’s top supplier is Zeulling Pharma, which accounted for 37.5% of the Company’s purchases.

For the year ended December 31, 2023, the Company’s top three suppliers, Zuelling Pharma, Piggy Pharmacy and Chencheng Pei-hu Pharmacy (“Chencheng”), accounted for approximately 47.2% of the Company’s total purchases.

Competition

Competition for our cfDNA methylation blood tests

There are several companies, such as ArcherDx, Inc. (AnchorDx), Burning Rock Biotech Limited, Exact Sciences Corporation, Freenome Inc., Guardant Health, Inc., Laboratory for Advanced Medicine, Singlera Genomics, Inc., Thrive Earlier Detection Corp., and GRAIL, Inc., along with newer entrants like Breakthrough Genomics, that have announced their efforts to develop early cancer detection tests, including those utilizing cfDNA analyses. Many of these companies may possess significantly greater financial and operational resources than we do, such as larger research and development teams and established marketing and sales infrastructures. Additionally, some may operate in jurisdictions with lower regulatory requirements, allowing them to bring products to market more easily. For instance, we are aware that competitors have conducted large-scale clinical trials relating to colon cancer, such as Guardant Health (10,000 clinical trial participants), Exact Sciences (12,500 clinical trial participants), and Freenome (14,000 clinical trial participants). Likewise, Burning Rock Biotech has conducted a large-scale clinical trial in general cancer research with 14,000 clinical trial participants and AnchorDx has conducted a clinical trial with 10,500 clinical trial participants in pulmonary nodules. Other companies, including Roche Diagnostics, may also pursue or expand their efforts in cfDNA technology development. Furthermore, established diagnostic, medical technology, biotechnology, or pharmaceutical companies may choose to heavily invest in accelerating the development of similar tests, which could pose challenges to the competitiveness of our products. If any of these tests fail to meet expectations or cause harm to patients, it could undermine confidence in early cancer detection tests as a whole, potentially affecting trust in our products.

Competition for our Eye Disease Treatment Business

Our eye disease treatment business faces competition from a variety of organizations, including larger pharmaceutical companies such as Johnson & Johnson, Alcon, and Regeneron Pharmaceuticals; specialty biotechnology companies; academic research institutions; governmental agencies; and public and private entities currently developing exosome-based therapeutics for a range of indications. Many of our current or potential competitors, either alone or in collaboration with their partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, and marketing approved products.

Broadly, the development of exosome therapeutics can be categorized into two groups: (1) therapeutics utilizing unmodified, cell-derived exosomes and (2) therapeutics utilizing engineered or ex vivo modified exosomes.

Our contact lens products feature exosomes derived from limbal stem cells, which can protect the cornea from related diseases (such as conjunctivitis, scleritis, corneal ulcers, etc.). Limbal stem cells have two important functions: the regeneration and the maintenance of the corneal epithelium and barrier function, which is to prevent the migration of conjunctival epithelial cells on the surface of the cornea. We have also established a stable limbal stem cell bank to ensure consistent, high-quality exosome production. Exosomes secreted by different stem cell types carry unique properties inherent to their source cells. Specifically, exosomes from limbal stem cells possess characteristics that uniquely support corneal and ocular tissue repair. Unlike products developed using modified cells or ex vivo manipulation, our technology leverages naturally secreted cell products, ensuring that their bioactivity remains consistent with the inherent functionality of the original cells.

Unmodified Cell-Derived Exosomes

Unmodified cell-derived exosomes typically rely on the intrinsic therapeutic activity of exosomes collected from specific producer cell types, such as stem cells or precursor cells. These exosomes are commonly used in regenerative medicine, immunosuppression, and central nervous system modulation. The mechanism of action for these exosomes is not fully understood and may involve multiple cargo types, including miRNAs, mRNAs, and surface proteins. While there is potential competition from other unmodified cell-derived exosome products, we are focused specifically on limbal stem cell-derived exosomes, supported by our stable cell bank, which differentiates our products in both technology and application. Competitors in this category include Aegle Therapeutics Corp., ArunA Biomedical, Inc. (ArunA), Capricor Therapeutics, Inc., and ReNeuron Group plc. Additionally, several small-scale clinical studies led by academic investigators have been initiated for various indications such as cancer, immune diseases and stroke.

Modified or Engineered Exosomes

We recognize that some competitors in the market use engineered or ex vivo modified exosomes and aim to apply their candidates to a variety of therapeutic areas, some of which may directly compete with our products. However, we remain committed to using unmodified cell-derived exosomes sourced from limbal stem cells and supported by our stable cell bank, ensuring natural safety, efficacy, and reproducibility. This forms the cornerstone of our differentiation in the market.

Miscellaneous

Our competitors also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration, and acquiring complementary or essential technologies for our eye disease treatment business. Our commercial opportunities could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer side effects, are more convenient, or are less expensive than the products we develop. Furthermore, competitors may obtain FDA or other regulatory clearances or approvals for their products more quickly than we do, allowing them to establish a strong market presence before our market entry. The key competitive factors affecting the success of our eye disease products are likely to include efficacy, safety, convenience and reimbursement availability.

Properties

As of December 31, 2025, the Company does not own any real property. Any references to our lab or laboratory refer to EG BioMed US Inc.’s CLIA- and CAP-accredited clinical laboratory opened in February 2025 in Washington, United States, for which the Company pays a management fee.

The Company leases its executive office space at 12F., No. 3, Xingnan St., Nangang Dist., Taipei City 115001, Taiwan. The lease commenced on May 1, 2024, and will terminate on April 30, 2026. We pay monthly rent of NT$53,476 and bear the cost of the management fee, water and electricity. The leased office area is approximately 200 square meters. We expect our capital expenditures for 2026 to be in the range of $9 million to $10 million, primarily related to the acquisition of real estate and investments in production facilities at our head office.

On September 17, 2025, Yong Ding Biopharm Co., Ltd. entered into a pre-sale real estate contract for the purchase of office space and parking facilities located in Taipei City. The contract covers an office unit and four statutory parking spaces with a total contract price of US$8,890,625 (NT$284,500,000, converted at an exchange rate of approximately 32 NT$/US$). As of the date of this report, the office has not yet been delivered and is expected to be delivered by the end of June 2026. The office space and parking facilities measures approximately 561 square meters.

On December 16, 2025, the Company announced an expanded U.S. presence with planned facilities and a U.S. operations center in California intended to accelerate clinical development, regulatory engagement and commercial access for next-generation diagnostics and exosome-based therapeutics. The California operations center is in the site evaluation phase, and the specific host city has not yet been finalized.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings that arise in the ordinary course of business. Neither our company nor any of our subsidiaries currently is a party to any legal proceeding that, individually or in the aggregate, is material to our company as a whole.

C.	Organizational Structure

The following diagram reflects the Company’s structure as of the date of this Annual Report.

On October 23, 2025, YD PharmaWings Limited was formed as a wholly-owned subsidiary of YD Biopharma Limited to provide pharmaceutical product delivery services in the future.

Breeze was dissolved on December 15, 2025.

D.	Property, Plants and Equipment

See “Properties” above.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with the historical audited annual consolidated financial statements and the related notes included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled Item 3.D. “Risk Factors” of this Annual Report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

A.	Operating Results

Overview

We are a publicly listed biotechnology company focused on regulated diagnostics, life science clinical services, and healthcare product commercialization. Our operations include DNA methylation-based oncology testing programs in the United States conducted under a LDT framework in collaboration with CLIA-certified and CAP-accredited laboratory partners. In addition to our diagnostics activities, we provide regulated life science distribution and clinical trial supply chain services to pharmaceutical and biotechnology companies, including procurement, logistics coordination, and compliance-focused support for clinical development programs. We also maintain ocular health product commercialization operations in the United States and consumer healthcare distribution activities in Asia under applicable regulatory and market requirements. Through our combined diagnostics platform, clinical service infrastructure, and healthcare commercialization capabilities, we seek to develop a scalable operating model designed to support growth across multiple regulated healthcare segments.

Outlook

The Company’s strategic focus is to expand access to early-stage cancer detection through regulated diagnostic frameworks and physician-directed testing models in the United States. Earlier detection may allow healthcare providers to consider a broader range of clinical management approaches; however, patient outcomes depend on individual medical circumstances and treatment decisions. Building upon its diagnostics platform, clinical service infrastructure, and strategic partnerships, the Company intends in 2026 to advance selected assets from validation and platform development toward expanded clinical, regulatory, and commercial execution. These initiatives are expected to proceed on a phased basis and will be subject to regulatory requirements, capital availability, operational capacity, and market conditions. There can be no assurance that such initiatives will be completed within anticipated timelines or achieve expected results.

Accelerating Clinical Development Across Global Programs

Cell Therapy and Exosome Platform: Manufacturing and Regulatory De-risking Completed

YD Bio has achieved comprehensive Chemistry, Manufacturing, and Controls (CMC) development for its Limbal Stem Cell (LSC) platform and LSC-derived exosome products. This includes successful batch testing and qualification of primary LSC cell sources, establishment of scalable cell expansion and cryopreservation methods, and definition of cell specifications. Furthermore, robust exosome expansion, purification, and potency assay methods have been developed, alongside established exosome specifications. Relevant supporting Standard Operating Procedures (SOPs) are finalized, ensuring manufacturing readiness for Investigational New Drug (IND) applications.

The Company plans to continue strengthening its regulatory foundation. The Company has filed Drug Master Files (DMFs) with the U.S. Food and Drug Administration (FDA) for both Limbal Stem Cells and LSC-derived exosomes. Pending FDA approval, this establishes a reusable regulatory framework that significantly reduces program risk and is expected to streamline future IND filings, subject to ongoing regulatory feedback.

3D Global Biotech expects to advance two lead ophthalmology programs utilizing its LSC Exosome platform, each supported by targeted regulatory and clinical milestones, which the timing of these milestones remains uncertain and are subject to preclinical results, manufacturing readiness and regulatory feedback.

U.S. FDA Clinical Programs (Ophthalmology – LSC Exosomes)

●	Dry Eye Disease (DED) – LSC Exosome Eye Drops

○	Expected in 2026: Establishment of a clinical-grade LSC cell bank; and IND submission to the U.S. FDA.

○	Expected in 2027: Initiation of Phase I clinical trial.

●	Age-Related Macular Degeneration (AMD) – Intravitreal LSC Exosome Therapy

○	Expected in 2026: Completion of preliminary preclinical studies; Initiation and conclusion of efficacy and toxicity studies; and IND submission to the U.S. FDA.

○	Expected in 2027: Entry into first-in-human clinical trials.

Taiwan TFDA Clinical Programs (Exovisse Brand)

●	LSC Exosome Eye Drops (Temporary Relief of Dry Eye Symptoms)

○	Expected 2026: Initiation of subject enrollment following ongoing TMU IRB review.

○	Ongoing: TFDA application in progress.

○	Clinical Site: Ministry of Health and Welfare Shuang Ho Hospital.

○	Serving as a first-in-human validation to support the planned U.S. FDA IND program.

These targeted timelines reflect the Company’s plan to transition from platform validation to asset-level clinical execution, with multiple value inflection points anticipated over the next 24 months, subject to preclinical results, manufacturing readiness and regulatory feedback.

Strategic Expansion in Precision Oncology Diagnostics

Through its affiliate EG BioMed, YD Bio operates an online platform for CLIA- and CAP-certified laboratory services across 44 U.S. states and Washington, D.C. and Guam. This platform delivers Laboratory Developed Tests (LDTs) for early detection and monitoring of pancreatic, breast, colorectal, and general gastrointestinal cancers, generating recurring revenue and building critical real-world clinical and molecular datasets.

●	The Company plans to pursue additional registration and activation efforts for Maryland (MD), Pennsylvania (PA), Rhode Island (RI), and New Jersey (NJ) in 2026 but timing and success remain uncertain.

●	Flagship OkaiDx™ Pancreatic Cancer Early Detection Program is progressing through an FDA-aligned clinical validation pathway.

○	Expected 2026: Completion of patient enrollment, data cleaning, quality control, and preliminary statistical analysis; and the Company intends to submit a FDA Q-Submission to discuss potential Breakthrough Device eligibility; there can be no assurance of any determination.

The Company anticipates that this dual-track approach preserves near-term commercial activity under the LDT framework while pursuing regulatory expansion, subject to FDA approval, to broaden market access and valuation uplift.

●	Breast & GI Cancer Program Expansion: The Company plans to establish new clinical collaborations and prepare IRB submissions for next-phase expansion, targeting cohort expansion in 2027 for breast cancer monitoring and continued biomarker model refinement for GI/colorectal cancers, applications pending; timing and scope remain uncertain.

●	Asia Market Expansion: The Company expects to establish Asia as its first international growth region; timing and success remain uncertain. This includes centralized testing via its U.S. CLIA/CAP-certified laboratory for Taiwan and Hong Kong, and technology transfer, training, and RUO reagent support for six authorized clinical laboratories in China, ensuring compliance with local biospecimen regulations.

Strengthening Intellectual Property and Scientific Leadership

The Company has significantly strengthened its global intellectual property position, creating a high-barrier IP moat. Breast cancer patents have been issued in 28 countries, and pancreatic cancer IP has been issued in the United States, with additional regional issuances in Europe, Asia, and Australia expected in 2026, applications pending; timing and scope remain uncertain. Colorectal and gastrointestinal cancer portfolios are also advancing toward key regional approvals, supporting long-term licensing, strategic partnerships, and enterprise value growth.

The Company plans to further enhance its scientific visibility and academic leadership through presentations at AACR 2026 on breast, GI, and liver cancer data, alongside the publication of full manuscripts on pancreatic and colorectal cancer early detection and monitoring, the timing and scope of which are uncertain.

Strategic Acquisitions Driving Future Growth

The Company has advanced its strategic expansion in early 2026 through two transformative transactions: a non-binding Memorandum of Understanding (MOU) announced on January 6, 2026, to merge with EG BioMed, integrating DNA methylation–driven AI platforms for advanced cancer diagnostics, biomarker analytics, real-world clinical data generation, and AI-enabled drug discovery; and a binding Letter of Intent (LoI) executed on January 20, 2026 (announced January 29, 2026), to acquire Safe Save Medical Cell Sciences & Technology Co., Ltd. (SSMC), bringing proprietary Autologous Dendritic Cells/Tumor Antigens (ADCTA) technology, late-stage immunocell therapies (including Phase III applications in glioblastoma), and capabilities targeting various solid tumors (e.g., ovarian, breast, lung, colorectal, pancreatic) through personalized autologous immune-targeted approaches.

These parties involved in these two transactions—EG BioMed and SSMC—represent the Company’s primary targeted acquisitions for 2026 and form the foundation of an integrated, end-to-end biotechnology ecosystem spanning precision oncology: from early detection and stratification via AI-enhanced molecular diagnostics, to advanced cell therapies, treatment, and longitudinal monitoring.

These two are currently planned or under evaluation for 2026. These strategic initiatives are anticipated to accelerate internal clinical execution, shorten development timelines, and fortify global regulatory readiness—particularly for multinational clinical trials across key regions such as the United States and Asia—subject to customary closing conditions, regulatory approvals, negotiation and execution of definitive agreements, and other factors. However, the Company cannot be certain that the ongoing transactions will close as contemplated or that it will achieve the anticipated synergies, outcomes, or benefits.

The Company plans to pursue IND submissions and clinical initiations beginning in 2026, subject to successful completion of preclinical work, CMC readiness, regulatory feedback, and resource availability; projected timing remains subject to change based on these factors. The Company anticipates multiple near-term inflection points from regulatory filings, clinical initiations, and commercial expansion that together support accelerated value creation through 2027.

EG Telehealth Platform

On March 31, 2026, the Company and EG BioMed launched the EG Telehealth Platform, an online portal integrated with an independent telehealth physician network. This platform is intended to support diagnostic service delivery and future clinical program expansion. This model will aim to ensure that all orders are reviewed and authorized by a licensed HCP prior to sample collection (i.e., such tests will not be DTC LDTs). We will not distribute collection kits or report results directly to consumers without a valid physician order, and we do not intend to pursue a fully DTC pathway at this time, given the clinical complexity of cancer-related testing and current regulatory expectations.

Partnership with YC Biotech

Through the Partnership with YC Biotech, within the next twelve months, we intend to expand our clinical services capabilities through the development of a broader regulatory and clinical project support platform. This includes enhancing our ability to support Investigational New Drug (IND), New Drug Application (NDA), and Biologics License Application (BLA)–related activities in collaboration with our strategic partners. These activities are expected to be conducted on a project-by-project basis and will depend on market demand, regulatory requirements and operational execution.

Key Factors Affecting Our Performance

YD Bio believes that future success will be dependent on several key factors, including those discussed below. While these areas represent opportunities for us, they also represent challenges and risks that we must successfully address in order to continue the growth of our business and improve our results of operations.

Capabilities Across a Broad Spectrum of Solutions

YD Bio has an extensive suite of solutions ranging from ophthalmology cellular drug development to pancreatic and breast cancer blood tests to nutritional product sales. YD Bio faces competition from well financed biopharma companies and is working to distinguish itself through cutting edge advancements which distinguish its solutions from the competition.

Notable Strategic Partnerships, Offering Validation and Growth Potential

YD Bio is a clinical testing drug supplier for global pharmaceutical companies such as Novartis and Alcon, as well as having licensing partnerships with EG BioMed for pancreatic and breast cancer detection and with 3D Global to develop treatment for eye disorders. The length of the existing licensing partnerships and the establishment of new licensing partnerships will have a direct impact on YD Bio’s future revenues.

Proprietary Technology Supported by Licensing Agreements and IP Portfolio

Multi-decade, exclusive licensing agreements and owned, patented technology provides YD Bio with a significant competitive advantage.

Large and Underserved Markets for Each Solution Showcase Untapped Growth Potential

Projected multi-billion-dollar global market sizes over the next decade predict significant growth potential for YD Bio’s solutions. Entering large and underserved markets requires significant increases in production capacity, business development expenses, IT expenses, marketing expenses, labor costs related to employee headcount, and back-office support.

Strong Leadership Team with Deep Expertise in Biotech and Finance

YD Bio has a founder-led management team with experience in new drug development, medical-grade health product development, pharmacy channel development, and financial management and accounting. Expansion of YD Bio will lead to increased costs from hiring skilled labor with the level of expertise required to execute YD Bio’s expansion plans. The labor pool for expertise of the caliber required to execute YD Bio’s business plan is limited and will likely require significant expenditures related to salary and wages to attract qualified talent to the business.

Production Capacity

YD Bio may be required to make significant capital expenditures to execute its business plan. These capital expenditures would be invested in facilities, production equipment and other expenses to support increases in production. To the extent YD Bio outsources production, its cost of revenue may be higher versus in-house production but may be offset in whole or in part because capital expenditures will be reduced.

Customer Demand

Favorable industry dynamics for early detection testing in pancreatic and breast cancer present YD Bio with numerous growth opportunities. According to Precedence Research, the global breast cancer diagnostics market size was estimated at USD 20.14 billion in 2025 and is projected to reach over USD 40.71 billion by 2034, growing at a CAGR of 8.13% from 2025 to 2034. Other estimates, such as from Grand View Research, place the market at approximately USD 5.86 billion in 2025, projected to reach USD 11.36 billion by 2033 at a CAGR of 8.8% from 2026 to 2033. YD Bio’s licensors are uniquely positioned to address this growing demand given their modular and portable production design and anticipated high return on invested capital.

For pancreatic cancer diagnostics, the global market was estimated at USD 2.87 billion in 2024 according to TechSci Research, and is projected to reach USD 4.32 billion by 2030, growing at a CAGR of approximately 7.05% from 2024 to 2030.

According to Precedence Research, the global glaucoma treatment market was valued at USD 6.51 billion in 2024 and is projected to reach USD 8.66 billion by 2034, growing at a CAGR of 2.86% from 2025 to 2034.

According to Fortune Business Insights, the global dry eye syndrome market (including products) was valued at approximately USD 8.00 billion in 2025 and is projected to grow from USD 8.55 billion in 2026 to USD 15.09 billion by 2034, at a CAGR of 7.37% during the forecast period. Fact.MR extends this further, projecting the dry eye syndrome treatment market to reach USD 12.2 billion by 2035 at a CAGR of 6.0% from 2025 levels.

These markets underscore strong demand for innovative, efficient diagnostics and treatments, particularly in early detection and management of chronic eye conditions. YD Bio’s technologies align well with these expanding opportunities.

Commitment to Research and Expenses

According to the agreement entered into with 3D Global in respect of its patent in June 2024, YD Bio is obligated to pay up to $4 million when certain conditions and milestones are satisfied and completed by 3D Global. YD Bio had paid $480,000 to 3D Global for the first stage of development of the 3D Global Patent on development of corneal limbal stem cells (“LSC”) during the year 2024. YD Bio has paid a total of $1,550,000 to 3D Global for the first through third stage of Development of LSC Cell Source and the second stage of Establishment of LSC Master Cell Banks for the year ended December 31, 2025.

Costs of Revenue

Our profitability may be affected by our ability to effectively manage our costs of revenues. Our costs of revenues could be impacted by fluctuations in the price of product costs. If material prices increase, we will have to offset these higher costs either through price increases to our customers or through productivity improvements. Although we are not currently relying on any single-source suppliers for our materials, our ability to control our materials costs is also dependent on our ability to negotiate with our suppliers for a better price and our ability to source products from reliable suppliers in a cost-efficient manner. In addition, we expect that an increase in our sales volume will enable us to lower our costs of revenue through economies of scale and that we will see a reduction in the cost of critical components through enhanced and improved production processes from our suppliers. Our royalty costs will also increase the costs of revenue alongside the increased revenue generated from the sales of licensed products and rendering of licensed services in future.

Regulatory Landscape

The sale and purchase of YD Bio’s products and services are subject to extensive federal, state, local, and foreign government laws. YD Bio is also subject to the rules and regulations of the U.S. Federal Drug Administration and various state and international agencies that control the export, import, distribution, and sale of medical device products and cancer early detection services. Such regulations may adversely affect demand for our products by imposing limitations that increase the costs or limit the availability of our products. To date we have not concluded any clinical trials, nor have we had any product candidate approved for commercial sale. It is possible that we may not be able to commercialize a marketable product candidate.

Results of Operations

For the year ended December 31, 2025, change in fair value of warrant liabilities increased by $3.2 million from nil for the year ended December 31, 2024 to $3.2 million, general and administrative expenses increased by $2.5 million from $1.1 million for the year ended December 31, 2024 to $3.6 million, and research and development expenses increased by $1.1 million from $0.5 million for the year ended December 31, 2024 to $1.6 million. For the year ended December 31, 2024, general and administrative expenses increased by $0.9 million from $0.2 million for the year ended December 31, 2023 to $1.1 million, and research and development expenses increased by $0.5 million from nil for the year ended December 31, 2023 to $0.5 million.

The increase from year to year in general and administrative expenses and research and development expense mainly resulted from professional and consultancy service fees related to the Company’s expansion and restructuring, staffing costs to expand our business and expenses related to two licensed patents.

Years Ended December 31, 2025, 2024 and 2023

The following table presents the summarized financial information taken from our consolidated statements of operations for the year ended December 31, 2025, compared with the years ended December 31, 2024 and 2023 (amounts in thousands):

	For the years ended December 31,
	2025	2024	2023
Net revenue	$597	$510	$350
Cost of revenue	(429)	(355)	(197)
Gross profit	168	155	153
General and administrative expenses	3,663	1,125	153
Selling and marketing expenses	171	2	7
Research and development expenses	1,602	491	-
Impairment of expected credit loss	3	(1)	3
Total operating expenses	5,439	1,617	163
Loss from operations	(5,271)	(1,462)	(10)
Other income, net	47	64	30
Interest income	80	12	-
Interest expenses	-	(1)	(2)
Change in fair value of warrant liabilities	(3,168)	-	-
Total other income (expense), net	(3,041)	75	28
(Loss) income before income tax	(8,312)	(1,387)	18
Income taxes	2	(25)	(4)
Net (loss) income	$(8,310)	$(1,412)	$14

Net Revenue

Revenue for the year ended December 31, 2025 consisted of the following:

	Corporate Customers	Retail Customers	Total
Medical and related products	$280,719	$55	$280,774
Drugs	209,025	14,400	223,425
Beauty products	49,841	70	49,911
Contact lenses	35,000	-	35,000
Nutritional products	5,000	234	5,234
Supplements	2,405	68	2,473
Total	$581,990	$14,827	$596,817

Top five individual products by revenue for the year ended December 31, 2025 are as follows:

Keytruda Injection (Drugs)	$133,138
HQ Revitalizing and Renewing Tencel Mask（Beauty Products）	36,749
Exolens Hioxifilcon (Contact lenses)	35,000
Mounjaro Pen (Drugs)	22,025
12-Lead Electrocardiograph (Medical and related products)	20,416
Subtotal	$247,328

Revenue for the year ended December 31, 2024 consists of the following:

	Corporate Customers	Retail Customers	Total
Drugs	$143,633	$—	$143,633
Medical and related products	292,609	249	292,858
Nutritional products	41,458	314	41,772
Supplements	24,057	8,040	32,097
Total	$501,757	$8,603	$510,360

Top five individual products by revenue for the year ended December 31, 2024:

PVA Eye Cleansing Wipes (Medical and related products)	$97,512
Keytruda injection (Drugs)	84,540
Immune Defense Proteins (Nutritional products)	33,613
Fluorescence Cell Counter and Viability Analyzer (Medical and related products)	23,177
Faslodex solution for injection (Drugs)	21,127
Subtotal	$259,969

Revenue for the year ended December 31, 2023 consists of the following:

	Corporate Customers	Retail Customers	Total
Drugs	$141,947	$-	$141,947
Medical and related products	146,593	257	146,850
Nutritional products	5,934	3,606	9,540
Supplements	32,341	19,453	51,794
Total	$326,815	$23,316	$350,131

Top five individual products by revenue for the year ended December 31, 2023:

PVA Eye Cleansing Wipes (Medical and related products)	$75,444
Navelbine Soft Capsules (Drugs)	63,292
Goserelin Acetate (Drugs)	22,239
Undenatured Type II Collagen (Supplements)	18,551
Calcium + Vitamin D3 (Supplements)	16,949
Subtotal	$196,475

Net revenue increased by $ 86,457 or 17% to $596,817 for the year ended December 31, 2025, compared to $510,360 for the year ended December 31, 2024. The top 5 individual products by revenue accounted for 41% of the total revenue during the period. The increase in revenue was primarily due to higher sales volumes and a shift in product mix toward lower-priced products, as reflected in the decrease in average selling price. Pharmaceutical sales, particularly Keytruda which increased by approximately $48,598 driven by higher purchase volumes from key customers, along with new product launches, were the primary growth drivers. This growth was partially offset by decreased medical product sales, primarily due to the discontinuation of certain products and reduced orders for PVA eye cleansing tablets as a key customer adjusted its procurement strategy based on end-market feedback. Overall, the revenue change reflects a structural shift from higher-priced medical products toward pharmaceuticals and other lower-priced offerings.

Net revenue increased by $160,229 or 46% to $510,360 for the year ended December 31, 2024, compared to $350,131 for the year ended December 31, 2023. The revenue for the year arises from the sales of drugs, medical and related products, nutritional and supplements products in Taiwan. The top 5 individual products by revenue accounted for 51% of the total revenue during the year. The increase in revenue was primarily due to the increase in sales demand of the medical and related products and drugs to corporate customers during the year resulting from increasing public health awareness, e.g. PVA eye cleansing wipes which contributed $97,512 (19%) of the total revenue for the year. As such, YD Bio expects the demand for medical and related products will continue to grow in the future.

Cost of Revenue

Cost of revenue increased by $74,403 or 21% to $429,407 for the year ended December 31, 2025, compared to $ 355,004 for the year ended December 31, 2024. The cost of revenue consists primarily of purchase costs of products for resales. The increase in cost of revenue was primarily due to the increase in revenue of 17%. The increase in cost of revenue was higher than the increase of net revenue, which was primarily due to the change of sales mix to the products sold with a lower margin during the year. Specifically, the sales mix shifted from higher-margin medical products to drugs and medical peripherals with relatively lower margins, resulting in a decrease in overall gross margin. This impact was partially offset by lower procurement costs for certain products.

Cost of revenue increased by $158,318 or 80% to $355,004 for the year ended December 31, 2024, compared to $196,686 for the year ended December 31, 2023. Our cost of revenue consists primarily of purchase costs of products for resales, and the material costs and subcontracting costs of manufactured nutritional products. The increase in cost of revenue was higher than the increase in net revenue, which was primarily due to the change of sales mix to the products sold with a lower margin during the year.

Gross Profit

Gross Profit increased by $12,054 or 8% to $167,410 for the year ended December 31, 2025, compared to $155,356 for the year ended December 31, 2024. Gross Profit increased by $ 1,911 or 1% to $ 155,356 for the year ended December 31, 2024, compared to $153,445 for the year ended December 31, 2023. The year-over-year changes were primarily due to higher sales volumes and a shift in product mix toward lower-priced products.

Operating Expenses

For the year ended December 31, 2025, our total operating expenses were approximately $5.4 million, reflecting an increase of $3.8 million compared to $1.6 million for the year ended December 31, 2024. The increase was mainly caused by the increase of professional and consultancy service fees related to the Company’s expansion and restructuring costs of $1.1 million, the increase in research and development expenses by $1.1 million related to two licensed patents and know-how, and by the $1.3 million increase in staff costs from the expansion of our business.

For the year ended December 31, 2024, our total operating expenses were $1.6 million, reflecting an increase by $1.5 million compared from $163,292 for the year ended December 31, 2023. The increase was caused by the increase of professional and consultancy services fees related to the Company expansion and restructuring of $0.6 million, the increase in research and development expenses of $0.5 million, and by the $0.1 million increase in staffing costs.

Interest and Other Income, Net

For the year ended December 31, 2025, other income, net decreased by $17,612 or 27% to $46,803 compared to the year ended December 31, 2024, due primarily to the increase in foreign exchange losses of $36,219.

For the year ended December 31, 2025, interest income increased by $68,354 or 579% to $80,162 compared to $11,808 for the year ended December 31, 2024.

For the year ended December 31, 2024, other income, net increased by approximately $35,064 or 119% to $64,415 compared to the year ended December 31, 2023, due primarily to an increase in foreign exchange gain and income from leasing medical equipment. On the other hand, YD Biopharma ceased one of the subleasing arrangements to a drug store in June 2023, and the income generated from the operating lease arrangements for the year ended December 31, 2024 decreased as a result.

Net (Loss) Income

For the year ended December 31, 2025, the net loss was $8.3 million compared to $1.4 million for the year ended December 31, 2024. The increase in net loss was mainly caused by the increase of change in fair value of warrant liabilities by $3.2 million, professional and consultancy service fees related to the Company expansion and restructuring by $1.1 million, research and development expenses by $1.1 million related to two licensed patents and know-how, and by the $1.3 million increase in staff costs from the expansion of our business.

For the year ended December 31, 2024, we had a net loss of $1,411,559 compared to net income of $13,560 for the year ended December 31, 2023. The net loss was caused by the increase in professional and consultancy services fees related to the Company expansion and restructuring of $0.6 million, increase in research and development expenses of $0.5 million, and a $0.1 million increase in staffing costs.

B.	Liquidity and Capital Resources

YD Bio has operated primarily as a development stage Company since its formation. YD Bio’s net loss increased by $6.9 million or 493% to $8.3 million for the year ended December 31, 2025, compared to $1.4 million for the year ended December 31, 2024, and accumulated deficit of $10.3 million as of December 31, 2025.

YD Bio’s net loss decrease by $1.4 million or 10510% to $1.4 million for the year ended December 31, 2024, compared to net income of $13,560 for the year ended December 31, 2023, and an accumulated deficit of $1,927,043 as of December 31, 2024.

YD Bio has historically funded operations through private equity offerings, related party debt and financial institution debt.

On August 28, 2025, the Company completed its business combination with Breeze pursuant to the Merger Agreement and Plan of Reorganization, dated September 24, 2024. Concurrently with the closing, YD Bio closed a private investment in public equity (“PIPE”) financing, securing $13.2 million in gross proceeds to support YD Bio’s liquidity and capital resources.

The Company also plans to seek additional equity or debt financings to meet projected working capital, operating, and capital expenditures.

We believe that these financing activities will allow YD Bio to meet both its operating and debt obligations in 2026. During 2026, the Company expects to require approximately $2.4 million to $2.7 million to support its operations on a consolidated basis, including its Taiwan operating subsidiary, U.S. subsidiary, and group-level management expenses. We expect our capital expenditures for 2026 to be in the range of $9 million to $10 million, primarily related to the acquisition of real estate and investments in production facilities. However, our liquidity assumptions may prove to be incorrect, and we could utilize our available financial resources sooner than we currently expect. We also recognize that there can be no assurance that our forecasted plan will be met. Our future capital requirements and the adequacy of available funds will depend on many factors. These conditions and Company’s recurring losses from operations raise substantial doubt about the Company’s ability to continue as a going concern for at least twelve months from the date of this report.

We may need to raise additional funds to finance our operations through further equity or equity-linked offerings or debt financing arrangements. If we raise additional funds by issuing equity or equity-linked securities, the ownership of our existing stockholders will be diluted. If we raise additional financing by the incurrence of indebtedness, we will be subject to increased fixed payment obligations and could also be subject to restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. YD Bio recognizes that there is no assurance that any such additional financing will be obtained or that the terms of such arrangements will be reasonable. If we are unable to obtain additional funds, we would also take other measures to reduce expenses to offset any shortfall.

Cash and Cash Equivalents

Cash and cash equivalents included cash on hand placed with banks or other financial institutions, which are unrestricted as to withdrawal and use and with an original maturity of three months or less. As of December 31, 2025, YD Bio’s cash was $6.0 million compared to $3.1 million as of December 31, 2024. This increase was primarily due to an equity raise of $13.9 million, offset by deferred offering cost of approximately $3.2 million, professional and consultancy services fees related to the Company expansion and restructuring of $1.5 million, research and development expenses of $1.1 million, payment for purchase of medical products and contact lenses of $ 1.9 million and prepayment for the purchase of office space and parking facilities of $1.5 million.

As of December 31, 2024, YD Bio’s cash was approximately $3.1 million compared to $87,098 as of December 31, 2023. This increase was primarily due to an equity raise of approximately $8.0 million for the year, offset by an acquisition of intangible assets of approximately $2.8 million and deferred offering cost of approximately $0.6 million.

Cash Flows

The following table summarizes YD Bio’s cash flows for the period indicated (in thousands):

	Years ended December 31,
	2025	2024	2023
Net cash used in operating activities	$(6,597)	$(1,223)	$(56)
Net cash used in investing activities	(1,440)	(2,901)	(0.3)
Net cash provided by financing activities	10,869	7,114	114

Cash Flows Used in Operating Activities

Net cash used in operating activities for the year ended December 31, 2025, was $6.6 million, primarily related to YD Bio’s net loss for the period of $5.1 million (excluding non-cash fair value changes of warrant liabilities) and an increase in inventories of $1.8 million.

Net cash used in operating activities for the year ended December 31, 2024, was $1.2 million, primarily related to YD Bio’s net loss for the year of $1.4 million and offset by an increase in accrued expenses and other liabilities of $175,658.

Net cash used in operating activities for the year ended December 31, 2023, was $55,657, primarily related to an increase in accounts receivable and inventories of $63,858 and $30,570, respectively, offset by a reduction in operating lease liabilities of $47,082.

Cash Flows Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2025, was $1.4 million, primarily related to prepayment for the purchase of office space and parking facilities of $1,431,658.

Net cash used in investing activities for the year ended December 31, 2024, was approximately $2.9 million, driven by the acquisition of patent-related intangible assets of $2.8 million, and property, plant and equipment.

Net cash used in investing activities during the year ended December 31, 2023, was $290, also driven by the acquisition of property, plant and equipment.

Cash Flows Provided by Financing Activities

Net cash used in financing activities for the year ended December 31, 2025, was approximately $10.9 million, primarily related to an equity raise of $13.9 million, offset by deferred offering costs of $3.2 million.

Net cash provided by financing activities for the year ended December 31, 2024, was approximately $7.1 million, consisting primarily of net proceeds from issuance of common shares by YD Biopharma of $7.8 million, offset by the payment of offering cost related to business combination of $0.6 million.

Net cash provided by financing activities during the year ended December 31, 2023, was $113,887, consisting primarily of proceeds from a shareholder and an affiliate of $146,496, net of a $32,609 repayment of a long-term bank loan.

Commitments and Contingencies

YD Bio’s commitments include our operating lease liabilities. Other commitments primarily consist of debt obligations, including long-term bank loan, amount due to a shareholder and affiliate.

The following table summarizes our contractual obligations and other commitments for cash expenditures as of December 31, 2025, and the years in which these obligations are due as follows (in thousands):

	Payments Due In
	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	Thereafter	Total
Operating lease liabilities	$5	$0	$—	$—	$—	$—	$5

Pursuant to the agreement entered into with 3D Global in June 2024 relating to the 3D Global Patent, YD Bio is obligated to pay up to $2,450,000 when certain conditions and milestones are satisfied and completed by 3D Global. The Company has paid a total of $1,550,000 to 3D Global for the first through third stage of Development of LSC Cell Source and the second stage of Establishment of LSC Master Cell Banks up to December 31, 2025.

On September 17, 2025, Yong Ding Biopharm Co., Ltd (Subsidiary of YD Bio) entered into a pre-sale real estate contract for the purchase of office space and parking facilities located in Taipei City. The contract covers an office unit and four statutory parking spaces with a total contract price of US$8,890,625 (NT$284,500,000, converted at an exchange rate of approximately 32 NT$/US$).

As of December 31, 2025, the remaining balance of $7,467,812 (NT$ 238,970,000) is to be funded through a combination of internal cash reserves and a potential loan of up to US$6,223,437 (NT$199,150,000) through a designated financial institution.

Off-Balance Sheet Arrangements

As of December 31, 2025, 2024 and 2023, we did not engage in any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Recently Issued and Adopted Accounting Standards

See Note 3 to YD Bio’s consolidated financial statements, included elsewhere in this report, for a full description of recent accounting pronouncements, including the actual and expected dates of adoption and estimated effects on our consolidated results of operations and financial condition, which is incorporated herein by reference.

C.	Research and Development, Patents and Licenses, etc.

Research and development costs are expensed as incurred in accordance with ASC 730, Research and Development. The Company incurs research and development costs in the pursuit of new products and improving the formulation of existing products.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property Portfolio.”

D.	Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Subsequent Events

On January 6, 2026, the Company announced its entrance into a non-binding Memorandum of Understanding (MOU) to merge with EG BioMed, a biotechnology company specializing in DNA methylation-based cancer diagnostics and AI-driven biomarker analytics. The proposed merger aims to integrate complementary technologies to create a comprehensive oncology platform encompassing early cancer detection, real-world clinical data generation, and AI-enabled drug discovery. The transaction is expected to close in 2026, subject to customary closing conditions, regulatory approvals, definitive agreements, and other factors. No financial terms were disclosed, and there is no assurance the merger will be completed on the contemplated terms or at all.

On January 20, 2026, the Company entered into a binding Letter of Intent (LoI) to acquire 100% of the equity interests in Safe Save Medical Cell Sciences & Technology Co., Ltd. (SSMC), a Taiwan-based company focused on innovative autologous dendritic cell/tumor antigen (ADCTA) immunocell therapies, including late-stage clinical assets for glioblastoma and other solid tumors. The total consideration is approximately NT$839,832,000 (equivalent to about US$26.87 million), payable through a combination of newly issued Company shares and cash. Completion is subject to successful due diligence, corporate restructuring of SSMC, regulatory approvals, and other customary conditions. There can be no assurance that the acquisition will be consummated.

On February 24, 2026 (announced February 25, 2026), the Company’s U.S. subsidiary, YD Bio USA, Inc., entered into a Master Strategic Alliance Agreement with YC Biotech Co., Ltd. Under this agreement, YD Bio USA will serve as the exclusive U.S. agent and strategic hub for YC Biotech’s Asian Contract Research Organization (CRO) clients, providing FDA-related regulatory services, including pathway strategy, pre-IND facilitation, meeting representation, inspection readiness and advisory support across IND, NDA, BLA, IDE, 510(k), De Novo and PMA submissions. YC Biotech will lead Asian project sourcing, technical execution and document preparation. This partnership is intended to support the Company’s broader strategy of facilitating U.S. market access for innovative therapies and devices.

Change of Auditor

On December 24, 2025, the audit committee of the Board of Directors (the “Audit Committee”) of the Company dismissed ARK Pro CPA & Co (“ARK Pro”) as the Company’s independent registered public accounting firm, and approved MaloneBailey, LLP as ARK Pro’s replacement. Both actions were effective immediately.

Changes to Board of Directors

On January 16, 2026, YD Bio Limited Company announced that YD Biopharma and EG Biomed Limited, two stockholders of the Company whose combined holdings constitute a majority of the Company’s voting rights, delivered a shareholders’ written consent (the “Written Consent”) to the Company’s registered office pursuant to the Company’s governing documents and the applicable laws of the Cayman Islands. According to the Written Consent, four members of the Company’s Board of Directors, Joe Douglas Ramsey, Albert Scott McLelland, Michaela Ann Griggs and Janet Hall, were removed as directors effective December 30, 2025, and two new directors, Dr. Kochi Chang and Dr. Shao-Ta Lu were elected to the Board effective December 30, 2025.

E.	Critical Accounting Policies and Estimate

The preparation of audited financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the audited financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. As of December 31, 2025, there were no critical accounting policies and estimates.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive Officers and Directors

The following table provides information about our directors and executive officers as of December 31, 2025. The business address for each of the directors and executive officers is 12F., No. 3, Xingnan St., Nangang Dist., Taipei City 115001, Taiwan.

Name	Age	Position(s)
Dr. Ethan Shen	49	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)
Mr. Edmund Hen	52	Chief Financial Officer ( Principal Financial Officer)
Dr. Benjamin Zhang	26	Chief Medical Officer and Director
Mr. Jerry Yin Chia Lee	52	Independent Director
Dr. Kochi Chang	77	Independent Director
Dr. Shao-Ta Lu	70	Independent Director

Executive Directors

Ethan Shen, Ph.D., Chief Executive Officer and Chairman, (age 49) has served as Chief Executive Officer and Chairman of the Board since March 2024. Dr. Shen has served as Chief Executive Officer and founder of Yong Ding Biopharm Co., Ltd., the subsidiary of YD Biopharma since 2013. Dr. Shen has deep expertise in translational medicine, new drug development, medical-grade health product development, and financial management. From 2001 to 2008 Dr. Shen served as the Key Account Manager at Novartis, where he managed projects and oversaw new drug submissions. His expertise spans R&D, innovation and entrepreneurship, financial management, as well as genetics and cellular technologies. Dr. Shen is currently director of EG BioMed and Shen Capital Co., Ltd. Dr. Shen graduated from Taipei Medical University with a degree in Pharmacy and holds a pharmacist license. Dr. Shen also holds a master’s degree in finance from Baruch College, CUNY, and executive MBA degrees from National Taiwan University and Fudan University. Dr. Shen obtained a Ph.D. in Translational Medicine from Academia Sinica and Taipei Medical University.

Edmund Hen, Chief Financial Officer, (age 52) has served as Chief Financial Officer since December 2024. From August 2008 to November 2024, Mr. Hen served as Chief Financial Officer at Antelope Enterprise Holdings Ltd. (Nasdaq: AEHL), where he led the corporate finance team and was responsible for overseeing the company’s initial public offering, SEC compliance and reporting, and financial forecasting. From November 2006 to August 2008, Mr. Hen served as Chief Financial Officer of Sichuan Guanglin Electric Co., Ltd., a switchgear manufacturer, where he was responsible for the company’s pre-IPO fundraising and overall financial strategy. Mr. Hen also served as Chief Financial Officer of Guanhong (China) Limited, a leading cloth dyeing processing manufacturer in Fujian China from July 2005 to October 2006, and Accounting Manager of Dickson Concepts (International) Limited, Hong Kong (HKEX: 113), a luxury brand retailer in Hong Kong and China. Mr. Hen also worked at a variety of international accounting firms in assurance and advisory services during the period from 1995 to 2001. Mr. Hen is a senior member of the Institute of Chartered Accountants in England and Wales, and a member of the Hong Kong Institute of Certified Public Accountants. Mr. Hen graduated from the University of East Anglia, UK, with a Bachelor of Science in Accounting and Finance. Mr. Hen also holds a Master of Science in Professional Accounting from the University College London, UK.

Benjamin Zhang, M.D., Chief Medical Officer and Director, (age 26) has served as Chief Medical Officer and a director since January 2025. Dr. Zhang has served as Chief Medical Officer at JY BioMedical since 2024, and as a resident doctor at Taipei Medical University Hospital since 2023. Dr. Zhang is a dedicated medical professional with extensive expertise in immune cell research, stem cell therapy, cell engineering, and clinical trial management. Dr. Zhang is a leader in cancer immunotherapy, regenerative medicine, and translational medicine. His innovative contributions include the development of proprietary protocols for gamma delta T cell expansion, mesenchymal stem cell (MSC) treatments for glioblastoma, hepatocellular carcinoma, Parkinson’s disease, and lung cancer, and exosome-based therapeutics. Additionally, Dr. Zhang has secured multiple U.S. FDA Drug Master File (DMF) qualifications for cutting-edge cell and exosome therapies. From 2023 to 2024, Dr. Zhang served as a Cell Engineer at SL-Link Co., Ltd., where he focused on optimizing cell culture processes and enhancing biomanufacturing efficiency. From 2019 to 2021, Dr. Zhang served as a part-time research assistant at Taipei Medical University, where he designed and implemented translational research experiments, focusing on unmet medical needs. Dr. Zhang holds a certification in Cell Therapy Techniques and is a certified Cell Therapy R&D Engineer. Dr. Zhang graduated from the School of Medicine at Taipei Medical University with a Doctor of Medicine degree. We believe Dr. Zhang is qualified to serve on our board of directors due to his expertise in cancer immunotherapy and regenerative medicine.

Directors

Jerry Yin Chia Lee, (age 52) has served as a director since November 2025. Mr. Lee is the chair of the Audit Committee and serves as a member of the Compensation Committee and the Nominating and Corporate Governance Committee. Mr. Lee also currently serves and the founder and manager of Gravity Capital Investment Company, based in Shanghai, China. Mr. Lee founded Gravity Capital Investment Company in November 2006, specializing in domestic and international mergers and acquisitions of early-stage biotech and healthcare companies. In addition, Mr. Lee serves as a director on multiple boards. He currently serves as Chairman of the boards of directors for Baolong International Co. Ltd. and Shanghai Taivex Healthcare Management Co. Ltd. and has held these positions since 2025 and 2018, respectively. Mr. Lee also serves as a director on each of the following boards of directors: Sinmag Equipment (China) Co. Ltd. (since 2022), Beijing San Valley Biotech Company (since 2017), Suzhou Weizhen Biotech Company (since 2016), Jiangsu Yi-Cheng Biotech Company (since 2020), Shanghai Shengmei Pharmaceutical Company (since 2018), Zhuhai Ruineng Medical Equipment Co. Ltd (since 2015), Wuhan Tonggan Cell-Biotechnology Co. Ltd (since 2016), Fuzhou Dongze Medical Equipment Co. Ltd (since 2016), Fuzhen Cell Therapy Biotech Co. Ltd. (since 2021), and Y2 Education Foundation (NPO) (since 2017). Further, since 2016, Mr. Lee has served as a lecturer at Taipei Medical University. Previously, Mr. Lee served as a director on each of the following boards of directors: Beijing Sinovision CT Company (from 2016 until 2022), from Trust Bio-sonics Inc. (from 2017 until 2021), and Tyson BioResearch Inc. (from 2017 until 2020).

Dr. Kochi Chang, (age 70) has served as a director since December 2025. Mr. Chang is the chair of the Compensation Committee and serves as a member of the Audit Committee and the Nominating and Corporate Governance Committee. Mr. Chang has also been serving as a member of the Advisory Committee at the Intelligent Computing Research Laboratory, California State University of Fullerton, a nonprofit research institution since May 2022. Previously, he was the Director of the Prosthetics Division at Dentsply International, a for-profit manufacturer of medical devices from June 2006 to August 2013. He co-founded and has served as the Chairman and CEO of Prident International Inc. in California since January 2003. Dr. Chang earned his Bachelor of Dentistry degree from the School of Dentistry at Taipei Medical University in Taiwan.

Shao-Ta Lu, M.D., (age 77) has served as a director since December 2025. Mr. Lu is the chair of the Nominating and Corporate Governance Committee and serves as a member of the Audit Committee and the Compensation Committee. Mr. Lu has also been serving as the Director at Lü Shao-Ta Holistic Health Clinic since October 1992. He has served as the Deputy Secretary-General at the National Federation of Medical Doctors’ Associations, Republic of China since Aug 2017. From September 1983 to August 1987, he worked as a specialist in internal medicine at Linkou Chang Gung Memorial Hospital. From September1981 to August 1982, he was a pediatrician at the Taipei Women and Children’s Hospital. He also holds management and directorship positions at several medical professional associations. Dr. Lu earned his M.D. from China Medical University, College of Medicine.

Former Directors

Michaela Griggs , served as independent director from August 2025—December 2025.

Jan Hall, served as independent director from August 2025—December 2025.

Joseph Tseng, served as independent director from August 2025—October 2025.

Albert McLelland, served as independent director from August 2025—December 2025.

J. Douglas Ramsey, served as independent director from August 2025—December 2025.

B. Compensation

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee has at any time been our officer or employee, or our subsidiaries. No interlocking relationship exists between our Board of Directors or Compensation Committee and the Board of Directors or Compensation Committee of any other company, nor has any interlocking relationship existed in the past.

During the last fiscal year, none of our officers and employees, and none of our former officers participated in deliberations of our Board of Directors concerning executive officer compensation.

Compensation of Directors and Executive Officers

In 2025, we paid an aggregate of approximately $992,318 in cash to our executive officers and directors. No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment. No equity awards were issued to our executive officers or directors in 2025.

Equity Incentive Plan

On July 7, 2025 the Board adopted, and the then sole shareholder of the Company approved the YD Bio Limited Equity Incentive Plan (the “Equity Incentive Plan”). The Equity Incentive Plan was adopted by the Company in connection with the Business Combination. From and after the time of the Business Combination, the Company intends to use this Equity Incentive Plan to grant new awards to eligible participants from time to time, subject to and in accordance with the terms and conditions described therein.

Administration. This Equity Incentive Plan shall be administered by the Administrator formed in accordance with applicable laws and stock exchange rules, unless otherwise determined by the Board. The term “Administrator” shall refer to the Board or the compensation committee of the Board, as applicable. The Administrator may delegate its duties and powers under this Equity Incentive Plan as a whole or in part to a person or a board committee designated by it.

Eligibility. Employees and consultants (including directors) of the Company or an affiliate are eligible to participate in this Equity Incentive Plan. An employee or consultant who has been granted an award may, if he or she is otherwise eligible, be granted additional awards.

Shares Available for Awards. The maximum aggregate number of shares that may be issued pursuant to all awards shall initially not exceed 10,547,974 shares. In addition, subject to any adjustments as necessary provided in this Equity Incentive Plan, such aggregate number of shares of shares will automatically increase on January 1 of each year for a period of ten years commencing on January 1, 2026 and ending on (and including) January 1, 2035, in an amount equal to 3% of the total number of shares of Shares outstanding on December 31 of the preceding year; provided, however, that the Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares. Shares subject to awards that are forfeited, canceled, or otherwise terminated without delivery of shares or other consideration, and shares used to pay the exercise price of options or to satisfy tax withholding obligations, will be returned to the pool and become available for future awards.

Anti-Dilution Adjustments. In the event of any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares, or other similar corporate transaction or event affecting the shares, the Administrator may make appropriate adjustments to (i) the number and type of shares available for awards, (ii) the number and type of shares subject to outstanding awards, (iii) the exercise or purchase price applicable to any award, and (iv) the minimum number of shares acquirable at any one time. The Administrator may also provide for cash payments in connection with such adjustments where appropriate.

Change in Control. In the event of a change in control of the Company, the Administrator has discretion to determine whether and to what extent awards should continue, be accelerated, or be canceled and cashed out. In the case of any option with an exercise price that equals or exceeds the price paid for a share in connection with the change in control, the Administrator may cancel such option without any payment therefor.

Options. The Administrator is authorized to grant options to participants with the terms and conditions set forth in the Equity Incentive Plan and with such additional terms and conditions, in either case not inconsistent with the provisions of the Equity Incentive Plan, as the Administrator shall determine and set forth in the award agreement.

Restricted Shares and RSUs. Restricted Shares and Restricted Share Units (“RSUs”) shall be subject to such restrictions as the Administrator may impose (including, without limitation, any limitation on the right to vote a Restricted Share or the right to receive any dividend or other right or property), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Administrator may deem appropriate. Any Restricted Share granted under this Equity Incentive Plan may be evidenced in such manner as the Administrator may deem appropriate including, without limitation, book-entry registration or issuance of a share certificate or certificates, creation of a new class of shares or amendment of the Memorandum and/or Articles of Association of the Company. In the event any share certificate is issued in respect of Restricted Shares granted under this Equity Incentive Plan, such certificate shall be registered in the name of the Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Share.

Other Share-Based Awards. The Administrator is also authorized to grant to participants such other awards (including, without limitation, share appreciation rights and rights to dividends and dividend equivalents) that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares (including, without limitation, securities convertible into Shares) as are deemed by the Administrator to be consistent with the purposes of this Equity Incentive Plan. Subject to the terms of the Equity Incentive Plan, the Administrator shall determine the terms and conditions of such awards. Shares or other securities delivered pursuant to a purchase right granted under Section 9 of the Equity Incentive Plan shall be purchased for such consideration, which may be paid by such method or methods and in such form or forms, including, without limitation, cash, shares, other securities, other awards, or other property, or any combination thereof, as the Administrator shall determine.

Transferability. Awards are generally non-transferable except by will or by the laws of descent and distribution. The Administrator or the Board may permit a participant to designate a beneficiary to exercise the rights of the participant and receive any property distributable with respect to any award upon the participant’s death. Awards may not be pledged, charged, mortgaged, alienated, attached, or otherwise encumbered.

Amendment and Termination. Except to the extent prohibited by applicable laws and unless otherwise expressly provided in an award agreement or in the Equity Incentive Plan, the Administrator may amend, alter, suspend, discontinue or terminate this Equity Incentive Plan, or any award agreement hereunder or any portion hereof or thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval with such legally mandated threshold for a resolution of the shareholders of the Company, if such approval is necessary to comply with any tax or regulatory requirement for which or with which the Administrator deems it necessary or desirable to qualify or comply, (ii) shareholder approval with such threshold for a resolution of the shareholders of the Company in respect of such amendment, alteration, suspension, discontinuation or termination as provided in the Company’s Memorandum and Articles of Association for any amendment to the Equity Incentive Plan that increases the total number of shares reserved for the purposes of this Equity Incentive Plan, and (iii) with respect to any award agreement, the consent of the affected participant, if such action would materially and adversely affect the rights of such Participant under any outstanding Award.

Plan Term. No award may be granted under the Equity Incentive Plan after the tenth anniversary of the plan’s effective date. However, any award granted prior to such date may extend beyond the tenth anniversary, and the Administrator’s authority to amend, alter, adjust, suspend, discontinue, or terminate any such award shall continue beyond such date.

C. Board Practices

Board of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

The functions and powers of our Board include, among others:

●	conducting and managing the business of our company;

●	representing our company in contracts and deals;

●	appointing attorneys for our company;

●	selecting senior management such as managing directors and executive directors;

●	providing employee benefits and pension;

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	exercising the borrowing powers of our company and mortgaging the property of our company;

●	approving the transfer of shares of our company, including the registering of such shares in our register of members; and

●	exercising any other powers conferred by the shareholders or under our memorandum and articles of association, as amended and restated from time to time.

Term of Office

An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision.

No

Director Independence

As a result of our securities being listed on Nasdaq, we adhere to the rules of such exchange and applicable SEC rules, as applicable to foreign private issuers, in determining whether a director is independent.

An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the Board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. We have determined that Mr. Jerry Lee, Dr. Kochi Chang and Dr. Shao-Ta Lu are “independent directors” as defined in the Nasdaq listing standards. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

The board of directors have the following standing committees: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Audit Committee

Our audit committee is responsible for, among other things:

●	appointing, compensating, retaining, evaluating the qualifications of, terminating and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm their independence from management;

●	reviewing, with our independent registered public accounting firm, the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the annual financial statements that we file with the SEC;

●	overseeing our system of internal controls and compliance with legal and regulatory requirements;

●	reviewing our accounting policies;

●	reviewing related person transactions included in the audited financial statements; and

●	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

The Company’s audit committee consists of Jerry Yin Chia Lee (Chair), Dr. Kochi Chang and Dr. Shao-Ta Lu, each of whom qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. All of the audit committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules and qualify as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K.

Compensation Committee

Our compensation committee is responsible for, among other things:

●	reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving, (either alone or, if directed by the board of directors, in conjunction with a majority of the independent members of the board of directors) the compensation of our Chief Executive Officer;

●	overseeing an evaluation of the performance of and reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;

●	reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans, policies and programs;

●	reviewing and approving all employment agreement and severance arrangements for our executive officers;

●	making recommendations to our board of directors regarding the compensation of our directors; and

●	retaining and overseeing any compensation consultants.

The Company’s compensation committee consists of Dr. Kochi Chang (Chair), Mr. Jerry Yin Chia Lee and Dr. Shao-Ta Lu, each of whom qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership, including the heightened independence standards for members of a compensation committee. In accordance with Nasdaq Listing Rule 5615(a)(7), as a controlled company, the Company is exempt from the requirements of Nasdaq Listing Rule 5605(d).

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for, among other things:

●	identifying, screening and reviewing individuals qualified to serve as directors and recommending to the board of directors candidates for nomination for election at the annual meeting of shareholders or to fill vacancies on the board of directors;

●	overseeing succession planning for our Chief Executive Officer and other executive officers;

Change in fair value of warrant liabilities

●	periodically reviewing our board of directors’ leadership structure and recommending any proposed changes to our board of directors;

●	overseeing an annual evaluation of the effectiveness of our board of directors and its committees; and

●	developing, recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

●	reviewing and approving any material information made public or made available to any public body relating to corporate governance; and

●	conducting the review of conflict reports or disclosures made by Senior Management or Board members and review any disclosure relating to conflicts of interest that may be made public.

YD Bio’s nominating and corporate governance committee consists of Dr. Shao-Ta Lu (Chair), Mr. Jerry Yin Chia Lee and Dr. Kochi Chang, each of whom qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to nominating and corporate governance committee membership.

Offer Letters

YD Biopharma has entered into offer letters with our executive officers. Each offer letter sets forth the executive officer’s base salary and specifies that each executive officer is employed at will. Each executive officer has agreed not to disclose our confidential information to any person without YD Biopharma’s prior written consent, except to YD Biopharma’s agents who must know the confidential information to fulfill their responsibilities to YD Biopharma. Each executive officer has also agreed to assign to YD Biopharma all his inventions, discoveries, designs methods, modifications, improvements, processes, algorithms, databases, formulae, techniques, trade secrets and other works of authorship (“Created Materials”). Our executive officers’ obligations with respect to confidential information and Created Materials continue beyond termination of employment.

The offer letter between YD Biopharma and Mr. Hen provides that, upon the completion of the Business Combination, Mr. Hen would receive a monthly grant of $5,000 in ordinary shares of the Company and stock options to purchase $5,000 in ordinary shares of the Company, pursuant to the Company’s Equity Incentive Plan. The stock options would have a term of ten years and vest one year after issuance. However, the Company did not issue any equity awards in 2025. As a result, no ordinary shares or stock options were granted to Mr. Hen, and no such awards vested or accrued during that period.

D. Employees

As of December 31, 2025, we employed 13 full-time employees and 2 part-time employees. A breakdown of the full-time employees is as follows: 3 are employed in the marketing department; 1 is employed in research and development; 2 are employed in procurement; 2 are employed in human resources; and 7 are employed in the administration department. We also employ a Chief Executive Officer, Chief Financial Officer, and Chief Medical Officer. Our CFO is located in Hong Kong, while all other employees work in Taiwan. We have never had a work stoppage, and none of our employees are represented by a labor organization or under any collective bargaining arrangements. We consider our employee relations to be good.

Additionally, we are strategically expanding our workforce to strengthen our capabilities in the biomedical field. As part of this initiative, we plan hire five senior scientists and a lab manager over the next year. These highly skilled professionals will focus on advancing our research and development efforts.

E. Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Directors, Senior Management and Employees-Compensation.”

E. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of the Company as of April 29, 2026 by:

●	each person known to us who beneficially owns 5.0% or more of the issued and outstanding Ordinary Shares;

●	each person who is an executive officer or director of the Company;

●	each person who was an executive officer or director of the Company in 2025; and

●	all of those executive officers and directors of the Company as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The total number of Ordinary Shares issued and outstanding, as of April 29, 2026 is 70,831,346.

Unless otherwise noted, the business address of each beneficial owner is, 12F., No. 3, Xingnan St., Nangang Dist., Taipei City 115001, Taiwan. In the table below, percentage ownership is based on 70,831,346 Ordinary Shares outstanding as of April 29, 2026.

Name of Beneficial Owner(1)	Number	Percentage
Ethan Shen, Ph.D.(2)	54,345,011	76.7%
Edmund Hen	-	-
Benjamin Zhang, M.D.(3)	31,141	*
Jerry Yin Chia Lee	-	-
Dr. Kochi Chang(3)(4)	2,081	*
Shao-Ta Lu, M.D.(4)(5)	53,232	*
All current directors and executive officers as a group (6 individuals)	54,440,565	76.9%
YD Biopharma Holding Limited(6)	43,120,858	60.9%
Breeze Sponsor, LLC(7)(8)(9)	2,227,490	3.1%
May Tsai	-	-
Michaela Griggs	-	-
Jan Hall	-	-
Joseph Tseng	-	-
Albert McLelland(8)(9)	88,074	*
J. Douglas Ramsey, Ph.D.(7)(8)(9)	2,227,490	3.1%

*	Represents beneficial ownership of less than 1% of the outstanding Ordinary Shares.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 12F., No. 3, Xingnan St., Nangang Dist., Taipei City 115001, Taiwan.

(2)	Includes 11,224,153 Ordinary Shares held directly by Dr. Shen and 43,120,858 Ordinary Shares held indirectly by YD Biopharma Holding Limited. Dr. Shen is the beneficial owner of all of the equity interests held by YD Biopharma Holding Limited.

(3)	Held directly.

(4)	Received restricted share units (“RSUs”) that represent a contingent right to receive one Ordinary Share, with an aggregate target grant date fair value of $60,000 on March 31, 2026. The granted RSUs vest in four equal quarterly installments with the number of RSUs subject to vesting determined on the applicable vesting date by dividing $15,000 by the seven trading-day volume-weighted average price of the Ordinary Shares ending on the trading day immediately prior to such vesting date. The number of RSUs included on the next installment is not determinable until June 30, 2026 and not reflected on this table.

(5)	Includes 2,081 Ordinary Shares held directly by Shao-Ta Lu and 51,151 Ordinary Shares held indirectly though his spouse.

(6)	YD Biopharma Holding Limited is wholly owned by E820N Assets Ltd. (BVI), which is wholly owned by The E820N Trust (an irrevocable discretionary trust). Suntera Corporate Trustees (Hong Kong) Limited serves as trustee. Dr. Shen, as settlor, protector and sole beneficiary of the Trust, may be deemed to be the beneficial owner of all of the equity interests held by YD Biopharma Holding Limited.

(7)	Includes 2,167,490 Ordinary Shares held by Breeze Sponsor, LLC.

(8)	Reflects 66,074 Ordinary Shares committed by Breeze Sponsor, LLC to Mr. McLelland.

(9)	The address is 955 W. John Carpenter Fwy., Suite 100-929, Irving, TX 75039.

Significant Changes in Ownership

To our knowledge, other than as disclosed in this Annual Report and our other filings with the SEC, there has been no significant change in the percentage ownership held by any major shareholder in the previous three years.

Holders

To our knowledge, as of April 29, 2026, there were 25 shareholders of record of our Ordinary Shares, of which 10 were in the United States, including Cede & Co., representing approximately 17% of our total outstanding Ordinary Shares.

Control Persons

As of April 29, 2026, Ethan Shen, our Chairman and CEO beneficially owned 76.7% of the outstanding 70,831,346 shares.

B.	Related Party Transactions

The following is a description of our related party transactions.

License Agreements

3D Global License Agreement

On June 19, 2024, Yong Ding, a subsidiary of YD Bio (together, the “Group”), entered into an exclusive licensed patent and know-how agreement and a supplementary agreement dated on June 28, 2024 with 3D Global, a company registered in Taiwan and listed in Taipei Stock Exchange, to acquire a global exclusive licensed patent and know-how. Dr. Shen, the Chief Executive Officer and Chairman of the Company, owns approximately 12.85% of common shares of 3D Global. The licensed 3D Global Patent involves the formula and technology of cell culture process, technology of cell bank construction, exosome purification, authentication technology, and exosome production which are derived from the methods of culturing human corneal limbus cells and the relevant know-how.

Utilizing the technology we have licensed from 3D Global, we intend to develop several new advanced drugs and treatments for conditions such as dry eye disease, glaucoma, and corneal repair. For example, we have pioneered the application of corneal mesenchymal stem cells and their exosomes for treating eye diseases. MSCs are multipotent cells that differentiate into bone, cartilage, and fat. MSCs are found in bone marrow and other tissues, and promote regeneration, reduce inflammation, and support tissue repair. YD Bio plans to optimize the treatment market by distribution through pharmacies, optometrists, and charity foundations. 3D Global is publicly traded on the Taipei Stock Exchange.

The total consideration for the acquisition of the 3D Global patent is $5,000,000, inclusive of Value Added Tax (VAT), or $4,761,905 net of VAT. In June 2024, the Company made an initial payment of $1,000,000, including VAT (or $952,381 net of VAT), to 3D Global. This payment covers the rights to the patent, proprietary formulation, and technological know-how, which are not restricted to specific research and development projects and possess alternative future applications. YD Bio has paid a total of $1,550,000 to 3D Global for the first through third stage of Development of LSC Cell Source and the second stage of Establishment of LSC Master Cell Banks as of December 31, 2025.

The remaining balance will be payable to 3D Global upon the achievement of certain predefined milestones and conditions related to the advancement of this technology. These milestones will focus on further research and development to expand the application of corneal LSC exosomes across a range of novel ophthalmic therapeutics and medical products.

The following are the eye disease treatment products that we currently have in development:

Item	Illustration	Supplier/Manufacture	R&D progress	Certified/ Authentication Code
3D LensMate Artificial Tears		3D Global		FDA OTC Final Monograph M018 Compliant 3D Global’s supplier holds a Taiwan drug manufacturing license and is Taiwan-certified as a GMP and GDP compliant facility

3D LensMate Eye Drops (Exosomes)		3D Global	Anticipate completion of U.S. Phase III clinical testing in 2030	N/A

LSC Eye Drug/Injection		3D Global	Anticipate completion of Phase III clinical testing in 2030	N/A

Item	Illustration	Supplier/Manufacture	R&D progress	Certified/ Authentication Code
Hydrogel (Hioxifilcon A) Soft (Hydrophilic) Contact Lens		3D Global	Marketed under 510(k) K213119

1. 3D Global has ISO 13485.

2. 3D Global’s supplier has ISO 13485 and QMS certification, and its contact lens products have CE, Japan, China and Taiwan medical device certificates, and are qualified as OEMs.

3. The contact lens product additionally has 510(k) clearance under K213119.

The Company is also obligated to pay a royalty of 10% of the sales of the products generated from 3D Global Patent to 3D Global on a quarterly basis, and patent application fees (if any), patent maintenance fees, and project development fees. As of the date of this report, there have been no patent application fees, patent maintenance fees, or project development fees payable or reimbursable by the Company under the 3D Global license agreement.

The license will terminate 20 years after all the relevant products are launched, unless terminated by either party with thirty days’ written notice if there is a mutual recognition of significant delays or impossibility of completion, a material breach not corrected within thirty days, certain financial or organizational changes causing damage, delayed payments constituting a material breach, false reporting by the Company, or an unrectifiable material breach. Upon termination, any product manufactured before termination can be sold for two years, subject to payment of license fees and charges. The last-to-expire licensed patent is scheduled to expire on June 15, 2043.

EG BioMed License Agreement

On June 25, 2024, the Company entered into an exclusive licensed patent and know-how agreement with EG BioMed, a Taiwan registered company, under which Dr. Shen, the Chief Executive Officer and Chairman of the Company is a director and owns 46.16% of equity interest as of the transaction date of June 25, 2024, and owns 45.34% as of December 31, 2025, and up to date of this report, to license the EG BioMed Pancreatic Cancer Patent. The Company can use the licensed patent and know-how in the United States for manufacturing, offering for sale, selling, using, or importing the product and providing detection services for the aforementioned purposes. In accordance with the license, the Company paid EG BioMed a licensing fee of NTD 60,000,000 (US$1,848,000), and the Company is obligated to pay EG BioMed a royalty of 7% of the sales of the services generated from EG BioMed Patent to EG BioMed on quarterly basis. When acquired, the EG BioMed Pancreatic Cancer Patent and the know-how enable the Company to commence the pancreatic cancer early detection service business for income generation. In addition, during the term of the license the Company is responsible for all patent application fees and expenses incurred in connection with the maintenance of the licensed patents. Pursuant to the license all of the licensed patents remain the property of EG BioMed; however, any new patents, research results, clinical data and information derived from the Groups development on the basis of the EG BioMed Pancreatic Cancer Patent are the property of the Company. The Company had paid $16,327 and $37,937 as research and development expenses for the pancreatic cancer early detection service to EG BioMed for the year ended December 31, 2025 and 2024, respectively

On September 30, 2024, the Company entered into a supplementary agreement with EG BioMed, a Taiwan registered company, under which Dr. Shen, the Chief Executive Officer and Chairman of the Company is a director and owns 45.3% of equity interest for the year ended December 31, 2025, in respect of the EG BioMed Pancreatic Cancer Patent. It was mutually agreed by both parties to extend the licensed period of the EG BioMed Pancreatic Cancer Patent to the term of 20 years from the date of the original agreement and automatically renews for an additional 5 years upon the completion of the Business Combination.

On September 30, 2024, the Company entered into an exclusive licensed patent and know-how agreement with EG BioMed to license the EG BioMed Breast Cancer Patent. The Company can use the licensed patent and know-how in the United States for manufacturing, offering for sale, selling, using, or importing the product and providing detection services. The Company is obligated to pay a royalty of 20% of the sales of the services generated from EG BioMed Breast Cancer Patent to EG BioMed on a quarterly basis. In addition, during the term of the license the Company is responsible for all patent application fees and expenses incurred in connection with the maintenance of the licensed patents. Pursuant to the license all of the licensed patents remain the property of EG BioMed; however, any new patents, research results, clinical data and information derived from the Groups development on the basis of the EG BioMed Breast Cancer Patent are the property of the Company.

Other Related Party Transactions

On January 6, 2026, the Company announced that it has entered into the MOUto merge with EG BioMed, a biotechnology company specializing in DNA methylation–based cancer diagnostics and AI-driven biomarker analytics, which is 100% owned by Dr. Ethan Shen, the Company’s Chief Executive Officer. The proposed merger represents a strategic step in building an integrated, data-driven oncology platform spanning early cancer detection, real-world clinical data generation, and AI-enabled drug discovery. The MOU is non-binding and there can be no assurance that the parties will enter into definitive agreements, obtain required approvals, or consummate the merger on the terms contemplated or on any particular timeline. Any integration benefits, including potential revenue growth, platform expansion, or cost synergies, remain subject to numerous assumptions and risks and may not be realized. The transaction is anticipated to close in 2026, subject to customary closing conditions, regulatory approvals, and the finalization of definitive agreements.

Related party transaction policy

Our board of directors has adopted a written related party transaction policy to set forth the policies and procedures for identifying related party transactions.

C.	Interests of Experts and Counsel

None.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Financial Statements and Other Financial Information

See Item 18 of this Annual Report for consolidated financial statements and other financial information.

Legal and Arbitration Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. We are not currently a party to any material legal proceedings, including any such material proceedings that are pending or threatened, of which we are aware.

Dividend Policy

We have never declared or paid any dividends on our Ordinary Shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant.

B.	Significant Changes

A discussion of significant changes for the year ended December 31, 2025 is provided under Item 4 of this Annual Report and is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The Company’s Ordinary Shares and Warrants are listed on Nasdaq under the symbols “YDES” and “YDESW”, respectively. Holders of our Ordinary Shares and Warrants should obtain current market quotations for their securities.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares and Warrants are listed on Nasdaq under the symbols YDES and YDESW, respectively. There can be no assurance that the Ordinary Shares and/or Warrants will remain listed on Nasdaq.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Amended and Restated Memorandum of Association

A copy of the Company’s Second Amended and Restated Memorandum of Association as adopted by special resolution passed on 7 July 2025 with effect from 26 August 2025 is attached herein as Exhibit 1.1. Other than as set forth below, the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference herein.

Shareholder meetings

One or more shareholders holding shares representing not less than one-third of the outstanding shares carrying the rights to vote at such general meeting shall form a quorum. In accordance with the Nasdaq corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on Nasdaq. There is no requirement under the Cayman Companies Law for us to hold annual or extraordinary general meetings.

C.	Material Contracts

Material contracts other than in the ordinary course of business are described in “Item 4. Information on the Company” and “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls and Other Limitations Affecting Security Holders

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of its Ordinary Shares. There is no limitation imposed by the Companies Act or in the Second Amended and Restated Memorandum of Association on the right of non-residents to hold or vote shares.

E.	Taxation

The following are material Cayman Islands tax and U.S. federal income tax considerations relevant to an investment in our Shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding the Cayman Islands, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our Shares in their particular circumstances.

Cayman Islands Taxation

The statements made herein regarding Cayman Islands tax considerations are the opinion of Ogier Global (Cayman) Limited, our Cayman Islands legal counsel.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Shares, nor will gains derived from the disposal of our Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Material United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Shares. This summary applies only to U.S. Holders that hold our Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this annual report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	the Company’s officers or directors;

●	holders who are not U.S. Holders;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Share, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Share.

Persons considering an investment in our Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Ordinary ShareS including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends and Other Distributions on Our Ordinary Share

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our Ordinary Shares will meet the conditions required for the reduced tax rate. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Ordinary Share. Dividends received on our Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Ordinary Share. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Share

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Share. Any capital gain or loss will be long term if the Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Share, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the IPO. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR Ordinary Shares, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also make available on our website, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.ydesgroup.com. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Annual Report.

I. Subsidiary Information

Information regarding our subsidiaries is set forth on Exhibit 8.1 hereto, which is incorporated herein by reference.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Interest Rate Risk

The Company is currently not subject to significant interest rate risk due to its lack of outstanding loans or large deposit accounts.

Foreign Currency Exchange Rates

Translation of amounts from NTD into US$ has been made at the following exchange rates for the financial years ended December 31, 2025, 2024 and 2023:

	December 31, 2025	December 31, 2024	December 31, 2023

Year-end NTD:US$ exchange rate	$31.34	$32.77	$30.73
Annual average NTD:US$ exchange rate	$31.35	$32.04	$31.08

See Note 3 to our consolidated financial statements included elsewhere in this report for further details.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

YDES Public Warrants

Each Warrant entitles the holder thereof the right to acquire one Ordinary Share at an exercise price of $11.50 per share (subject to adjustments) beginning on the later of (a) 30 days after the consummation of the Business Combination or (b) 12 months from the closing of Breeze initial public offering. The Warrants will expire five years after the consummation of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. The Company will not be required to issue shares upon exercise unless a registration statement covering the underlying shares is effective and a current prospectus is available (or an exemption applies); if a registration statement is not effective within the required period following the initial business combination, holders may be permitted to exercise on a cashless basis to the extent an exemption is available. The Company has agreed to use reasonable best efforts to file a registration statement for the shares underlying the warrants and to maintain its effectiveness through warrant expiration (subject to certain exceptions).

Redemption

Once the warrants become exercisable, the Company may call the warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

●	if, and only if, the reported last sale price of the common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company sends the notice of redemption to the warrant holders.

In connection with a redemption, the Company may require warrant exercises to be on a cashless basis pursuant to the Warrant Agreement.

YDES Private Warrants

The private placement warrants are not redeemable by the Company so long as held by the original holders or permitted transferees. Otherwise, they generally have terms substantially identical to the public warrants, and if transferred to non-permitted holders, they become redeemable on the same basis as the public warrants.

The foregoing summary of the terms of the Warrants is only a summary and is qualified by reference to the Warrant Agreement, which is included as Exhibit 2.2 to this Annual Report.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures include controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has appointed Mr. Jerry Yin Chia Lee as the chair of the Audit Committee. Our board of directors has affirmatively determined that each of Mr. Jerry Yin Chia Lee, Dr. Kochi Chang and Dr. Shao-Ta Lu is independent under the Corporate Governance Requirements of Nasdaq Stock Market LLC. Our board of directors has also determined that Mr. Jerry Yin Chia Lee, Dr. Kochi Chang and Dr. Shao-Ta Lu are independent under Rule 10A-3 under the Exchange Act and the Nasdaq Listing Rule 5605(a)(2).

Our board of directors has determined that Mr. Jerry Yin Chia Lee qualifies as an audit committee financial expert as defined in Item 407(d)(5) of Regulation S-K.

ITEM 16B. CODE OF ETHICS

Our Board has adopted a code of business ethics that applies to our directors, officers and employees. Our Code of Ethics is available on our website at https://www.ydesgroup.com and filed as Exhibit 11.1 hereto. We undertake to provide to any person without charge, a copy of our Code of Ethics within fifteen business days after we receive such person’s written request. The information contained in, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum LLP, CBIZ CPAs P.C., ARK Pro CPA & Co and MaloneBailey, LLP, our independent registered public accounting firms, for the periods indicated. Our fiscal year ends on December 31.

The following table represents the approximate aggregate billed fees, for the periods indicated:

	December 31,	December 31,
	2025	2024
	USD’000	USD’000
(a) Audit fees	$295	$453
(b) Audit-Related Fees	108	-
(c) Tax Fees	-	-
(d) All Other Fees	-	-

Audit Fees

Audit fees mean the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

Audit-Related Fees mean the aggregate fees billed for each of the fiscal years listed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not reported under “Audit Fees”.

Tax Fees

Tax Fees mean the aggregate fees billed for each of the fiscal years listed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

All Other Fees

All Other Fees mean the aggregate fees billed for each of the fiscal years listed for products and services provided by the principal accountant, other than the services reported above.

The policy of our Audit Committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm and to establish policies and procedures for the engagement of the accounting firm to provide audit and permissible non-audit services. All billings disclosed above as “Audit-Related Fees” were approved pursuant to the Audit Committee’s pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this Annual Report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Marcum’s Resignation, CBIZ’s Engagement

On April 2, 2025, YD Bio Limited was notified by Marcum LLP (“Marcum”) that Marcum resigned as the Company’s independent registered accounting firm. Marcum issued an audit report as of June 30, 2024 and for the period from February 6, 2024 (inception) through June 30, 2024. On November 1, 2024, CBIZ CPAs P.C. (“CBIZ”) acquired the attest business of Marcum. On April 2, 2025, following the approval of the Audit Committee of the Board of Directors (the “Audit Committee”), CBIZ was engaged, effective immediately, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024.

During the period from February 6, 2024 to December 31, 2024and the subsequent interim period preceding Marcum’s resignation on April 2, 2025, (i) there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between us and Marcum on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Marcum, would have caused Marcum to make reference to the subject matter of such disagreement in connection with its reports on our consolidated financial statements, and (ii) there were no “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F). Marcum’s audit report as of June 30, 2024 and for the period from February 6, 2024 (inception) through June 30, 2024 did not contain any adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that the audit report included an explanatory paragraph regarding substantial doubt about the ability to continue as a going concern.

We have furnished a copy of the above disclosure in this Annual Report to Marcum have requested that Marcum furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of the letter from Marcum is being furnished as Exhibit 16.1 to this Annual Report.

During our fiscal years ended December 31, 2025 and December 31, 2024 and any subsequent interim period prior to CBIZ’s engagement, neither we nor anyone on our behalf consulted with CBIZ regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and no written report was provided to us or oral advice was provided that CBIZ concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or any “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).

Certain aspects of the disclosure above were inadvertently omitted from previous filings.

CBIZ’s Dismissal, ARK’s Engagement

On September 16, 2025, the Company notified CBIZ, the Company’s then-current independent registered public accounting firm, that the Company’s engagement of CBIZ for its audit and related services had terminated, effective as of September 16, 2025 (the “CBIZ Termination Date”), and that such engagement was not being renewed in respect of the fiscal year ending December 31, 2025.

The decision to terminate CBIZ’s engagement was approved by the Audit Committee the Company’s board of directors (the “Board”).

Since the Company’s inception on February 6, 2024 and through the CBIZ Termination Date, the reports of CBIZ on the Company’s consolidated financial statements did not contain any adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope, or accounting principle, except that, the reports included an explanatory paragraph relating to substantial doubt about the Company’s ability to continue as a going concern.

Since the Company’s inception on February 6, 2024 and through the CBIZ Termination Date, there were no disagreements between the Company and CBIZ on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of CBIZ, would have caused it to make reference to the subject matter of such disagreement in connection with its audit reports on the Company’s financial statements.

Since the Company’s inception on February 6, 2024 and through the CBIZ Termination Date, none of the events listed in paragraphs (a)(1)(v)(A) through (a)(1)(v)(D) of Item 16F of Form 20-F promulgated by the SEC (involving CBIZ having advised the Company as to the matters described in those paragraphs) occurred.

On September 16, 2025, but effective as of September 17, 2025 (the “ARK Engagement Date”), the Company engaged ARK Pro CPA & Co (“ARK”), as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025. The decision to engage ARK as the Company’s independent registered public accounting firm has been approved by each of the Audit Committee and the Board.

Since the Company’s inception on February 6, 2024 and through the ARK Engagement Date, the Company had not consulted with ARK regarding either:

(i) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that ARK concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to that Item) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

The Company furthermore did not consult with CBIZ regarding any issue described in the foregoing two paragraphs.

The Company has provided CBIZ with a copy of the disclosures above in accordance with Item 16F(a)(3) of Form 20-F and requested from CBIZ a letter addressed to the SEC stating whether CBIZ agrees with the statements that the Company has made in response to Item 16F(a) and, if not, stating the respects in which it does not agree. A copy of that letter, dated September 19, 2025, is furnished as Exhibit 16.2.

ARK’s Dismissal, MB’s Engagement

On December 24, 2025, the Audit Committee dismissed ARK as the Company’s independent registered public accounting firm, and then approved MaloneBailey, LLP (“MB”) as ARK’s replacement. Both actions were effective immediately.

Since September 17, 2025 and through December 24, 2025, (i) there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between us and ARK on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of ARK, would have caused ARK to make reference to the subject matter of such disagreement in connection with its reports on our financial statements, and (ii) there were no “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F) with respect to the Company. ARK did not audit our financial statements for the year ended December 31, 2025 and did not issue an audit report for such statements.

ARK’s audit report on our financial statements of YD Biopharma Limited and subsidiary dated April 30, 2025 and for the year ended December 31, 2024 did not contain any adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During fiscal years ended December 31, 2024 and 2023 and through December 24, 2025, (i) there were no disagreements between YD Biopharma and ARK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction ARK, would have caused it to make reference to the subject matter of the disagreements in connection with its audit reports on YD Biopharma’s financial statements, and (ii) there were no “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F) with respect to YD Biopharma.

We have furnished a copy of the above disclosure in this Annual Report to ARK and requested that ARK furnish us with a letter addressed to the SEC stating whether ARK agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of the letter from ARK is being furnished as Exhibit 16.3 to this Annual Report.

During our fiscal years ended December 31, 2025 and December 31, 2024 and any subsequent interim period prior to MB’s engagement, neither we nor anyone on our behalf consulted with MB regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and no written report was provided to us or oral advice was provided that MB concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or any “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, as a foreign private issuer, we are permitted to follow the corporate governance practices of our home country, the Cayman Islands, in lieu of certain Nasdaq corporate governance requirements. We intend to follow home country practice in lieu of the Nasdaq requirements with respect to certain corporate governance standards which may afford less protection to investors, including：

●	Annual Shareholder Meetings: Nasdaq Rule 5620(a) requires a company to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year. We follow our home country practice, as our memorandum and articles of association, consistent with Cayman Islands law, provide that we may, but are not obliged to, hold a general meeting each year as our annual general meeting.

●	Shareholder Approval Requirements: We follow our home country practice in lieu of the Nasdaq shareholder approval requirements for certain issuances of securities. Cayman Islands law does not require shareholder approval for such issuances to the extent the securities are authorized. As such, we do not follow:

○	Nasdaq Rule 5635(a), which requires shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company.

○	Nasdaq Rule 5635(b), which requires shareholder approval prior to the issuance of securities that will result in a change of control of the company.

○	Nasdaq Rule 5635(c), which requires shareholder approval prior to the establishment or material amendment of a stock option or equity compensation plan.

○	Nasdaq Rule 5635(d), which requires shareholder approval prior to a private placement of securities at a price less than the greater of book or market value, which equals 20% or more of the company’s outstanding ordinary shares.

As a result of our reliance on the foreign private issuer exemptions, the protection afforded to our shareholders may be less than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards. We may in the future decide to rely on other foreign private issuer exemptions provided by Nasdaq.

In accordance with Nasdaq Stock Market Rule 5250(d)(1), we will post this Annual Report on our company website. In addition, we will provide hard copies of our Annual Report free of charge to shareholders upon request.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES.

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees, which policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. We have filed our insider trading policies, as amended, as Exhibit 11.2 to this Annual Report.

ITEM 16K. CYBERSECURITY.

Risk Management and Strategy

Cybersecurity is an integral part of our overall risk management system. We have processes in place to assess, identify, and manage material risks from cybersecurity threats. These processes are integrated into our enterprise-wide risk management program and rely on third-party service providers, as the Company does not maintain an internal IT department.

Given the nature of our business in cancer diagnostics and related healthcare technologies, we handle sensitive healthcare and personal information, including protected health information (PHI) and other confidential patient or clinical data. To safeguard this information, our outsourced IT providers implement technical and procedural safeguards such as firewalls, intrusion detection systems, multi-factor authentication, data encryption at rest and in transit, role-based access controls (limited on a need-to-know basis), regular vulnerability scanning, secure data storage, and data minimization practices. We also maintain contractual requirements with our vendors, including service level agreements (SLAs) that address cybersecurity standards, incident notification timelines, and compliance with applicable data protection regulations.

The Company does not currently engage additional external assessors, consultants, or auditors beyond our primary outsourced IT providers for these processes, given our size and scale, available resources, anticipated expenditures, and the cybersecurity risks we face.

As of the date of this report, we have not identified any risks from cybersecurity threats, including those related to sensitive healthcare or personal information, that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

Governance

Our board of directors is responsible for overseeing risks related to cybersecurity. The board shall (i) maintain oversight of disclosures related to cybersecurity matters in our current or periodic reports, (ii) review updates on the status of any material cybersecurity incidents or material risks from cybersecurity threats (including those involving healthcare data) on a quarterly basis, and (iii) review disclosures concerning cybersecurity matters in our annual report on Form 20-F presented by management.

At the management level, our CEO, CFO, and designated personnel overseeing vendor relationships are responsible for assessing, identifying, and managing cybersecurity risks, as well as monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents through our outsourced IT providers.

●	Our CEO, Ethan Shen brings over 20 years of experience in biotechnology operations and strategic risk management in the healthcare sector, including oversight of technology implementation and regulatory compliance related to diagnostic development.

●	Our CFO, Edmund Hen has over 20 years of experience in financial controls, compliance, and risk oversight, including management of data security implications for financial reporting and intellectual property protection.

●	Key personnel involved in vendor oversight possess relevant knowledge through hands-on experience managing outsourced IT and data protection arrangements in clinical or diagnostic environments, along with familiarity with applicable cybersecurity and data privacy standards.

The CEO and CFO report to the board of directors (i) timely updates on the status of any material cybersecurity incidents or material risks from cybersecurity threats (including potential impacts on sensitive healthcare data), and (ii) matters related to cybersecurity disclosures in our annual report on Form 20-F.

If a cybersecurity incident occurs, our outsourced IT providers will promptly notify the Company in accordance with contractual terms. Designated internal personnel will then organize an internal assessment. If the incident is determined to potentially involve sensitive healthcare or personal information or could be a material cybersecurity event, the matter will be promptly reported to our CEO and CFO. To the extent appropriate, we may seek advice from external legal counsel or additional experts. If deemed potentially material, our CEO and CFO will decide on response measures, and management will promptly prepare disclosure material for review and approval by the board of directors before public dissemination.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of YD Bio Limited, dated August 26, 2025 (incorporated by reference to Exhibit 1.1 of the Company’s Registration Statement on Form 20FR12B, filed with the SEC on September 5, 2025).
2.1*	Description of Securities
2.2	Warrant Agreement, dated November 23, 2020, by and between Breeze Holdings Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 of Breeze’s Current Report on Form 8-K, filed with the SEC on November 23, 2020).
2.3	Specimen Ordinary Shares Certificate (incorporated by reference to Exhibit 2.2 of the Company’s Form 20-FR12B, filed with the SEC on September 5, 2025).
2.4	Specimen Warrant Certificate (incorporated by reference to Exhibit 2.3 of YD Bio’s Form 20-FR12B, filed with the SEC on September 5, 2025).
4.1	Merger Agreement and Plan of Reorganization, dated September 24, 2024, by and among Breeze Holdings Acquisition Corp., BH Biopharma Merger Sub Limited, and YD Biopharma Limited (incorporated by reference to Annex A to the Company’s Registration Statement on Form F-4 (File No. 333-283428) filed with the SEC on July 16, 2025).
4.2	Amendment No. 1 to Merger Agreement and Plan of Reorganization, dated May 30, 2025 (incorporated by reference to Annex A to the Company’s Registration Statement on Form F-4 (File No. 333-283428) filed with the SEC on July 16, 2025).
4.3	Sponsor Support Agreement, dated September 24, 2024, by and among Breeze Holdings Acquisition Corp., YD Biopharma Limited and the Breeze Initial Stockholders (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-4 (File No. 333-283428) filed with the SEC on July 16, 2025).
4.4	Company Support Agreement, dated September 24, 2024, by and among Breeze Holdings Acquisition Corp., YD Biopharma Limited and certain YD Biopharma Equity Holders (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4 (File No. 333-283428) filed with the SEC on July 16, 2025).
4.5	Lock-Up Agreement, dated September 24, 2024, by and among Breeze Holdings Acquisition Corp., YD Biopharma Limited, the Breeze Initial Stockholders and certain YD Biopharma Equity Holders (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (File No. 333-283428) filed with the SEC on July 16, 2025).
4.6	Third Amended and Restated Registration Rights Agreement, dated June 23, 2025, by and among Breeze Holdings Acquisition Corp., the Breeze Initial Stockholders and certain YD Biopharma Equity Holders (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-4 (File No. 333-283428) filed with the SEC on July 16, 2025).
4.7	Master Services Agreement, dated January 1, 2024, by and between Alcon Services AG, Taiwan Branch (Switzerland) and Yong Ding Biopharm Co., Ltd. (previously filed as Exhibit 10.16 to Amendment 4 to this Registration Statement) (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-4 (File No. 333-283428) filed with the SEC on July 16, 2025).
4.8	Patent Licensing and Technology Transfer Agreement, dated June 25, 2024, by and between EG BioMed Co., LTD and Yong Ding Biopharm Co., Ltd (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4 (File No. 333-283428) filed with the SEC on July 16, 2025).
4.9	Supplemental Agreement, dated September 30, 2024, by and between EG BioMed Co., LTD and Yong Ding Biopharm Co., Ltd (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-4 (File No. 333-283428) filed with the SEC on July 16, 2025).
4.10	Exclusive Licensing Agreement, dated June 19, 2024, by and between 3D Global Biotech Inc. and Yong Ding Biopharm Co, Ltd (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-4 (File No. 333-283428) filed with the SEC on July 16, 2025).
4.11	Supplemental Agreement, dated June 28, 2024, by and between 3D Global Biotech Inc. and Yong Ding Biopharm Co, Ltd (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-4 (File No. 333-283428) filed with the SEC on July 16, 2025).

Exhibit Number	Description
4.12	Main Service Agreement, dated May 31, 2023, by and between Novartis (Taiwan) Co., Ltd. and Yong Ding Biopharm Co., Ltd (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-4 (File No. 333-283428) filed with the SEC on July 16, 2025).
4.13	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-4 (File No. 333-283428) filed with the SEC on July 16, 2025).
4.14#	English translation of a Real Estate Agreement, dated September 17, 2025, by and between Yong Dong Biopharm Co., Ltd., Nanrong Development and Construction Co., Ltd. and the additional parties thereto (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1/A (File No. 333-290471) filed with the SEC on October 24, 2025).
4.15*	Binding Letter of Intent, dated January 20, 2026, by and between YD Bio Limited and Safe Save Medical Cell Sciences & Technology Co., Ltd.
4.16*	Master Strategic Alliance Agreement, dated February 24, 2026, by and between YD Bio USA, Inc. and YC Biotech Co., Ltd.
4.17	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 4.14 to the Company’s Registration Statement on Form 20-F (File No. 001-42810) filed with the SEC on September 5, 2025).
4.18	Form of Independent Director Agreement (incorporated by reference to Exhibit 4.15 to the Company’s Registration Statement on Form 20-F (File No. 001-42810) filed with the SEC on September 5, 2025).
4.19	YD Bio Limited 2025 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (File No. 333-292554) filed with the SEC on January 2, 2026).
8.1*	List of Subsidiaries.
11.1*	Code of Ethics.
11.2*	Insider Trading Policy.
12.1*	Certification of Principal Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of MaloneBailey LLP, independent registered public accounting firm for YD Bio Limited
15.2*	Consent of ARK Pro CPA & Co., independent registered public accounting firm
16.1*	Letter of Marcum LLP, dated April 30, 2026
16.2	Letter of CBIZ CPAs P.C., dated September 19, 2025 (incorporated by reference to Exhibit 16.1 to the Company’s report on Form 6-K filed with the SEC on September 19, 2025).
16.3*	Letter of ARK Pro CPA & Co., dated April 30, 2026.
97.1*	Compensation Recovery Policy
101. INS	Inline XBRL Instance Document
101. SCH	Inline XBRL Taxonomy Extension Schema Document
101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101. LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.
#	Portions of the exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

YD BIO LIMITED

April 30, 2026	By:	/s/ Ethan Shen
		Name:	Ethan Shen
		Title:	Chief Executive Officer

YD BIO LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

YD Bio Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of YD Bio Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2025, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2025.

Houston, Texas

April 30, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of YD Biopharma Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of YD Biopharma Limited and subsidiary (the “Company”) as of December 31, 2024, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ARK Pro CPA & Co

ARK Pro CPA & Co

We have served as the Company’s auditor from 2024 to 2025.

Hong Kong, China

April 30, 2025

PCAOB ID: 3299

YD BIO LIMITED

CONSOLIDATED BALANCE SHEETS

	Notes	As of December 31, 2025	As of December 31, 2024
		US$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		6,007,615	3,132,298
Accounts receivable, net	4	167,477	86,582
Other receivables from an affiliate, net	21	291,540	16,927
Inventories	5	1,879,542	37,335
Prepaid expenses and other current assets	6	1,324,016	194,740
TOTAL CURRENT ASSETS		9,670,190	3,467,882

Operating lease right-of-use assets, net	11	8,470	23,698
Property, plant and equipment, net	7	59,340	64,379
Intangible assets	8	2,609,739	2,680,035
Deferred offering costs	9	-	628,232
Prepaid expenses, non-current	10	1,431,658	-
TOTAL ASSETS		13,779,397	6,864,226

LIABILITIES
CURRENT LIABILITIES
Due to affiliates	21	785,665	37,253
Operating lease liabilities, current	11	6,764	16,581
Accounts payable	12	413,290	26,866
Accrued expenses and other liabilities	13	437,859	182,360
TOTAL CURRENT LIABILITIES		1,643,578	263,060

Deferred tax liabilities	19	—	1,463
Operating lease liabilities, non-current	11	—	5,684
Accrued expenses and other liabilities, non-current	13	—	3,773
Warrant Liabilities	14	14,991,482	—
TOTAL LIABILITIES		16,635,060	273,980

Commitments and contingencies	20

SHAREHOLDERS’ EQUITY (DEFICIT)
Common shares ($0.0001 par value, 500,000,000 shares authorized; 70,789,261 and 64,730,411 issued and outstanding as of December 31, 2025 and 2024, respectively)*	15	7,079	6,473
Additional paid-in capital*	15	7,161,681	8,465,744
Accumulated deficits		(10,238,359)	(1,927,043)
Accumulated other comprehensive income		213,936	45,072
Total shareholders’ equity (deficit)		(2,855,663)	6,590,246
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)		13,779,397	6,864,226

*	Shares related information and additional paid-in capital are retrospectively restated for effect of recapitalization completed on August 28, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

YD BIO LIMITED

 CONSOLIDATED STATEMENTS OF OPERATIONS

 AND COMPREHENSIVE INCOME/(LOSS)

		Years ended December 31,
	Notes	2025	2024	2023
		US$	US$	US$
Revenue	3,17	596,817	510,360	350,131
Cost of revenue		(429,407)	(355,004)	(196,686)
Gross profit		167,410	155,356	153,445

Operating expenses
General and administrative expenses		3,663,141	1,124,469	153,069
Selling and marketing expenses		170,523	1,957	7,492
Research and development expenses	8,18	1,602,064	491,353	—
Impairment (Recovery) of expected credit loss	4	3,403	(493)	2,731
Total operating expenses		5,439,131	1,617,286	163,292

Loss from operations		(5,271,721)	(1,461,930)	(9,847)

Other income (expense)
Other income, net		46,803	64,415	29,351
Interest income		80,162	11,808	290
Interest expenses		—	(772)	(2,144)
Change in fair value of warrant liabilities		(3,168,091)	—	—
Total other income (expense), net		(3,041,126)	75,451	27,497

(Loss) Income before income tax		(8,312,847)	(1,386,479)	17,650
Income tax	19	1,531	(25,080)	(4,090)
Net (loss) income		(8,311,316)	(1,411,559)	13,560

Other comprehensive (loss) income, net of tax:
Change in foreign currency translation adjustments		168,864	(2,139)	99
Other Comprehensive (loss) income		(8,142,452)	(1,413,698)	13,659

Basic and diluted net (loss) income per share*		(0.12)	(0.02)	0.00 **
Basic and diluted weighted average number of shares outstanding *		66,719,177	64,730,411	64,730,411

*	Shares related information and additional paid-in capital are retrospectively restated for effect of recapitalization completed on August 28, 2025
**	Basic and diluted net (loss) income per share for the year ended December 31, 2023 was $0.0002.

The accompanying notes are an integral part of these consolidated financial statements.

YD BIO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICITS)

For the years ended December 31, 2025, 2024 and 2023

	Shares	Amount	Additional paid-in capital	Accumulated deficits	Accumulative other comprehensive income	Total Equity
		US$	US$	US$	US$	US$
Balance at January 1, 2023	1,051,997	105,200	386,067	(529,044)	47,112	9,335
Recapitalization	63,678,414	(98,727)	98,727	—	—	—
Balance at January 1, 2023	64,730,411	6,473	484,794	(529,044)	47,112	9,335
Net income	—	—	—	13,560	—	13,560
Foreign currency translation adjustment	—	—	—	—	99	99
Balance at December 31, 2023	64,730,411	6,473	484,794	(515,484)	47,211	22,994
Issuance of common shares (as adjusted for the Reverse Recapitalization)	—	—	7,980,950	—	—	7,980,950
Net loss	—	—	—	(1,411,559)	—	(1,411,559)
Foreign currency translation adjustment	—	—	—	—	(2,139)	(2,139)
Balance at December 31, 2024	64,730,411	6,473	8,465,744	(1,927,043)	45,072	6,590,246
Issuance of Common shares per Business Combination	5,790,937	579	13,199,421	—	—	13,200,000
Issuance of Common Shares per Warrants exercise	267,913	27	2,642,399	—	—	2,642,426
Reverse Recapitalization transaction			448,476	—		448,476
Recognition of warrant liabilities assumed in the Business Combination			(13,746,147)			(13,746,147)
Adjustment to deferred offering costs			(3,848,212)			(3,848,212)
Net loss	—	—	—	(8,311,316)	—	(8,311,316)
Foreign currency translation adjustment	—	—	—	—	168,864	168,864
Balance at December 31, 2025	70,789,261	7,079	7,161,681	(10,238,359)	213,936	(2,855,663)

The accompanying notes are an integral part of these consolidated financial statements.

YD BIO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
	Notes	2025	2024	2023
		US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) Income		$(8,311,316)	$(1,411,559)	$13,560
Adjustments to reconcile net (loss) income to net cash used in operating activities
Deferred tax liability		(1,463)	26,576	4,090
Depreciation expenses	7	16,246	10,199	2,452
Amortization	8	193,314	94,536	—
Impairment (recovery) of expected credit loss	4	3,403	(493)	2,731
Loss on disposal of property and equipment		109	—	466
Lease expenses	11	20,471	11,731	47,740
Change in fair value of warrant liabilities	16	3,168,091	—	—
Changes in operating assets and liabilities
Accounts receivable		(84,298)	6,297	(63,858)
Other receivables from an affiliate		(274,613)	(17,316)	—
Inventories		(1,842,207)	28,517	(30,570)
Prepaid expense and other current assets		(850,261)	(182,721)	4,818
Accounts and note payable		386,424	10,196	5,391
Accrued expense and other liabilities		251,726	175,658	4,605
Amounts due to affiliates		748,412	37,937	—
Operating lease liabilities		(20,744)	(12,239)	(47,082)
Net cash used in operating activities		(6,596,706)	(1,222,681)	(55,657)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(1,440,019)	(74,914)	(290)
Acquisition of intangible assets	8	—	(2,836,080)	—
Proceed from disposal for long-term investment		—	10,324	—
Net cash used in investing activities		(1,440,019)	(2,900,670)	(290)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of warrants		715,645	—	—
Issuance of common shares	15	13,200,000	7,545,772	—
Proceeds from shareholders		—	314,409	52,952
Proceeds from (repayment to) an affiliate		—	(99,558)	93,544
Repayment of long-term bank loans		—	(32,977)	(32,609)
Payment of offering cost related to business combination		(3,219,981)	(614,137)	—
Proceeds from the Business Combination		173,486	—	—
Net cash provided by financing activities		10,869,150	7,113,509	113,887

Effect of change in exchange rate		42,892	55,042	(984)

NET INCREASE IN CASH AND CASH EQUIVALENTS		2,875,317	3,045,200	56,956
Cash and cash equivalents, beginning of period		3,132,298	87,098	30,142
Cash and cash equivalents, end of period		$6,007,615	$3,132,298	$87,098

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid		$—	$—	—
Interest paid		$—	$772	$2,144

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTMENT AND FINANCIAL ACTIVITIES INFORMATION:
Warrant liabilities assumed in the business combination	16	$13,746,147	$—	$—
Reclassification of deferred offering costs to additional paid-in capital upon business combination		$628,231	$—	$—
Lease liabilities arising from obtaining right-of-use assets		$—	$22,265	$4,249
Deduction of right-of-use assets from cancellation of operating leases		$—	$8,610	$—
Change in additional paid-in capital due to group structuring		$—	$7,941,973	$—

The accompanying notes are an integral part of these consolidated financial statements.

YD BIO LIMITED

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

YD Bio Limited (“YD Bio” or the “Company”) is as a Cayman Islands company operating under the Cayman Islands Companies Act (Revised) with its shares listed on NASDAQ (“symbol”: YDES). After the Business Combination (as discussed below), YD Bio Limited is a publicly listed biotechnology company focused on regulated diagnostics, life science clinical services, and healthcare product commercialization. The Company operates DNA methylation-based oncology testing programs in the United States under a laboratory-developed test (“LDT”) commercialization framework and collaborates with CLIA-certified and CAP-accredited laboratory partners. In addition to its diagnostics activities, the Company provides regulated life science distribution and clinical trial supply chain services to pharmaceutical and biotechnology companies. These services include procurement, logistics coordination, and compliance-focused support for clinical development programs. The Company also maintains ocular health product commercialization operations in the United States and consumer health distribution activities in Asia, under applicable regulatory and market requirements. Through the combination of its diagnostics platform, clinical service infrastructure, and healthcare commercialization capabilities, the Company seeks to develop a scalable operating platform designed to support growth across multiple regulated healthcare segments.

Business Combination

On September 24, 2024, the Merger Agreement was signed among (i) the Company, (ii) Breeze Holdings Acquisition Corp., a Delaware corporation (“Breeze”), (iii) Breeze Merger Sub, Inc., a Delaware corporation and which will be a direct, wholly owned subsidiary of the Company (“Breeze Merger Sub”), (iv) BH Biopharma Merger Sub Limited, a Cayman Islands exempted company (“Company Merger Sub,” with Company Merger Sub and Breeze Merger Sub together referred to herein as the “Merger Subs”), and (v) YD Biopharma Limited, a Cayman Islands exempted company (“YD Biopharma”). In connection with and upon the consummation of the merger contemplated by the Merger Agreement, Breeze Merger Sub will merge with and into Breeze with Breeze surviving the merger as a wholly-owned subsidiary of the Company, and Company Merger Sub will merge with and into YD Biopharma, with YD Biopharma surviving such merger as a wholly-owned subsidiary of the Company. Breeze was liquidated in December 2025. The Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Business Combination”.

On August 28, 2025 (the “Closing Date”), the Company consummated the closing of the Business Combination.

As a result of the Business Combination, the Company is the surviving publicly traded entity and owns 100% of the outstanding ordinary shares of YD Biopharma and ordinary shares, warrants, and rights of Breeze. Breeze’s outstanding shares were exchanged for 4,140,948 ordinary shares of the Company, as stipulated in the Merger Agreement. This exchange reflects the conversion of Breeze’s public shares, sponsor shares, rights and other outstanding equity interests (net of any redemptions) into ordinary shares of the Company, contributing to the post-closing equity structure of the Company.

At the same time, pursuant to the Merger Agreement, the issued and outstanding shares of YD Biopharma were exchanged for ordinary shares of the Company with each YD Biopharma shareholder receiving its pro rata share of the Exchange Consideration. The “Exchange Consideration” was the number of newly issued YD Bio ordinary shares equal to (a) a transaction value of $647,304,110 divided by (b) a per share price of $10.00. “Pro Rata Share” means, with respect to each YD Biopharma shareholder, a fraction expressed as a percentage equal to (i) the number of shares of common stock held by such YD Biopharma shareholder immediately prior to the closing, divided by (ii) the total number of issued and outstanding shares of common stock immediately prior to the closing. As a result, 64,730,411 ordinary shares of the Company were issued to the former shareholders of YD Biopharma at closing.

In addition, on August 28, 2025, the Company issued 1,650,000 ordinary shares to certain investors in connection with a private investment in public equity (“PIPE”) Financing raising aggregate proceeds of $13.2 million at a price per share of $8.00.

On August 28, 2025, Breeze’s outstanding warrants were exchanged for 16,925,000 YD Bio warrants on a one-for-one basis, with the same exercise price and terms.

As of August 28, 2025, immediately following the completion of the Business Combination closing, there were 70,521,359 ordinary shares outstanding and 16,925,000 warrants outstanding.

The transaction was accounted for as a reverse recapitalization with YD Biopharma being the accounting acquirer and Breeze as the acquired company for accounting purposes. YD Biopharma was determined to be the accounting acquirer since YD Biopharma’s shareholders prior to the Business Combination had the greatest voting interest in the combined entity, YD Biopharma comprised the ongoing operations, had the go-forward senior management, and the YD Biopharma shareholders were to control the board of directors and have a majority of the voting power of YD Bio. Accordingly, for accounting purposes, the financial statements after the closing of the Business Combination represent a continuation of the financial statements of YD Biopharma, with the Business Combination treated as the equivalent of issuing shares for the net assets of Breeze, accompanied by a recapitalization. The net assets of Breeze are stated at historical cost, with no goodwill or other intangible assets recorded. Additionally, the shares and corresponding capital amounts and losses per share, prior to the Business Combination have been retrospectively restated base on shares reflecting the exchange ratio established in Merger Agreement.

On August 29, 2025, the Ordinary Shares and Public Warrants began trading on the NASDAQ under the proposed symbols “YDES” and “YDESW,” respectively.

As at the date of this report, the Company has direct and indirect interests in the following subsidiaries:

Name of Entity	Date of Incorporation	Place of Incorporation	Shareholders	% of Equity Ownership	Principal Activities
YD Biopharma Limited (“YD Biopharma”)	March 14, 2024	Cayman	YD Bio	100%	Holding
Yong Ding Biopharm Co., Ltd (“Yong Ding”)	April 23, 2013	the Republic of China (“ROC” or “Taiwan”)	YD Biopharma	100%	Sales of drugs, medical and related products in Taiwan
YD BIO USA, INC. (“YD BIO USA”)	February 4, 2025	Delaware (US)	YD Biopharma	100%	Sales of drugs, medical and related products in US
YD PharmaWings Limited (“YD PharmaWings”)	October 23, 2025	BVI	YD Biopharma	100%	Investment holding
Breeze Holdings Acquisition Corp (“Breeze”)	March 3, 2021	Delaware (US)	YD Bio	100%	Dissolved in December 2025

2. GOING CONCERN

In connection with the Company’s assessment of going concern considerations in accordance with the authoritative guidance in Financial Accounting Standard Board (“FASB”) Accounting Standards Update (“ASU”) Topic 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company currently lacks the liquidity it needs to sustain operations for a reasonable period of time, which is considered to be at least one year from the date that the consolidated financial statements are issued

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to generate net income for the foreseeable future. Accordingly, the Company may not be able to obtain additional financing. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for at least twelve months from the date of this report.

The Company has incurred recurring losses and negative cash flows from operations for the years ended December 31, 2025, 2024 and 2023. The Company will need additional funds to satisfy its outstanding payables, fund its working capital, and fully implement its business plan.

The Company plans to continue developing strategies on similar or expanded operations of business to help our ability to determine where business will be viable going forward. Until such time, if ever, the Company can generate substantial product revenues. The Company plans to finance cash needs through public or private equity offerings or debt financing.

However, there is no assurance that the Company will be able to raise additional capital, generate revenues or achieve profitability due to the factors listed above.

The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these or other risks or uncertainties.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statement of the Company is presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to avail itself of this exemption and, therefore, for new or revised accounting standards applicable to public companies, the Company will be subject to an extended transition period until those standards would otherwise apply to private companies.

Business combination

The Company applies the provisions of ASC 805, Business Combinations, in accounting for its acquisitions. To determine whether transactions should be accounted for as asset acquisition or business combination, the Company evaluates whether substantially all of the fair value of gross assets included in a transaction is concentrated in a single asset (or a group of similar assets), resulting in an asset acquisition; if that is not the case, the resulting accounting is as a business combination. In an asset acquisition, the cost of acquiring the asset group, including transaction costs, is allocated to the acquired assets or assumed liabilities based on their relative fair values without giving rise to goodwill. In a business combination, the Company recognizes separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as any contingent consideration, where applicable, its estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to its consolidated statements of operations.

The Business Combination was accounted for as a “reverse recapitalization” in accordance with accounting principles generally accepted in GAAP. Under this method of accounting, Breeze was treated as the “acquired” company for financial reporting purposes. YD Biopharma was determined to be the accounting acquirer since YD Biopharma’s shareholders prior to the Business Combination had the greatest voting interest in the combined entity, YD Biopharma comprised the ongoing operations, had the go-forward senior management, and the YD Biopharma shareholders were to control the board of directors and have a majority of the voting power of YD Bio. Accordingly, for accounting purposes, the financial statements after the closing of the Business Combination represent a continuation of the financial statements of YD Biopharma, with the Business Combination treated as the equivalent of issuing shares for the net assets of Breeze, accompanied by a recapitalization. The net assets of Breeze are stated at historical cost, with no goodwill or other intangible assets recorded.

Principles of consolidation

The financial statements include the financial statements of the Company and its subsidiaries, see Note 1.

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Significant accounting estimates reflected in the consolidated financial statements included revenue recognition, provision for expected credit losses of accounts receivable, prepayment and other receivables, long-term investment impairment assessment, inventories impairment assessment, property, plant and equipment impairment assessment, intangible assets impairment assessment, the valuation allowance for deferred tax assets, right-of-use (“ROU”) assets and operating lease liabilities. Accordingly, the actual results could differ significantly from those estimates.

Risk and uncertainties

Generally, the industry in which the Company operates subjects the Company to a number of risks and uncertainties that can affect its operating results and financial condition. Such factors include, but are not limited to: the timing, costs and results of clinical trials and other development activities versus expectations; the ability to manufacture products successfully; competition from products sold or being developed by other companies; the price of, and demand for products once approved; the ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products.

Fair Value of Financial Instruments

The Company has adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. ASC 820 establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable input, which may be used to measure fair value and include the following:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.

Level 2 —	Input other than Level 1 that is observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other input that is observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 —	Unobservable input that is supported by little or no market activity and that is significant to the fair value of the assets or liabilities.

Our cash and cash equivalents are classified within level 1 of the fair value hierarchy because they are valued using quoted market price.

The carrying amounts of the other financial assets and liabilities, which consist of accounts receivable, other current assets, accounts payable and other liabilities, amount due to a shareholder and amount due to an affiliate, approximate their fair values due to the short-term nature of these instruments.

Cash and cash equivalents

Cash and cash equivalents included cash on hand placed with banks or other financial institutions, which are unrestricted as to withdrawal and use and with an original maturity of three months or less. Cash equivalents are short-term, highly liquid investments that are readily convertible into cash with an original maturity of three months or less, at the date acquired. The Company’s balance of cash and cash equivalents was $6.0 million and $3.1 million as of December 31, 2025 and 2024 respectively. Deposits in banks in Taiwan are only insured by Central Deposit Insurance Corporation, a government agency, up to NTD 3 million (US$94,000); Deposit in banks in the USA are only insured by Federal Deposit Insurance Corporation up to $250,000 and are consequently exposed to risk of loss. The Company believes the probability of a bank failure causing loss to the Company is remote.

Receivable and Allowance

The Company has adopted ASC 326, Financial Instruments — Credit Losses, which requires an impairment model that is based on current expected loss.

The Company’s accounts receivable and other current assets are within the scope of ASC 326. Accounts receivable and amount due from an affiliate are recognized and carried at the original invoice amounts less the expected credit loss. The Company has a policy of reserving for uncollectible accounts based on best estimate of the amount of probable expected credit losses in the existing accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential bad debts if required. Other current assets are recognized and carried at the initial amount when occurred less an allowance for any uncollectible amount. To estimate expected credit losses, the Company has identified the relevant risk characteristics of its counterparty and the related receivables, amount due from an affiliate and other current assets which include size, type of the services or the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed annually based on the Company’s specific facts and circumstances. There has been no significant impact of changes in the assumptions since adoption. The Company has assessed its receivable and amount due from an affiliate including credit term and corresponding receivables as of December 31, 2025 and 2024. Based upon such credit terms, the Company recorded bad debt expenses of $3,403, $493 in recoveries, and $2,731 for the years ended December 31, 2025, 2024 and 2023, respectively. The Company recognized $6,598 and $3,055 expected credit loss provision for account receivables and other current assets as of December 31, 2025, and 2024, respectively.

Inventories

Inventories are stated at the lower of cost and net realizable value, with cost determined by the weighted average method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Write-down of potential obsolete or slow-moving inventories is recorded as cost of revenue based on management’s assumptions about future demands and market conditions. No write-down is recorded for inventories for the year ended December 31, 2025, and 2024.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is computed on a straight-line basis with no salvage value over the estimated useful lives of 3 to 5 years for equipment, fixtures and furniture.

The cost and accumulated depreciation of property, plant and equipment disposed of or sold are removed from the balance sheets and the resulting gains and losses are recognized in the statements of operations.

Intangible assets

Intangible assets are stated in the balance sheet at cost less accumulated amortization and impairment, if any. The costs of the intangible assets are amortized on straight-line basis over their estimated useful lives. The Company had two licensed patents as of December 31, 2025, (i) one licensed patent involves the formula and technology of cell culture process, technology of cell bank construction, exosome purification, authentication technology, and exosome production which are derived from the methods of culturing human corneal limbus cells and the relevant know-how (the “3D Global Patent”) and (ii) the other licensed patent involves Methylation analysis technology for application in pancreatic cancer and the relevant know-how (the “EG BioMed Patent”).

The respective amortization periods for the intangible assets are as follows:

3D Global Patent (note 8)	15 years
EG BioMed Patent (note 8)	15 years

Impairment of Long-Lived Assets

In accordance with the ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant and equipment, leased assets and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, or it is reasonably possible that these assets could become impaired as a result of technological or other industrial changes. The determination of recoverability of assets to be held and used is made by comparing the carrying amount of an asset to future undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. There was no impairment of long-lived assets recorded for the year ended December 31, 2025, and 2024.

Lease

The Company accounts for leases in accordance with ASC 842, Leases, which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. For the leases with a term within 12 months, the Company has elected the short-term lease recognition exemption and therefore does not recognize right-of-use (ROU) assets or lease liabilities for these leases.

The Company determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Company does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. Leased assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The right-of-use asset is initially measured as the amount of the lease liability, plus any lease payments made at or before the commencement date, plus any initial direct costs incurred by the lessee, minus any lease incentives received.

Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Company’s leases is not readily determinable.

The IBR is a hypothetical rate based on the Company’s understanding of what its credit rating would be to borrow and the resulting interest the Company would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Company’s lease liability calculation.

Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments is incurred. The Company recognized no impairment of leased assets for the year ended December 31, 2025, and 2024.

Warrant Liabilities

The Company accounts for the Public Warrants and Private Placement Warrants (collectively, “Warrants”, see Note 14 issued in connection with the merger transaction in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity”. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be classified as a liability. Accordingly, the Company classifies each warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability is adjusted to fair value, with the change in fair value recognized in the Company’s consolidated statements of operations.

Statutory reserve

Pursuant to the laws applicable to Taiwan, Taiwanese entities must make appropriations from after-tax profit to the non-distributable “statutory reserve”. Subject to certain cumulative limits, the “statutory reserve” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 100% of the authorized capital (as determined under accounting principles generally accepted in Taiwan (“Taiwan GAAP”) at each year end). Since the YD Bio’s subsidiary in Taiwan has accumulated deficit under Taiwan GAAP during the reporting period, it is not required to make appropriations to the statutory reserve.

Revenue Recognition

The Company recognizes revenue when a customer obtains control of promised goods or receives services provided in an amount that reflects the consideration which the Company expects to receive in exchange for those goods and services. To determine revenue recognition for the arrangements that the Company determines are within the scope of ASC 606, Revenue from Contracts with Customers, the Company performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company’s revenue from contracts with customers is derived from product revenue principally from the sales of products directly to its customers and presents revenue net of VAT.

Product revenue recognition — point of time

The performance obligations are considered to be met, and revenue is recognized when the customer obtains control of the goods. Revenue is recognized at that point in time. The customers pick up the goods directly from the Company’s premises, and the Company has satisfied the contracts’ performance obligations when the goods have been picked up, and the acceptance document has been signed by the customers. The Company does not offer sales rebates to its customers. Any discount will be net of the revenue at that point in time. The Company does not provide its customers with the right of return (except for product quality issues). The customer is required to perform a product quality check immediately upon delivery of the products and report to the Company within a few days if there is a quality issue.

Cost of revenue

Cost of revenue consists primarily of purchased costs of products for resales, the material costs and subcontracting costs of manufactured products which are directly attributable to the manufacturing of products and other costs directly related to the rendering of services performed.

Research and development

Research and development costs are expensed as incurred in accordance with ASC 730, Research and Development. The Company incurs research and development costs in the pursuit of new products and improving the formulation of existing products.

Shipping and handling expenses

The Company expenses shipping and handling expenses as incurred. The Company recorded $16,619, $18,436 and $12,753 of shipping and handling expenses for the years ended December 31, 2025, 2024 and 2023, respectively.

Other income, net

The Company has entered into subleasing arrangements with two drug stores in Taiwan to lease part of the leased premises to them for the year ended December 31, 2024 and 2023. For the year ended December 31, 2025 and 2024, the Company also entered into leasing arrangements with corporate customers to lease equipment. The Company receives income from operating leases based on the fixed required rents (base rent) per the lease agreements. Rent revenue from base rents is recorded on the straight-line method, when collectability of the lease payments is deemed probable, over the terms of the related lease agreements. Operating lease revenue, as recorded on the straight-line method, in the consolidated statements of operation is recorded as other revenue. The Company recognized $2,080 and $24,533 of income from the subleasing arrangements with the drug stores for the years ended December 31, 2024 and 2023, respectively. During the year ended December 31, 2024, YD Biopharma ceased the only subleasing arrangements with a drug store. The Company recognized $72,703 income from the leasing of equipment to other corporate customers for the year ended December 31, 2025, and recognized $40,382 of income from the subleasing arrangement with a drug store and the leasing of equipment to other corporate customers for the year ended December 31, 2024.

Contract liabilities

The Company’s contract liabilities consist of deferred revenue associated with the lease arrangements for leasing certain property and equipment to its customers over time and sales of goods. Deferred revenue represents amounts received or invoiced in advance of delivering goods or rendering services. These amounts are recognized as revenue when the performance obligations under the contracts are fulfilled. The table below presents the activity of the deferred revenue from the lease for the year ended December 31, 2025, and 2024, respectively:

	December 31, 2025	December 31, 2024
Balance at beginning of period	$27,568	$—
Advances received from customers	74,024	61,289
Revenue recognized	(72,703)	(33,089)
Exchange realignment	1,264	(632)
Balance at end of period	$30,153	$27,568

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with ASC 740, Income Taxes. Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns

Deferred tax assets and liabilities are determined based on the temporary difference between the financial reporting and tax bases of assets and liabilities, and net operating loss and tax credit carryforwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Company records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits and penalties, if any, within income tax expenses.

Retirement and other post-retirement benefits

Contributions to retirement accounts which are defined contribution plans are expensed in the statement of operations as and when the related employee service is provided.

Full time employees of the Company in Taiwan participate in a government mandated defined contribution plan, pursuant to which certain pension benefits and medical care benefits are provided to employees. Taiwanese labor regulations require that the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the government. The Company has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $8,408, $3,907 and $2,036 for the years ended December 31, 2025, 2024 and 2023, respectively.

Translation of foreign currency financial statements

The functional currency of YD Bio, YD Biopharma and YD USA is USD. The functional currency of Yong Ding is NTD, the local currency where it operates. The reporting currency of the Company is USD. Accordingly, the financial statements of Yong Ding are translated at the following exchange rates: assets and liabilities — current rate on balance sheet date; shareholders’ equity — historical rate; income and expenses — average rate during the period. The resulting translation adjustment is reflected in the accumulated other comprehensive income (loss).

Transactions denominated in currencies other than the functional currencies are recorded at the rate of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in the foreign currency is converted into the entities’ functional currency, or when foreign currency receivable and payable are settled, are credited or charged to income in the period of conversion or settlement. At period-end, the balances of foreign currency monetary assets and liabilities are recorded based on prevailing exchange rates and any resulting gains or losses are included in the consolidated statements of comprehensive income (loss).

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rates prevailing on the transaction dates. The transaction date is the date on which the Company initially recognizes such non-monetary assets and liabilities. Non-monetary assets and liabilities that are stated at fair value are translated using the exchange rates prevailing at the dates the fair value is measured. The resulting exchange differences are recognized in accumulated other comprehensive income (loss).

Translation of amounts from NTD into US$ has been made at the following exchange rates for the respective years:

	Years ended December 31,
	2025	2024	2023
Period-end NTD: US$1 exchange rate	31.34	32.77	30.73
Period average NTD: US$1 exchange rate	31.35	32.04	31.08

Comprehensive (loss) income

Comprehensive (loss) income represents net (loss) income plus the results of certain changes in shareholders’ equity (deficit) during a period from non-owner sources.

Comprehensive (loss) income is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive (loss) income includes net (loss) income and foreign currency translation adjustments, which are presented in the consolidated statements of comprehensive loss.

Net (Loss) Income per Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Basic (loss) income per share is calculated by dividing the net (loss) income by the weighted-average number of Ordinary Shares outstanding during the period. Diluted loss per share is calculated by dividing the loss by the weighted-average number of Ordinary Shares and potentially dilutive securities outstanding during the period. Potentially dilutive Ordinary Shares consist of shares issuable upon the conversion of warrants. The dilutive effect of outstanding shares is reflected in diluted earnings per share by application of the treasury stock method, or the if-converted method. The outstanding Public Warrants and Private Placement Warrants were 11,437,420 and 3,705,491 as of December 31, 2025, all of which were excluded from diluted EPS due to their anti-dilutive effect. There were no outstanding warrants as of December 31, 2024 and 2023.

Concentration of risks

Concentration of suppliers

The following suppliers accounted for 10% or more of purchase for the year ended December 31, 2025, and 2024.

For the year ended December 31, 2025, approximately 83.7% of the Company’s purchase was from Supplier D, a company that the Company’s CEO holds 12.85%.

	Years ended December 31,
Supplier	2025	2024	2023
D	83.7%	—	—
A	*	37.5%	11.6%
E	—	*	22.4%
F	*	*	13.2%
G	—	*	12.4%

*	Represents less than 10% of purchase for the year ended December 31, 2025, and 2024.

Account payable to suppliers that individually comprised 10% or more of accounts payable balances as of December 31, 2025, and 2024 are as follows:

Supplier	December 31, 2025	December 31, 2024
D	89.5%	—
B	—	49.5%
A	*	13.7%
C	*	10.3%

*	Represents less than 10% of accounts payable balances as of December 31, 2025, and 2024.

Concentration of customers

The following customers accounted for 10% or more of sales for the year ended December 31, 2025, and 2024:

	Years ended December 31,
Customer	2025	2024	2023
A	*	31.9%	31%
B	31.7%	22.8%	40%
C	13.4%	*	*

*	Represents less than 10% of revenue for the year ended December 31, 2025, and 2024, respectively.

Account receivables, net from customers that individually comprised 10% or more of accounts receivable, net balances as of December 31, 2025, and 2024 are as follows:

Customer	December 31, 2025	December 31, 2024
B	30.5%	49.4%
D	16.0%	22.8%
A	15.6%	*
E	*	15.4%

*	Represents less than 10% of accounts receivable balances as of December 31, 2025, and 2024, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Company to the concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable and other current assets. The Company places its cash and cash equivalents with financial institutions with credit ratings and quality where the Company considers acceptable.

The risks with respect to accounts receivable are mitigated by credit evaluations performed on the debtors and ongoing monitoring of outstanding balances.

Foreign currency exchange risk

The reporting currency of the Company is USD. To date the majority of the revenues and costs are denominated in NTD and a significant portion of the assets and liabilities are denominated in NTD. As a result, the Company is exposed to foreign currency exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between USD and NTD. If NTD depreciates against USD, the value of NTD revenues and assets as expressed in USD financial statements will decline. The Company does not hold any derivative or other financial instruments that exposes us to substantial market risk.

NTD is not a freely convertible currency. The Central Bank of the Republic of China, under the authority of Taiwan government, controls the conversion of NTD to foreign currencies. There are restrictions and limits on the conversion of NTD to other currencies, especially for capital account transactions. Individuals and businesses face conversion quotas and approvals required from the authorities.

Segment Reporting

The Company complies with ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses among other disclosure requirements. The Company adopted ASU 2023-07 on February 6, 2024 (inception).

ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker (the “CODM”)， which is comprised of the Company’s Chief Executive Officer and Chief Financial Officer, reviews financial information including net revenues, gross profit and total operating expenses, etc. presented on a consolidated basis for purposes of managing the business, allocating resources, making operating decisions and assessing financial performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. See Note 22 for details.

Management determined that the Company’s operations constitute a single reportable segment in accordance with ASC 280. YD Bio operates exclusively in three business and industry diverse operations: 1) sales of medical devices and other related products, 2) research and development in pancreatic cancer early detection services, and 3) research and development in the sales of contact lenses.

All of YD Bio’s long-lived assets are mainly property, plant, and equipment located in ROC.

Net sales to customers by geographic area are determined by reference to the physical product shipment delivery locations requested by the customers. For example, if the products are delivered to a customer in ROC, the sales are recorded as generated in ROC; if the customer directs us to ship its products to the United States, the sales are recorded as sold in the United States.

Reclassification

Prior period amounts have been reclassified to conform to the current period’s presentation. The reclassifications had no impact on previously reported net income or shareholders’ equity.

Recently Issued Accounting Standards

On December 14, 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09). ASU focuses on income tax disclosures around effective tax rates and cash income taxes paid. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024 (generally, calendar year 2025) and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective application is permitted. The Company adopted ASU 2023-09 on January 1, 2025 and the adoption did not have a material impact to the consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires a public entity to disclose additional information about specific expense categories in the notes to the financial statements on an annual and interim basis. It is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. In January 2025, the FASB issued ASU 2025-01 to clarify that all public entities, including non-calendar year-end entities, should adopt the disclosure requirements of ASU 2024-03. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures, and do not expect the adoption will have a material impact on its financial statements and disclosures.

In May 2025, the FASB issued ASU 2025-04, Compensation — Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer. The amendments clarify the accounting for share-based consideration payable to a customer under Topic 718 and Topic 606. The amendments are effective for annual reporting periods, including interim periods within those annual periods, beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures, and do not expect the adoption will have a material impact on its financial statements and disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide a practical expedient and, if applicable, an accounting policy election to simplify the measurement of credit losses for certain receivables and contract assets. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in any interim or annual period in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures, and do not expect the adoption will have a material impact on its financial statements and disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of operations and comprehensive income (loss) and consolidated statements of cash flows.

4. ACCOUNTS RECEIVABLE

Accounts receivable, net consist of the following:

	December 31, 2025	December 31, 2024
Accounts receivable	$174,075	$89,637
Less: allowance for expected credit losses	(6,598)	(3,055)
Total accounts receivable, net	$167,477	$86,582

Details of the changes of the expected credit loss provision are as follows:

	Years ended December 31,
	2025	2024	2023
Beginning of the period	$3,055	$3,769	$1,015
Provision (reversal) for the year	3,403	(493)	2,731
Foreign exchange realignment	140	(221)	23
End of the period	$6,598	$3,055	3,769

As of December 31, 2025 and 2024, the majority of accounts receivable is due to corporate customers with long-term relationships. The Company recognized the impairment of expected credit loss for accounts receivable of $3,403, $493 in recoveries and $2,731 for the years ended December 31, 2025, 2024 and 2023.

5. INVENTORIES

Inventories, net consist of the following:

	December 31, 2025	December 31, 2024
Finished goods	$1,879,542	$37,335

The Company had no write-down of inventories for the year ended December 31, 2025, 2024 and 2023.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

The amount of prepaid expenses and other current assets consist of the followings:

	December 31, 2025	December 31, 2024
Prepaid expenses	$1,027,625	$30,260
Value added tax credit	253,246	159,287
Others	43,145	5,193
Total	$1,324,016	$194,740

The Company did not record any expected credit loss provision for other current assets for the year ended December 31, 2025 and 2024.

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	December 31, 2025	December 31, 2024
Equipment, fixtures and furniture	$87,916	$81,810
Less: accumulated depreciation	(28,576)	(17,431)
Total	$59,340	$64,379

Depreciation expenses included in general and administration expenses for the year ended December 31, 2025, 2024 and 2023 were $16,246, $10,199 and $2,452 respectively. During the year ended December 31, 2025 and 2023, the Company disposed some equipment, fixtures and furniture and the loss of disposal was $109 and $466 and no disposal of assets occurred for the year ended December 31, 2024. There were no impairments recognized during the year ended December 31, 2025, 2024 and 2023.

8. INTANGIBLE ASSETS

On June 19, 2024, the Company entered into an exclusive licensed patent and know-how agreement and a supplementary agreement dated on June 28, 2024, with 3D Global Biotech Inc. (“3D Global”), a company registered in Taiwan and listed on the Taipei Stock Exchange, to acquire a global exclusive licensed patent and know-how. The Company’s CEO owns approximately 14.97% of the common shares of 3D Global. The licensed patent involves the formula and technology of cell culture process, technology of cell bank construction, exosome purification, authentication technology, and exosome production which are derived from the methods of culturing human corneal limbus cells and the relevant know-how (the “3D Global Patent”). The licensed period of the 3D Global Patent is 20 years after all the relevant products are launched. In addition, the Company is obligated to pay a royalty fee of 10% of the sales of the products for 15 years on a quarterly basis and the Company is allowed to sub-license the 3D Global Patent to other third-party customers. The 3D Global Patent and know-how enables YD Biopharma to form and produce the major ingredient of its contact lens solutions and helped commence the contact lens business. The Company expects the useful life of the 3D Global Patent for the contact lens business to be 15 years. The total consideration for 3D Global Patent is $5,000,000 including VAT or $4,761,905 net of VAT. In June 2024, the Company paid $1,000,000 including VAT or $952,381 net of VAT to 3D Global for the patent, formula and know-how of the technology, which is not for use in particular research and development projects and have alternative future use. It enables the Company to provide future economic benefits from the commercial production of its contact lens business and to generate income.

The total research and development costs of $1,970,000 has been charged from 3D Global for the first through third stage of Development of LSC Cell Source, the first through second stage of Establishment of LSC Master Cell Banks and the first stage of Cell Stability Examination of LSC and the Company has paid $1,550,000 of the above amount up to December 31, 2025. As of December 31, 2025，there is no activities in progress related to the stage 3.2 to stage 5 stated in the following milestone table.

The Company will pay the remaining amounts to 3D Global for further research and development of this technology and expand the application to a variety of new eye-related drugs and products when certain conditions and milestones are satisfied and completed by 3D Global.

According to the 3D Global License Agreement, YD Bio is obligated to pay the following amounts in accordance with the following milestones:

Item	Milestones	Milestone License Fees (USD)
1. Development of corneal Limbal Stem Cell (“LSC”) Cell Source
1	Application with Medical Center for Clinical Specimens Collection	480,000
2	SOP Document for Technique of Separating LSC Specimens	230,000
3	LSC Cell Analysis/Assessment Report	330,000
2. Establishment of LSC Master Cell Banks
1	SOP Document for LSC Amplification	230,000
2	SOP Document for LSC Cryopreservation	280,000
3. Cell Stability Examination of LSC
1	Stability Examination Report of Master cell	420,000
2	Stability Examination Report of Working cell	420,000
4. Raw Material Development of LSC Exosomes
1	SOP Document of Exosomes Purification Process	230,000
2	Specification Analysis/Examination Report of Exosomes Characterization	200,000
3	SOP Document of Mass Production Process of Exosomes Raw Material	370,000
4	Three Batches of Trial Production Document of Exosomes Raw Material	300,000
5	Safety Verification Report (animal testing) of Exosomes Raw Material	310,000
5. LensMate Eye Buffer LensMate
1	Product Consignment Development Agreement	100,000
2	U.S. Food and Drug Administration (“FDA”) Approval for Type I Medical Material Certification	80,000
3	Sale Certification of US OTC	20,000

On June 25, 2024, the Company entered into an exclusive licensed patent and know-how agreement with EG BioMed Co., Ltd. (“EG BioMed”), a Taiwan registered company, to acquire the licensed patent of Methylation analysis technology for application in pancreatic cancer and the relevant know-how (the “EG BioMed Patent”). The Company’s CEO is a director and owned 46.16% on the date of the transaction. The Company’s CEO owns 45.3% equity interest as of December 31, 2025, and as of the date of this report. The Company is allowed to use the licensed patent and know-how in the United States for manufacturing, offering for sale, selling, using, or importing the product and providing detection services for the aforementioned purposes. The licensed period of the EG BioMed Patent is initially 10 years and automatically renews for an additional 5 years unless both parties agree not to renew, thus the useful life of the EG BioMed Patent is 15 years. The consideration for the EG BioMed Patent is NTD 60,000,000 (USD 1,830,000), and the Company is obligated to pay a royalty of 7% of the sales of the services generated from EG BioMed Patent to EG BioMed on quarterly basis. The EG BioMed Patent and know-how enabled the Company to commence its pancreatic cancer early detection service business for income generation.

In addition, the potential royalties due to 3D Global and EG BioMed are calculated based on 7% to 10%, respectively, of the sales of products or provision of services derived from the licensed patents in future. Therefore, they are considered variable consideration and will be recognized as cost of revenue in the income statement in the period when the related revenue occurs. The royalty expenses incurred were $ 2,273 and nil for the year ended December 31, 2025 and 2024, respectively.

Intangible assets consist of the following:

	December 31, 2025	December 31, 2024
Licensed to Patents and Know-how
3D Global Patent	$985,710	$942,450
EG BioMed Patent	1,914,000	1,830,000
Less: accumulated amortization	(289,971)	(92,415)
Total	$2,609,739	$2,680,035

Amortization expense included in general and administration expenses for the year ended December 31, 2025, 2024 and 2023 was $ 193,314, $94,536 and nil, respectively. The estimated amortization is as follows:

As of December 31, 2025	Estimated amortization expense
For the year ended December 31, 2026	$193,314
For the year ended December 31, 2027	193,314
For the year ended December 31, 2028	193,314
For the year ended December 31, 2029	193,314
For the year ended December 31, 2030	193,314
Thereafter	1,643,169
Total	$2,609,739

9. DEFERRED OFFERING COSTS

Deferred offering costs represent legal, accounting, underwriting, and other direct costs incurred in connection with a planned equity or debt offering. These costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

10. PREPAID EXPENSES, NON-CURRENT

On September 17, 2025, Yong Ding Biopharm Co., Ltd (Subsidiary of YD Bio) entered into a pre-sale real estate contract for the purchase of office space and parking facilities located in Taipei City. As of December 31, 2025, $1.4 million was prepaid for the purchase.

11. LEASES

The Company’s operating leases consist of leases for office space. The Company is the lessee under the terms of the operating leases. For the year ended December 31, 2025, 2024 and 2023, the operating lease cost was $20,471, $11,731 and $47,740, respectively.

The Company’s operating leases have remaining lease terms of approximately 4 months as of December 31, 2025, and 16 months as of December 31, 2024, respectively. As of December 31, 2025, the weighted average remaining lease term and weighted average discount rate were 0.33 years and 4.22%, respectively.

As of December 31, 2025 and 2024, the Company stated the following amounts in the Company’s consolidated balance sheets:

	December 31, 2025	December 31, 2024
Assets
Right-of-use assets	$8,470	$23,698
Total	8,470	23,698

Liabilities
Operating lease liabilities, current	6,764	16,581
Operating lease liabilities, non-current	—	5,684
Total lease liabilities	$6,764	$22,265

Supplemental disclosure related to operating leases were as follows:

	December 31, 2025	December 31, 2024
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$20,471	$11,731

Maturities of lease liabilities were as follows:

As of December 31, 2025	Operating Lease
For the year ended December 31, 2026	$6,824
Less: amounts representing interest	(60)
Present Value of future minimum lease payments	6,764
Less: Current obligations	(6,764)
Long term obligations	$-

The Company also leased office and car park space under various short-term operating leases with the duration of less than 12 months in Taiwan. The short term leases cost was $13,036, $2,220 and nil for the year ended December 31, 2025, 2024 and 2023, respectively.

12. ACCOUNTS PAYABLE

Accounts payables are non-interest bearing and generally settled within 90-day terms. All accounts payable are expected to be settled within one year. The carrying value of accounts payable are considered to be a reasonable approximation of fair value.

13. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the followings:

	December 31, 2025	December 31, 2024
Accrued expenses	$403,445	$151,392
Deferred revenue	30,153	27,568
Other payables	4,261	7,173
	437,859	186,133
Less: non-current portion	—	3,773
Total	$437,859	$182,360

14. WARRANTS

As a result of the Business Combination, Breeze’s outstanding warrants were exchanged for 16,925,000 YD Bio warrants on a one-for-one basis, with the same exercise price and terms, including 11,500,000 Public Warrants and 5,425,000 Private Warrants. As of August 29, 2025, the Public Warrants began trading on the NASDAQ under the proposed symbols YDESW.

Public Warrants may only be exercised for a whole number of shares. No fractional shares are issued upon exercise of the Public Warrants. The Public Warrants are exercisable on the later of (a) 30 days after the consummation of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

Once the warrants become exercisable, the Company may call the warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

●	if, and only if, the reported last sale price of the common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company sends the notice of redemption to the warrant holders.

The Company may not redeem the warrants when a holder may not exercise such warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to the Company, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round down to the nearest whole number of shares of common stock to be issued to the warrant holder.

The Private Placement Warrants (including the common stock issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination and they will be non-redeemable so long as they are held by the original holders or their permitted transferees. If the Private Placement Warrants are held by someone other than the original holders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Warrants included in the Units being sold in the Initial Public Offering. Otherwise, the Private Placement Warrants have terms and provisions that are substantially identical to those of the Warrants being sold as part of the Units in the Initial Public Offering.

In December 2025, 62,580 public warrants were exercised and converted into ordinary shares at an exercise price of $11.5 per share, and 1,782,089 private warrants were exchanged for 205,333 ordinary shares on a cashless basis.

After the above conversion and as of December 31, 2025, there were 11,437,420 Public Warrants and 3,705,491 Private Placement Warrants outstanding. The Company classifies the outstanding Public Warrants and Private Placement Warrants as warrant liabilities on the balance sheet in accordance with the guidance contained in ASC 815-40. Under the guidance in ASC 815-40, certain warrants do not meet the criteria for equity treatment. These warrants include a clause whereby the warrant holder may be entitled to receive a net cash settlement upon the acceptance by the holders of the Company’s common stock of a tender, exchange or redemption offer. Upon such a qualifying tender cash offer (an event which could be outside the control of the Company), all Warrant holders would be entitled to cash. This factor precludes the Company from applying equity accounting as the warrant holder could receive a net cash settlement value that is greater than a holder of the Company’s common stock. Accordingly, the Company has concluded that liability accounting is required. As such, these warrants are recorded at fair value as of each reporting date with the change in fair value reported within other income in the accompanying consolidated statements of operations as “Change in fair value of warrant liability” until the warrants are exercised, expired or other facts and circumstances lead the warrant liability to be reclassified to stockholders’ equity.

As of December 31, 2025, the fair value of both the Company’s Private Placement Warrants and Public Warrants utilized the Company’s trading price of the Public Warrants as the terms of the Public Warrants and Private Placement Warrants are similar.

15. SHAREHOLDER’S DEFICIT

Ordinary Shares — The Company is authorized to issue 500,000,000 ordinary shares with a par value of $0.0001 per share. Holders of ordinary shares are entitled to one vote per share owned on each matter properly submitted to the shareholders on which the holders of the ordinary shares are entitled to vote. The holders of ordinary shares shall be entitled to receive dividends and other distributions (payable in cash, property or capital stock of the Company) when, as and if declared thereon by our board of directors from time to time out of any assets for funds of the Company legally available therefor and shall share equally on a per share basis in such dividends and distributions.

As a result of the Business Combination, Breeze’s outstanding shares were exchanged for 4,140,948 ordinary shares of the Company; 64,730,411 ordinary shares of the Company were issued to the former shareholders of YD Biopharma.

In addition, on August 28, 2025, the Company issued 1,650,000 ordinary shares to certain investors in connection with a PIPE Financing raising aggregate proceeds of $13.2 million at a price per share of $8.00.

In December 2025, 62,580 public warrants were exercised and converted into ordinary shares at an exercise price of $11.5 per share, and 1,782,089 private warrants were exchanged for 205,333 ordinary shares on a cashless basis.

After the above conversion and as of December 31, 2025, there were 70,789,261 ordinary shares outstanding.

On July 7, 2025 the Board adopted, and the then sole shareholder of the Company approved the YD Bio Limited Equity Incentive Plan (the “Equity Incentive Plan”). The Equity Incentive Plan is adopted by the Company in connection with the Business Combination. From and after the time of the Business Combination, the Company intends to use this Equity Incentive Plan to grant new awards to eligible participants from time to time, subject to and in accordance with the terms and conditions described therein. As of December 31, 2025, no awards have been granted under the plan.

16. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s financial assets that are measured at fair value on a recurring basis as of December 31,2025, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value. As of December 31,2024, the fair value of warrant liabilities was nil.

	December 31, 2025
Description	Level 1	Level 2	Level 3
Liabilities
Warrant liability - Public Warrants	$11,323,046	$—	$—
Warrant liability - Private Placement Warrants	$3,668,436	$—	$—

As of December 31, 2025, the fair value of both the Company’s Private Placement Warrants and Public Warrants utilized the Company’s trading price of the Public Warrants as the terms of the Public Warrants and Private Placement Warrants are similar. The measurement of Warrants is classified as Level 1 due to the use of an observable market quote in an active market under the ticker YDESW. The quoted prices of the Public Warrants were $0.99 per warrant as of December 31, 2025.

The following table presents the changes in the fair value of warrant liabilities:

	Private Placement	Public	Warrant Liabilities
Fair value as of August 28, 2025(Recognition of warrant liabilities assumed in the Business Combination)	$4,406,077	$9,340,070	$13,746,147
Warrants exercised for common shares	(1,847,454)	(75,302)	(1,922,756)
Change in fair value of warrant liabilities	1,109,813	2,058,278	3,168,091
Fair value as of December 31, 2025	$3,668,436	$11,323,046	$14,991,482

17. REVENUE

For the years ended December 31, 2025, 2024 and 2023, the Company’s revenue was all recognized at point of time.

Revenue for the year ended December 31, 2025, consists of the following:

	Corporate Customers	Retail Customers	Total
Medical and related products	$280,719	$55	$280,774
Drugs	209,025	14,400	223,425
Beauty products	49,841	70	49,911
Contact lenses	35,000	—	35,000
Nutritional products	5,000	234	5,234
Supplements	2,405	68	2,473
Total	$581,990	$14,827	$596,817

The Company operates in multiple geographic regions. Net revenues by geographic area for the period are as follows:

Net Revenues by Geographic Area

Geographic Area	Net Revenues
United States	$35,000
Taiwan	561,817
Total	$596,817

The United States revenues are derived from contact lens sales, while all other product categories, including drugs, medical and related products, nutritional products, and supplements, are sold in Taiwan.

Revenue for the year ended December 31, 2024, consists of the following:

	Corporate Customers	Retail Customers	Total
Drugs	$143,633	$—	$143,633
Medical and related products	292,609	249	292,858
Nutritional products	41,458	314	41,772
Supplements	24,057	8,040	32,097
Total	$501,757	$8,603	$510,360

All product categories are sold in Taiwan for the year ended December 31, 2024.

Revenue for the years ended December 31, 2023, consists of the following:

	Corporate Customers	Retail Customers	Total
Drugs	$141,947	$—	$141,947
Medical and related products	146,593	257	146,850
Nutritional products	5,934	3,606	9,540
Supplements	32,341	19,453	51,794
Total	$326,815	$23,316	$350,131

All product categories are sold in Taiwan for the year ended December 31, 2023.

18. RESEARCH AND DEVELOPMENT EXPENSES

For the years ended December 31, 2025 and 2024, the Company incurred research and development expenses primarily with related parties.

In June 2024, the Company entered into an exclusive license agreement with 3D Global Biotech Inc. (a related party in which the CEO holds approximately 12.85% equity interest) for global patent and know-how related to contact lens technology for a total consideration of $5,000,000 (including VAT). In June 2024, the Company paid $1,000,000 including VAT or $952,381 net of VAT to 3D Global for the patent, formula and know-how of the technology. The Company is also obligated to pay a royalty of 10% of the sales of the products generated from 3D Global Patent to 3D Global on a quarterly basis.

For the year ended December 31, 2025, 2024 and 2023, the Company recorded $1,490,000, $480,000 (including VAT) and nil, respectively as research and development costs charged from 3D Global.

In June 2024, the Company licensed methylation analysis technology for pancreatic cancer from EG BioMed Co., Ltd. (a related party in which the CEO is a director and holds 45.3% equity interest) for NTD 60,000,000 ($1,830,000), and the Company is obligated to pay a royalty of 7% of sales generated from the EG BioMed Patent to EG BioMed on a quarterly basis.

For the year ended December 31, 2025, 2024 and 2023, the Company incurred $16,327, $37,937 and nil, respectively, for the research and development expenses for the pancreatic cancer early detection service licensed patent and $676, nil and nil, respectively, for the research and development expenses for the Breast Cancer Patent.

As of December 31, 2025, the Company has not capitalized any development cost.

19. INCOME TAXES

YD Bio and YD Biopharma are incorporated in the Cayman Islands, which is exempt from income tax. YD Biopharma’s 100% wholly owned subsidiary, Yong Ding, is incorporated in the ROC and is subject to the ROC Income Tax Law. The applicable tax rate is 20% for the year ended December 31, 2025, 2024 and 2023. YD USA is a company incorporated in the state of Delaware and operating in Washington, USA, subject to federal income tax at a rate of 21%, with no state income tax.

Significant components of the provision for income taxes (benefits) are as follows:

	Years ended December 31,
	2025	2024	2023
Current tax	$—	$—	$—
Deferred tax – tax loss	—	25,175	5,049
Deferred tax – book-tax difference	(1,531)	(95)	(959)
Income taxes (benefits) expenses	$(1,531)	$25,080	$4,090

Reconciliation of the differences between the Income Tax rate applicable to profits and the income tax (benefits) expenses of the Company:

	Years ended December 31,
	2025	2024	2023
Income(loss) before taxation	$(8,312,847)	$(1,386,479)	$17,650

Notional tax on loss before tax
Computed expected tax (benefits) expense	(433,837)	(277,296)	3,530
Non-taxable or non-deductible expenses	(151,637)	129,635	560
Change in valuation allowances	583,943	172,741	—
Total	$(1,531)	$25,080	$4,090

The following table reconciles statutory rate of jurisdictions in which we do business to Yong Ding’s effective tax rate:

	Years ended December 31,
	2025	2024	2023
Statutory income tax rate	20.00%	20.00%	20.00%
Non-taxable or non-deductible expenses	7.53%	0.63%	3.17%
Change in valuation allowances	-27.45%	-24.14%	—%
Effective tax rate	0.08%	-3.50%	23.17%

The following table reconciles statutory rate of jurisdictions in which we do business to YD USA’s effective tax rate:

	Years ended December 31,
	2025	2024	2023
Statutory income tax rate	21.00%	—	—
Non-taxable or non-deductible expenses	0.00%	—	—
Change in valuation allowances	-21.00%	—	—
Effective tax rate	0.00%	—	—

Deferred tax assets (liabilities) are as follows:

	December 31, 2025	December 31, 2024
Deferred tax assets
Tax losses carry forwards	$551,303	$167,454
Expected credit losses	1,543	421
Others	—	991
Valuation allowance	(552,846)	(168,866)
	$—	$—

Deferred tax liabilities
Property, plant and equipment	$—	$(1,463)
Total deferred tax assets	$—	$(1,463)

As of December 31, 2025, Yong Ding had net operating loss carryforwards of $2,756,513. The carry forward loss of $739,838 and $2,016,675 will be expired by 2034 and 2035, respectively, if not utilized.

As of December 31, 2025, YD USA had federal net operating loss carryforwards of $148,088, which may be carried forward indefinitely to offset future taxable income, but are subject to the 80% taxable income limitation upon utilization.

20. COMMITMENTS AND CONTINGENCIES

As of December 31, 2025 and through the date of this report, there are no pending legal proceedings to which the Company or its subsidiaries are a party, nor is the Company aware of any threatened litigation that could reasonably be expected to have a material adverse effect on its business, financial condition, or results of operations.

According to the agreement entered into with 3D Global in June 2024 with respect to the 3D Global Patent, the Company is obligated to pay up to $2,450,000 when certain conditions and milestones are satisfied and completed by 3D Global.

On September 17, 2025, Yong Ding Biopharm Co., Ltd (Subsidiary of YD Bio) entered into a pre-sale real estate contract for the purchase of office space and parking facilities located in Taipei City. The contract covers an office unit and four statutory parking spaces with a total contract price of US$8,890,625 (NT$284,500,000, converted at an exchange rate of approximately 32 NT$/US$).

As of December 31, 2025, the remaining balance of $7,467,812 (NT$ 238,970,000) is to be funded through a combination of internal cash reserves and a potential loan of up to US$6,223,437 (NT$199,150,000) through a designated financial institution.

21. RELATED PARTY TRANSACTIONS

As of December 31, 2025, amounts due from affiliates consisted of the following:

Name	Amount	Relationship	Note
3D Global	$33,636	The Company’s CEO, the director of YD Biopharma, holds 12.85% of 3D Global shares	Prepaid royalty fee
EG BioMed	$291,540	The Company’s CEO, the director of the Company, holds 45.3% of the shares of EG BioMed	Prepayment of research and development expenses and other expenses

As of December 31, 2024, the amount due from an affiliate of the related parties in the above table was nil.

As of December 31, 2025, the amounts due to affiliates consisted of the following:

Name	Amount	Relationship	Note
3D Global	$350,400	The Company’s CEO, the director of YD Biopharma, holds 12.85% of 3D Global shares	Trade payables due to the Company, interest free and payment on demand.
3D Global	$420,429	The Company’s CEO, the director of YD Biopharma, holds 12.85% of 3D Global shares	Research and development expenses payable
EG Bio USA	$48,471	EG Bio USA is a wholly owned subsidiary of EG BioMed	Service charge for laboratory payable

As of December 31, 2024, the amounts due to affiliates consisted of the following:

Name	Amount	Relationship	Note
EG BioMed	$37,086	The Company’s CEO, the director of Company, holds 45.3% of the shares of EG BioMed	Research and development expenses payable

For the year ended December 31, 2025, the Company had the following transactions with affiliates:

Name	Amount	Relationship	Note
3D Global	$1,445,868	The Company’s CEO, the director of Company, holds 12.85% of the shares of 3D Global	Research and development expenses
3D Global	$1,880,523	The Company’s CEO, the director of Company, holds 12.85% of the shares of 3D Global	Sales of products to the Company
3D Global	$2,273	The Company’s CEO, the director of Company, holds 12.85% of the shares of 3D Global	Royalties
EG BioMed	$17,003	The Company’s CEO, the director of Company, holds 45.3% of the shares of EG BioMed	Research and development expenses
EG Bio USA	$138,471	EG Bio USA is a wholly-owned subsidiary of EG BioMed	Service charge for laboratory
Ji Yan Biomedical Co., Ltd	$1,358	The Company’s CEO, the director of Company, holds 75.94% of the shares of Ji Yan Biomedical Co., Ltd	Sales by the Company

For the year ended December 31,2024, the Company had the following transactions with affiliates:

Name	Amount	Relationship	Note
The Company’s CEO	$455,887	Company director and major shareholder	On August 31,2024, the Company issued 77,269 common shares with the par value of $0.10 each at $6.00 per shares to The Company’s CEO to Settle the amount due to The Company’s CEO. It represented the share capital of $7,727and the additional paid in capital of $455,887.
EG BioMed	$1,848,000	The Company’s CEO, the director of Company, holds 45.3% of the shares of EG BioMed	Granting of EG BioMed Patent to the Company
EG BioMed	$37,937	The Company’s CEO, the director of Company, holds 45.3% of the shares of EG BioMed	Research and development expenses
3D Global	$952,381	The Company’s CEO, the director of Company, holds 12.85% of the shares of 3D Global	Granting of 3D Global Patent to the Company
3D Global	$453,416	The Company’s CEO, the director of Company, holds 12.85% of the shares of 3D Global	Research and development expenses

22. SEGMENT REPORTING

The Company’s chief operating decision maker evaluates segment performance and allocates resources based on several factors, of which the primary financial measure is operating income.

The Company acquired the 3D Global Patent and EG BioMed Patent in June 2024 and commenced the pancreatic cancer early detection service and sales of contact lens business. For the year ended December 31, 2025, revenue of $35,000 was generated from 3D Global Patent and there was no revenue generated from the patents for the year ended December 31, 2024.

The Company primarily operates in the ROC and substantially all of the Company’s long-lived assets are located in the ROC. The Company provides Laboratory Developed Test (LDT) services to healthcare professionals across the United States.

YD Bio’s chief operating decision maker evaluates performance based on a single reporting segment’s net revenues, cost of revenues, operating expenses, operating income (loss), finance income (expense), other income and net income. Net revenue, cost of revenues, operating expenses, operating loss, finance income, other income (expenses) and net loss by diverse operations for the year ended December 31, 2025, and 2024 were as follows:

For year ended December 31, 2025	Sales of medical and other related products	Research and development of pancreatic cancer early detection services	Research and development of sales of contact lenses	Corporate unallocated	Consolidated
Net revenues	$561,817	$—	$35,000	$—	$596,817
Cost of revenues	(401,264)	—	(28,143)	—	(429,407)
Gross profit	160,553	—	6,857	—	167,410
Total operating expenses	(444,208)	(143,927)	(1,805,720)	(3,045,276)	(5,439,131)
Operating loss	(283,655)	(143,927)	(1,798,863)	(3,045,276)	(5,271,721)
Finance income, net	18,397	—	—	61,765	80,162
Other income (expenses), net	46,942	—	—	(139)	46,803
Change in fair value of warrant liabilities	—	—	—	(3,168,091)	(3,168,091)
Income tax expenses	1,531	—	—	—	1,531
Net loss	(216,785)	(143,927)	(1,798,863)	(6,151,741)	(8,311,316)

As of December 31, 2025
Identifiable long-lived assets	67,810	1,722,600	887,139	—	2,677,549
Total assets	$2,337,152	$1,722,600	$887,139	$8,832,506	$13,779,397

For year ended December 31, 2024	Sales of medical and other related products	Research and development of pancreatic cancer early detection services	Research and development of sales of contact lenses	Corporate unallocated	Consolidated
Net revenues	$510,360	$—	$—	$—	$510,360
Cost of revenues	(355,004)	—	—	—	(355,004)
Gross profit	155,356	—	—	—	155,356
Total operating expenses	(447,642)	(53,678)	(469,158)	(646,808)	(1,617,286)
Operating loss	(292,286)	(53,678)	(469,158)	(646,808)	(1,461,930)
Finance income, net	10,068	—	—	968	11,036
Other income (expenses), net	64,444	—	—	(29)	64,415
Income tax expenses	(25,080)	—	—	—	(25,080)
Net loss	(242,854)	(53,678)	(469,158)	(645,869)	(1,411,559)

As of December 31, 2024
Identifiable long-lived assets	88,077	1,769,000	911,035	—	2,768,112
Total assets	$2,219,996	$1,769,000	$911,035	$1,964,195	$6,864,226

23. SUBSEQUENT EVENTS

On January 20, 2026, the Company entered into a binding Letter of Intent (LoI) to acquire 100% of the equity interests in Safe Save Medical Cell Sciences & Technology Co., Ltd. (SSMC), a Taiwan-based company focused on innovative autologous dendritic cell/tumor antigen (ADCTA) immunocell therapies, including late-stage clinical assets for glioblastoma and other solid tumors. The total consideration is approximately NT$839,832,000 (equivalent to about US$26.87 million), payable through a combination of newly issued Company shares and cash. The parties target completion is subject to successful due diligence, corporate restructuring of SSMC, regulatory approvals, and other customary conditions. There can be no assurance that the acquisition will be consummated.

During January to April 2026, 570,585 warrants were exercised and converted into ordinary shares. On March 31, 2026, the Company issued 2,081 ordinary shares to each of two directors upon the vesting of certain Restricted Share Units granted under the Company’s Equity Incentive Plan.